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Filed Pursuant to Rule 424(b)3
Registration No. 333-118185

PROSPECTUS DATED NOVEMBER 4, 2004

$137,000,000

LAZY DAYS' R.V. CENTER, INC.

Exchange Offer for
11 3/4% Senior Notes due 2012

        Offer for outstanding 11 3/4% Senior Notes due 2012, in the aggregate principal amount of $137,000,000 (which we refer to as the "Old Notes") in exchange for up to $137,000,000 aggregate principal amount of 11 3/4% Senior Notes due 2012 which have been registered under the Securities Act of 1933, as amended, (which we refer to as the "New Notes"). $15,000,000 of outstanding 11 3/4% Senior Notes due 2012 are held by an affiliate (which we refer to as the "Restricted Old Notes") which are not eligible to be exchanged for New Notes in connection with this exchange offer.

Terms of the Exchange Offer:

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  Expires 5:00 p.m., New York City time, December 6, 2004, unless extended.

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  Not subject to any condition other than that the exchange offer does not violate applicable law or any interpretation of the staff of the Securities and Exchange Commission.

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  Lazy Days' R.V. Center, Inc. ("Lazydays") can amend or terminate the exchange offer.

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  Lazydays will exchange all 11 3/4% Senior Notes due 2012 that are validly tendered and not validly withdrawn, other than any Restricted Old Notes.

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  Lazydays will not receive any proceeds from the exchange offer.

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  The exchange of notes will not be taxable exchange for U.S. federal income tax purposes.

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  You may withdraw tendered outstanding Old Notes any time before the expiration of the exchange offer.

Terms of the New Notes:

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  The New Notes will be general unsecured obligations and will rank equally to all of our secured senior debt.

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  The New Notes mature on May 15, 2012. From May 15, 2004, the New Notes will bear interest, which will be payable semi-annually in cash, at a rate of 11 3/4% per annum on each November 15, and May 15, commencing November 15, 2004.

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  Lazydays may redeem the New Notes at any time on or after May 15, 2008.

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  Prior to May 15, 2007, Lazydays may redeem up to 35% of the New Notes with the net cash proceeds from a qualified equity offering.

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  Upon a change of control, Lazydays may be required to offer to repurchase the New Notes.

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  The terms of the New Notes are identical to Lazydays' outstanding Old Notes except for transfer restrictions and registration rights.

        As of June 30, 2004, $3.0 million was outstanding and $9.5 million of additional borrowing capacity was available under our senior secured revolving credit facilities and $55.7 million was outstanding and $29.3 million of additional borrowing capacity was available under our amended floor plan credit facility, in each case on a pro forma basis after giving effect to the Transactions, as defined herein. Each these credit facilities are secured by substantially all of our assets, and as a result, are effectively senior to Notes.

        For a discussion of specific risks that you should consider before tendering your outstanding 11 3/4% Senior Notes due 2012 in the exchange offer, see "Risk Factors" beginning on page 15.

        There is no public market for Lazydays' outstanding 11 3/4% Senior Notes due 2012 or the New Notes. However, you may trade Lazydays' outstanding 11 3/4% Senior Notes due 2012 in the Private Offering Resale and Trading through Automatic Linkages, or PORTAL™, market.

        Each broker-dealer that receives New Notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. A broker dealer who acquired Old Notes as a result of market making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with any resales of the New Notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the New Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 4, 2004

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling noteholders are offering to sell, and seeking offers to buy, 11 3/4% Senior Notes due 2012 only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our 11 3/4% Senior Notes due 2012.

        Each broker-dealer that receives new securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new securities. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new securities received in exchange for securities where those securities were acquired by this broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	15
MARKET AND INDUSTRY DATA	25
FORWARD-LOOKING STATEMENTS	25
USE OF PROCEEDS	26
THE EXCHANGE OFFER	27
CAPITALIZATION	34
THE REFINANCING TRANSACTIONS	35
UNAUDITED PRO FORMA FINANCIAL STATEMENTS	37
SELECTED FINANCIAL AND OTHER DATA	42
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	43
BUSINESS	53
MANAGEMENT	67
SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS	72
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	73
DESCRIPTION OF CERTAIN INDEBTEDNESS	78
DESCRIPTION OF THE NEW NOTES	82
BOOK-ENTRY; DELIVERY AND FORM	121
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	124
PLAN OF DISTRIBUTION	124
LEGAL MATTERS	125
EXPERTS	125
AVAILABLE INFORMATION	125
INDEX TO FINANCIAL STATEMENTS	F-1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

        As used in this prospectus and unless the context indicated otherwise, "Notes" refers, collectively, to our "Old Notes," "New Notes" and "Restricted Old Notes." $15,000,000 in aggregate principal amount of Restricted Old Notes are not eligible to be exchanged for New Notes in connection with this exchange offer.

ii

PROSPECTUS SUMMARY

        As used in this prospectus, references to "Lazydays," the "Company," "we," "our" and "us" refer to Lazy Days' R.V. Center, Inc. The following summary highlights selected information from this prospectus and does not contain all of the information that is important to you. This prospectus includes specific terms of the New Notes we are offering as well as information regarding our business and detailed financial data. For a more complete understanding of this offering, we encourage you to read this prospectus in its entirety.

Our Company

        We are the largest single site recreational vehicle ("RV") retailer in the world. In 2003, we sold 7,430 new and pre-owned RVs in the retail market, including Class A motorhomes, Class C motorhomes, conventional trailers and fifth-wheel trailers. Class A motorhomes are the highest priced and fastest growing product segment of the RV industry and represented 88% of our 2003 new RV revenues, which was far in excess of the industry average of approximately 49% in 2002. We also generate revenue from commissions earned on vehicle financing and insurance products we sell on behalf of third-party providers, from the service, maintenance and repair of RVs and from daily fees paid by customers who utilize our RallyPark campground facilities. We operate on a 126-acre site near Tampa, Florida that attracts more than 250,000 visitors annually. We generated 2003 revenues of $755.6 million.

        One of our primary strategies is to create "Customers for Life" by offering a unique purchasing experience that combines the largest single site RV inventory in the world, our one of a kind scenic facility with multiple amenities and our focused, process oriented approach to servicing the customer. Building a welcoming atmosphere that caters to the RV enthusiast community is an intangible element critical to our success, and our philosophy is thoroughly ingrained in and continually reinforced throughout our corporate culture at every level. Our unique customer-focused business model has resulted in a loyal, stable and growing customer base and an unrivaled reputation within the RV community. Our ability to generate a majority of our annual unit sales from repeat business and word-of-mouth referrals is testimony to the success of this approach. We generated 28% and 29% of our 2003 unit sales from repeat and referral customers, respectively.

        To enhance our customers' purchasing experience, we have developed our facilities with their needs in mind, and as a result our site has become a destination location for RV owners throughout the United States. Our facilities feature a number of unique attractions, including a 1,200-site outdoor showspace of new and pre-owned RVs, a 230-bay RV servicing facility and a 300-site RallyPark, where we hold over 100 rallies each year and provide our visitors the opportunity to meet and spend time with other RV enthusiasts. In addition, visitors to our site can enjoy complimentary meals at our Festival Hall while customers who have purchased a high-end Class A motorhome may also enjoy the exclusive benefits of our recently completed CrownClub facility. Finally, there are additional attractions that appeal to RV owners located adjacent to our facilities, including a Camping World retailer, a Flying J Travel Plaza and a Cracker Barrel restaurant. These features and our customer-focused philosophy cater to the RV enthusiast community and have allowed us to attract potential RV purchasers from across the United States. In 2003, 46% of our unit sales were from customers that reside outside the State of Florida.

Industry Overview

        The RV industry has been growing for many years and is positioned to benefit from continued growth as a result of favorable product mix and U.S. demographic trends. New RV sales in the U.S. were approximately $12 billion in 2003 and have grown at a 10.6% compound annual rate from 1980 to 2003. We estimate that annual sales in the U.S. of pre-owned RVs are approximately $14 billion, resulting in aggregate U.S. annual sales for new and pre-owned RVs of approximately $26 billion. The growth in the sale of new Class A motorhomes has outpaced overall RV revenue growth, accounting for 49% of 2002 new RV revenues compared to 41% in 1992, with the average retail price of Class A motorhomes increasing from $64,026 in 1992 to $135,808 in 2002. The growth in industry sales, the migration toward Class A motorhomes with added amenities and the retail price increases of those products has been driven by the increasing popularity of RVs among consumers and consumer preferences for luxury products.

        Favorable demographic trends, in particular the aging of the "baby boomers," indicate that RV ownership should increase during the next 10 years. Overall RV ownership rates in the U.S. have historically been highest in the 55 - 64 year-old age group, which is expected to grow 39.0% from 2002 to 2010, compared to total population growth of 11.4% for the same period. This dramatic growth in the pool of potential RV consumers is expected to increase the number of U.S. households that own an RV from 6.9 million in 2001 to 7.9 million in 2010 and increase the annual U.S. sales of new RVs to over $19.1 billion in 2010.

Competitive Strengths

        Unique Business Model and Customer Focus.    Our business model was developed to serve our customers and create "Customers for Life." An RV purchase is often one of our customers' most significant purchase decisions and one that we strive to make enjoyable. Our philosophy provides for a unique customer experience to ensure satisfaction and generate loyalty. Additionally, we offer numerous amenities to visitors and customers at our site whether or not they are actively seeking an RV purchase. We believe our unique business model has allowed Lazydays to become a destination site for RV enthusiasts and RV purchasers.

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  Process Driven Sales Organization.  We have a talented and experienced sales organization with more than 150 professionals. Our sales professionals benefit from at least one hour of training each business day on specific product features and selling techniques. Our sales professionals' compensation structure is 100% commission based and is driven by profit achievement and customer satisfaction ratings. Each salesperson follows a carefully scripted process which we have developed over time. Our sales process begins with a customer interview to determine which products will appeal to the customer. The salesperson then escorts the customer through the product selection process by touring our facilities and focusing the customer on three to five specific models the sales person determined best meets the customer's needs. Once a selection is made, the salesperson coordinates with the desk manager to value the customer's trade-in, if applicable, and determine the sales price. We contact each customer, on average, eight times within the first twelve months following their purchase to ensure satisfaction and create customer loyalty. In 2003, $694.8 million of our revenues were generated from sales of new and pre-owned RVs.

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  Finance and Insurance Product Sales.  Upon completion of the sale negotiation, the customer is escorted to a business manager who documents the purchase and offers third-party financing, insurance and warranty products. In 2003, approximately 61% of our customers obtained their vehicle financing through Lazydays, the interest on which is often tax deductible as a person's primary or secondary residence. We arrange financing from nine lending institutions and offer insurance products from nine insurance underwriters. We have grown our finance and insurance product sales at a compound rate of 11% over the last five years. In 2003, $22.5 million of our revenues were generated from commissions on third-party finance and insurance products.

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  Value-Added Customer Benefits and Customer Dedication.  We provide each of our customers complimentary benefits with an RV purchase that we estimate have an aggregate value of over $8,000. Our delivery team performs a 130-point inspection of every motorhome and a 100-point inspection for every towable vehicle. We also provide our customers with an optional driver confidence course, assistance in registering and obtaining title for their RV, a complimentary one year membership in various RV clubs and campgrounds and discounts at retailers frequented by RV enthusiasts.

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  Marketing.  The most important component of our marketing effort is word-of-mouth marketing among our customers and other RV enthusiasts. We actively foster referrals among our customers and acknowledge their efforts on our "Wall of Honor," which prominently displays the names of our customers who generate four or more referral deliveries. We target multiple direct marketing efforts at prospective buyers utilizing our proprietary database of 450,000 current and potential RVers in order to drive in-person visits and telephone contacts. These include our bi-monthly "Venture" RV catalogue, which provides photographs and descriptions of our inventory and our quarterly "Rally Times" newsletter, which describes upcoming rallies sponsored by us at our RallyPark. In addition, we have a print advertising campaign in camping and RV magazines that have a combined annual circulation of approximately 9.5 million. Recently, we have generated our largest growth in potential customer traffic through our dedicated website, www.lazydays.com, which features real-time displays of our inventory updated automatically every 10 minutes and offers customers an opportunity to browse our current product selection. These multi-faceted marketing initiatives generate significant and consistent customer traffic.

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  Festival Hall.  Our Festival Hall dining facility is located in our main dealership building and serves over 300,000 complimentary meals to customers and visitors each year, including customers visiting our facilities for service and repair, sales prospects and RallyPark guests. Importantly, the layout of our site requires our RallyPark guests to traverse our product selection in order to reach the Festival Hall. As a result, potential customers often approach sales representatives before or after the meal service to inquire about our products.

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  CrownClub.  Our CrownClub facility opened in December 2003 as an additional exclusive benefit to our customers who purchase a high-end (approximately $250,000 and above) Class A motorhome. CrownClub qualifying new and pre-owned unit purchasers receive membership privileges which we believe will motivate our customers to trade-in on a frequent basis. CrownClub membership offers access to 40 premier service bays and a 17,000 square foot clubhouse, including a lounge, grill room, library, business center and swimming pool. CrownClub members enjoy complimentary upscale meals and our full service bar. Members also receive other amenities such as an exterior wash upon service completion, invitations to CrownClub rallies held at exclusive RV resorts throughout the U.S., RallyPark certificates and free nights at selected premium Outdoor Resorts campgrounds. As of June 30, 2004, we had more than 3,250 CrownClub members, including customers who purchased qualifying RVs in the three years preceding the opening of the CrownClub facility.

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  RallyPark.  RallyPark is a 300-site RV campground located at the Lazydays facility. Each site offers wireless internet access, utilities, cable TV and a morning newspaper. More than 100 rallies are held at RallyPark each year and we believe RallyPark is the preferred rally site for many national, regional and state RV clubs. Our 12,000 square foot climate-controlled RallyCenter can accommodate up to 600 people and is utilized for dinners, meetings, award ceremonies and live entertainment. We also offer a screened and heated swimming pool and jacuzzi, tennis courts, horseshoe pits and shuffleboard lanes for our guests. In 2003, $1.4 million of our revenues were generated from fees charged to RallyPark guests.

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  Quality Service and Repair Programs.  We have a 230-bay servicing area including 40 premier CrownClub bays and what we believe is the largest RV collision repair center in the U.S. We also offer other special services that are performed in our cabinet shop, chassis shop, windshield repair shop and upholstery shop. Our staff is highly qualified and has over 70 of an estimated 160 RVIA/RVDA Certified and Master Certified technicians in the state of Florida. We have an extensive parts inventory which, as of December 31, 2003, was approximately $1.1 million and we have access to many hard-to-find parts. In 2003, $36.9 million of our revenues were generated from service and repair.

        We believe our business model has allowed us to become an integral part of the RV community.

        Premier Customer Profile.    Our business model allows us to seek and maintain "Customers for Life." Our target customers are RV enthusiasts who we believe represent the substantial majority of our customer base and differ from recreational RV consumers in that they are seeking a lifestyle centered around the RV. RV enthusiasts are typically financially secure couples in the 55 - 74 year-old age group who are seeking an RV lifestyle that involves frequent travel, substantial time living in their RV and the opportunity for interaction with other RV enthusiasts. Approximately 70% of our customers seek to trade-in an RV, and many of our RV enthusiast customers are purchasing their third or fourth RV and may use their RV as their primary residence. As a result, for many RV enthusiasts the purchase of an RV is not a discretionary or luxury purchase. We believe that our success in targeting the RV enthusiast portion of the market has provided us with a stable and consistent customer base because over time RV enthusiasts may delay, but will not forego, the purchase of a new RV. We are intently focused on improving the likelihood that when an RV enthusiast does purchase an RV they purchase it from Lazydays. Our continuing success in this endeavor was demonstrated by the 28% of our unit sales which were generated from repeat customers in 2003. These customers generally purchase a high-end RV, as evidenced by our average purchase price for retail sales of $87,667 in 2003 compared to an industry average of approximately $37,500 in 2003. We also believe our name and reputation are being disseminated to other RV enthusiasts within this community and in 2003, 29% of our unit sales were to referral customers.

        Unparalleled Scale.    We are approximately one hundred times larger than the average RV retailer and we believe that we generate approximately three times the revenue of the next largest dealership. We offer over 125 distinct new RV models, including Class A motorhomes, Class C motorhomes, conventional trailers and fifth-wheel trailers, which we believe is the broadest product offering at any single site retailer. Our 1,200-site outdoor showspace includes new products from leading manufacturers, including Monaco Coach Corporation, Fleetwood Enterprises, Inc., Winnebago Industries, Inc., Carriage, Inc., Thor Industries, Inc., National RV Holdings, Inc. and Tiffin Motorhomes, Inc. Our unit sales of Class A motorhomes were greater than the next 20 largest dealers in Florida combined and we attract potential RV purchasers from across the United States, as evidenced by the 55% of our Class A unit sales in 2003 made to customers that reside outside the state of Florida. Our scale also allows us to provide one-stop shopping for our customers by offering competitive third-party financing, insurance and warranty products. Approximately 70% of our customers seek to trade-in an RV which provides us with a unique supply of pre-owned vehicles to offer our customers. Finally, the wholesale network of over 1,500 dealers that we have developed since 1994 provides us with a reliable system for managing our pre-owned inventory and allows us to accept and accurately value nearly every customer's trade-in.

        Favorable Relationships with Manufacturers.    We believe our supplier relationships are the best in the industry. In 2003, we were the largest retailer for six of the nine manufacturers represented by our new RV product offering. Our product offering of Class A motorhomes represents manufacturers that command a 65% share of the U.S. Class A market. The manufacturers we represent have over 26 full-time sales and service representatives stationed at our site to educate our sales force, assist customers in their purchase decision and assist in servicing vehicles. We have favorable multi-year contracts which provide exclusive geographical distribution rights for many manufacturers' products, ranging from the Tampa, Florida area to the southeastern United States. We have maintained long term relationships with these manufacturers across various levels within each organization, ranging from frequent management contacts to manufacturer production personnel visiting our facilities to assist in delivering RVs and addressing quality issues.

        Experienced Management Team.    We are led by an experienced management team with our top seven managers having an aggregate 126 years of experience in the RV industry and an average tenure of 14 years at Lazydays. Don Wallace, our Chief Executive Officer, founded Lazydays in 1976 with his father and brother. Mr. Wallace was recognized as the 1993 RV Industry Executive of the Year by RV News. Chuck Thibault, our Chief Financial Officer, joined our Company in 1980. John Horton, our Chief Operating Officer, joined us in July 2001 after holding numerous managerial positions in several industries.

Business Strategy

        Our principal business strategies include the following:

        Maintain High Levels of Customer Service.    Our business is differentiated from other retailers due to our customer focus. We believe customer satisfaction is critical to our continued growth and profitability. Over the past seven years, we have transformed our business from a large RV retailer into an RV enthusiast destination site through the development of our sales and service processes and our one of a kind facilities including, most recently, the opening of our CrownClub clubhouse. We intend to continue to upgrade and enhance our facilities and to add additional site amenities to increase customer satisfaction. We believe that our customer-centric business strategy will continue to attract visitors and allow us to grow our RV enthusiast customer base. We continually survey our prospects and customers to assess and improve customer satisfaction and in 2003, based on approximately 14,000 surveys returned, more than 92% responded that they would recommend us to a friend.

        Continue to Gain Market Share.    We have consistently outpaced overall industry growth since 1980. For example, between 1995 and 2002, Lazydays experienced a compound annual revenue growth rate of approximately 26% compared to a compound annual revenue growth rate of approximately 9% for the U.S. new RV industry. In 2003, we held a 39% market share in Class A motorhome unit sales in Florida, which represented a significant increase from the 32% share we held in 2000. We believe the aging of the "baby boomer" generation will result in substantial increases in RV sales over the next 5 -10 years. Overall RV ownership rates have historically been highest in the 55 - 64 year-old age group with penetration rates of approximately 14%. This age group is expected to grow 39% from 2002 to 2010. Our management team believes our existing 126-acre site can accommodate a 60% increase in annual RV deliveries and we plan to continue to expand our product offering to include additional manufacturers' product lines as dictated by customer preferences.

        Generate and Convert Sales Opportunities.    We continually seek to increase the number of sales prospects through creative marketing initiatives including effectively utilizing and enhancing our destination location appeal, our proprietary database and website. We employ systems that continually monitor and improve nearly all of our customer interactions and all facets of our sales processes in order to increase the rate at which we convert these sales leads into RV purchases. In 2003, approximately 22% of the over 33,000 prospective customers who actively pursued an RV purchase from us actually purchased an RV. This represents a 28% increase over our conversion rate in 2000, which evidences our continued focus on improving our conversion rate. To that end, we will continue to work to improve our customer focused model by having daily training sessions with our sales force to improve sales techniques and ensure a consistent message. We will also continue to focus on high-margin sales opportunities, including Class A motorhome sales and sales of finance, insurance and warranty products.

The Refinancing Transactions

        On April 27, 2004, we and our parent, LD Holdings, Inc. ("Holdings"), the Employee Stock Ownership Plan and Trust for the Employees of Lazy Days (the "ESOP") and certain other stockholders of Holdings, entered into a stock purchase agreement with RV Acquisition, Inc. ("RV Acquisition"), a newly formed holding company owned by Bruckmann, Rosser, Sherrill & Co. II, L.P. ("BRS LP"), an affiliate of Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS"), pursuant to which RV Acquisition acquired all of Holdings' outstanding common and preferred stock for a purchase price of $217.1 million (after giving effect to working capital, tax benefit and cash adjustments) on May 14, 2004 (the "Acquisition"). After giving effect to the Acquisition, BRS LP controls 89.4% of the issued and outstanding Common Stock. The balance of the equity is owned by Don Wallace, and certain former shareholders of Holdings. In connection with the Acquisition, we repaid all of our existing indebtedness which was equal to $44.8 million as of May 14, 2004 and paid approximately $12.3 million for certain transaction related fees and expenses. We also entered into an amendment and restatement of our existing floor plan credit facility (referred to herein as our amended floor plan credit facility), a new senior secured revolving credit facility and terminated the ESOP. See "The Related Financing Transactions" immediately below and "Certain Relationships and Related Party Transactions—Agreements to be Entered into in Connection with the Transactions."

        To finance the Acquisition, we issued 11 3/4% Senior Notes due 2012 and received an equity contribution from Holdings. The transactions referred to above are collectively referred to in this prospectus as the "Transactions." The closing of these Transactions occurred on May 14, 2004. As a result of the Transactions, we have a substantial amount of debt. As of May 14, 2004, we had total indebtedness of $199.1 million ($152.0 million of borrowings under the notes and $47.1 million in borrowings under our amended floor plan credit facility).

Purpose of the Exchange Offer

        On May 14, 2004, we sold, through a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, referred to herein as the Securities Act, $152,000,000 of our 11 3/4% Senior Notes due 2012. $137,000,000 of the 11 3/4% Senior Notes are eligible to be exchanged for New Notes. We refer to these notes which are eligible to be exchanged, excluding $15,000,000 in aggregate principal amount of Restricted Old Notes issued to an accredited investor, as "Old Notes" in this prospectus.

        Simultaneously with the private placement, we entered into a registration rights agreement with the initial purchasers of the Old Notes. Under the registration rights agreement, we are required to use our reasonable best efforts to cause a registration statement for substantially identical Notes, which will be issued in exchange for the Old Notes, to be filed within 90 days and to become effective on or within 180 days of issuance of the Old Notes. We refer to the Notes to be registered under this exchange offer registration statement as "New Notes" and collectively with the Old Notes and the Restricted Old Notes, as the "Notes" in this prospectus. You may exchange your Old Notes for New Notes in this exchange offer. You should read the discussion under the headings "—Summary of the Exchange Offer," "The Exchange Offer" and "Description of the New Notes" for further information regarding the New Notes.

        We did not register the Old Notes under the Securities Act or any state securities law, nor do we intend to after the exchange offer. As a result, the Old Notes may only be transferred in limited circumstances under the securities laws. If the holders of the Old Notes do not exchange their Old Notes in the exchange offer, they lose their right to have the Old Notes registered under the Securities Act, subject to certain limitations. Anyone who still holds Old Notes after the exchange offer may be unable to resell their Old Notes.

Summary Description of the Exchange Offer

The Exchange Offer

Securities Offered	Up to $137,000,000 aggregate principal amount of 11 3/4% Senior Notes due 2012. The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions rights relating to the Old Notes.
The Exchange Offer
Lazydays is offering to exchange the Old Notes for a like principal amount at maturity of New Notes. Old Notes may be exchanged only in integral principal at maturity multiples of $1,000. This exchange offer is being made pursuant to a registration rights agreement on May 14, 2004, which granted the initial purchasers and any subsequent holders of the Old notes certain exchange and registration rights. This exchange offer is intended to satisfy those exchange and registration rights with respect to the Old Notes. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.
Expiration Date; Withdrawal of Tender
Lazydays' exchange offer will expire 5:00 p.m. New York City time, on December 6, 2004, or a later time if we choose to extend this exchange offer. You may withdraw your tender of Old Notes at any time prior to the expiration date. All outstanding Old Notes that are validly tendered and not validly withdrawn will be exchanged. Any Old Notes not accepted by us for exchange for any reason will be returned to you at our expense as promptly as possible after the expiration or termination of the exchange offer.
Resales	We believe that you can offer for resale, resell and otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the Securities Act if:
• you acquire the New Notes in the ordinary course of business:
• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes; and
• you are not an "affiliate" of Lazydays, as defined in Rule 405 of the Securities Act
• you are not a broker-dealer.

If any of these conditions is not satisfied and you transfer any New Notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Lazydays does not assume or indemnify you against this liability.

Each broker-dealer acquiring New Notes issued for its own account in exchange for Old Notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any New Notes issued in the exchange offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the New Notes issued in the exchange offer.
Conditions to the Exchange Offer
Lazydays' obligation to accept for exchange, or to issue the New Notes in exchange for, any Old Notes is subject to certain customary conditions relating to compliance with any applicable law, or any applicable interpretation by any staff of the Securities and Exchange Commission, or any order of any governmental agency or court of law. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Notes Held in the Form of Book-Entry Interests
The Old Notes were issued as global securities and were deposited upon issuance with The Bank of New York. The Bank of New York issued certificateless depositary interests in those outstanding Old Notes, which represent a 100% interest in those Old Notes (which exclude $15,000,000 in Restricted Old Notes which are ineligible for exchange), to The Depositary Trust Company.

Beneficial interests in the outstanding Old Notes, which are held by direct or indirect participants in the Depository Trust Company, are shown on, and transfers of the Old Notes can only be made through, records maintained in book-entry form by The Depository Trust Company.

You may tender your outstanding Old Notes by instructing your broker or bank where you keep the Old Notes to tender them for you. In some cases you may be asked to submit the BLUE-colored "Letter of Transmittal" that may accompany this prospectus. By tendering your Old Notes you will be deemed to have acknowledged and agreed to be bound by the terms set forth under "The Exchange Offer." Your outstanding Old Notes will be tendered in multiples of $1,000.

A timely confirmation of book-entry transfer of your outstanding Old Notes into the exchange agent's account at The Depository Trust Company, under the procedure described in this prospectus under the heading "The Exchange Offer" must be received by the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

United States Federal Income Tax Considerations
The exchange offer should not result in any income, gain or loss to the holders of old notes or to us for United States Federal Income Tax Purposes. See "Certain U.S. Federal Income Tax Considerations."
Use of Proceeds	We will not receive any proceeds from the issuance of the New Notes in the exchange offer.
Exchange Agent	The Bank of New York is serving at the exchange agent for the exchange offer.
PORTAL Market
There is no public market for Lazydays' outstanding 11 3/4% Senior Notes due 2012 or the New Notes. However, you may trade Lazydays' outstanding 11 3/4% Senior Notes due 2012 in the Private Offering Resale and Trading through Automatic Linkages, or PORTAL™, market.
Shelf Registration Statement	In limited circumstances, holders of Old Notes may require Lazydays to register their Old Notes under a shelf registration statement.

The New Notes

        The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that the New Notes will be registered under the Securities Act. As a result, the New Notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the Old Notes. The New Notes represent the same debt as the Old Notes. The Old Notes and the New Notes are governed by the same indenture and are together considered a "series" of securities under that indenture. Unless the context indicates otherwise, we use the term "Notes" in this prospectus to refer collectively to the Old Notes, the New Notes and Restricted Old Notes.

Issuer	Lazy Days' R.V. Center, Inc.
The New Notes	$137,000,000 principal amount of 11 3/4% Senior Notes due 2012
Maturity	May 15, 2012.
Interest Rate	11 3/4% per annum.
Interest Payment Dates	November 15 and May 15, beginning on November 15, 2004. Interest will accrue from the issue date of the Notes.
Denominations	$1,000 minimum and $1,000 integral multiples thereof.

Ranking
The Notes are our unsecured senior obligations and rank pari passu with our existing and future senior debt. The notes are effectively subordinated to any of our secured debt and our amended floor plan credit facility to the extent of the assets securing such debt, including obligations under our new senior secured revolving credit facility. As of June 30, 2004 (i) $152.0 million of indebtedness was outstanding under the Notes (including the Old Notes and the Restricted Old Notes) and (ii) $55.7 of secured indebtedness was outstanding under our amended floor plan credit facility and (iii) $3.0 million under our revolving credit facility, which is effectively senior to the Notes.
Optional Redemption
At any time before May 15, 2008, we may redeem some or all of the Notes at a premium as described under the "Description of the New Notes" section under the heading "Redemption—Optional Redemption," plus accrued and unpaid interest to the date of redemption. In addition, on or after May 15, 2008, we may redeem some or all of the Notes at the redemption prices listed in the "Description of the New Notes" section under the heading "Redemption—Optional Redemption," plus accrued and unpaid interest to the date of redemption.
Optional Redemption After Equity Offerings	At any time (which may be more than once) before May 15, 2007, we may choose to redeem up to 35% of the outstanding Notes with money that we raise in one or more equity offerings, as long as:
• we pay 111.75% of the face amount of the Notes, plus interest;
• we redeem the Notes within 90 days of completing the public equity offering; and
• at least 65% of the aggregate principal amount of Notes issued remains outstanding afterwards.
Free Cash Flow Offer
For certain periods, if we have free cash flow, as defined, we may be required to offer to purchase a principal amount of the Notes (excluding any Restricted Old Notes) equal to a portion of such free cash flow at a purchase price described under the "Description of the Notes" section under the heading "—Repurchase of Notes at the Option of the Holder from Free Cash Flow."
Change of Control
If a change in control occurs, we must give holders of the Notes the opportunity to sell us their Notes at 101% of their face amount, plus accrued and unpaid interest. We might not be able to pay you the required price for Notes you present to us at the time of a change of control, because:
• we might not have enough funds at that time; or

	•	the terms of our other debt, including our new senior secured revolving credit facility, may prevent us from paying you these amounts.

If we have insufficient funds to purchase the Notes if a change of control occurs, the failure to purchase them would constitute an event of default under the indenture governing the Notes and a change of control would also result in an event of default under our senior secured revolving credit and amended floor plan credit facilities under certain circumstances. A change of control would include the sale, lease, exchange or other transfer of all or substantially all of the assets of Lazydays to certain persons or groups; the acquisition by certain persons or groups of shares representing more than 50% of the aggregate ordinary voting power of Lazydays; or the replacement of a majority of the Board of Directors of Lazydays over a two-year period from the directors who constituted the Board of Directors Lazydays at the beginning of such period, which is not approved by the existing board. These events are subject to important modifications and exceptions. See "Description of the Notes—Certain Definitions—`Change of Control."'
Asset Sale Proceeds
If we or any of our future Restricted Subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, permanently repay the debt under our credit facility or make an offer to purchase a principal amount of the Notes equal to the excess net cash proceeds. The purchase price of the Notes will be 100% of their principal amount, plus accrued and unpaid interest.
Covenants	The indenture governing the Notes limits what we may do. The provisions of the indenture limits our ability to:
	•	incur additional debt or enter into sale and leaseback transactions;
	•	pay dividends or distributions on our capital stock or
	•	repurchase our capital stock;
	•	issue stock of subsidiaries;
	•	make certain investments;
	•	create liens on our assets to secure debt;
	•	enter into transactions with affiliates;
	•	merge or consolidate with another company; and
	•	transfer and sell assets.
These covenants are subject to a number of important limitations and exceptions.

Risk Factors	Investing in the Notes involves substantial risks. See "Risk Factors" for a description of certain of the risks you should consider before investing in the Notes.
The Notes will not be entitled to the benefit of any mandatory sinking fund.

        For more complete information about the Notes, see the "Description of the New Notes" section of this prospectus.

        Our executive offices are located at 6130 Lazy Days Boulevard, Seffner, Florida 33584-2968.

Summary Historical and Other Financial Data

        The following table presents our summary historical and other financial data, which you should read in conjunction with "The Refinancing Transactions," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The summary historical and other financial data as of and for each of the years in the three-year period ended December 31, 2003 were derived from the audited financial statements of Lazy Days' R.V. Center, Inc. included elsewhere in this prospectus. The summary historical and other financial data presented as of and for the six-month periods ended June 30, 2004 and 2003 have been derived from the internal unaudited financial statements of Lazydays. The summary pro forma financial data have been derived from the unaudited pro forma financial statements of Lazydays and the related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,								Six months ended June 30,
	2001		2002		2003		Pro forma		2003		2004		Pro forma
	($ in thousands, except per share and unit data)
Statement of Operations Data:
Revenues:
New vehicles	$307,871		$384,041		$416,165		$416,165		$232,846		$275,601		$275,601
Pre-owned vehicles	207,883		245,485		278,592		278,592		155,348		150,911		150,911
Other	46,240		51,601		60,882		60,882		34,247		35,514		35,514

Total revenues	561,994		681,127		755,639		755,639		422,441		462,026		462,026
Cost of revenues	482,650		582,159		646,685		646,685		360,248		392,978		392,978

Gross profit	79,344		98,968		108,954		108,954		62,193		69,048		69,048
Selling, general and administrative expenses	49,964		67,591		70,027		70,644		36,126		43,456		40,521
Depreciation and amortization	4,137		3,942		3,238		9,758		1,620		5,017		4,899

Operating profit	25,243		27,435		35,689		28,552		24,447		20,575		23,628
Floor plan interest expense	3,620		2,970		2,566		2,566		1,554		954		954
Other interest expense	24,062		16,267		3,211		18,298		1,749		3,299		9,149
Income taxes (credit)	2,441		4,493		4,542		(4,031)		3,214		5,475		4,396

Net income (loss)	$(4,880)		$3,705		$25,370		$11,719		$17,930		$10,847		$9,129

Earnings (loss) per common share:
Basic	$(21.74)		$9.60		$60.75		$117,190.00		$43.02		$29.47		$91,290.00
Diluted		*	1.77		13.62		117,190.00		7.83		7.53		91,290.00
Balance Sheet Data (at period end):
Inventories	$64,254		$74,087		$69,873				$69,388		$68,883
Working capital (deficiency)	(7,894)		2,907		9,011				17,732		24,044
Total assets	116,815		123,527		131,512				122,261		333,422
Floor plan notes payable	53,986		56,185		52,046				55,006		55,678
Total debt (excluding floor plan and including current maturities)	134,166		75,161		59,046				62,819		153,107
Total shareholders' equity (deficiency)	(104,068)		(32,965)		(3,946)				(14,603)		70,453
Other Financial Data:
Capital expenditures	$686		$1,610		$2,265				$748		$172
Other Operating Data:
New units sold	2,678		3,201		3,469				1,887		2,235
Pre-owned units sold(2)	3,442		3,799		3,961				2,248		2,270
Ratio of earnings to fixed charges(3)	0.9	x	1.4	x	8.0	x	1.4	x	10.2	x	3.5	x	2.4	x

(1)
In connection with the Acquisition, we entered into a professional services agreement with Bruckmann, Rosser, Sherrill & Co., L.L.C. ("BRS LLC"), an affiliate of BRS and Don Wallace under which we are required to pay a management fee which is equal to the greater of $500,000 or 1.75% of our annual EBITDA, as defined (before expenses related to the BRS LLC management fee or noncompete payments to Don Wallace described below). 10.6% of such fee will be payable to Mr. Wallace and 89.4% will be payable to BRS LLC. On a pro forma basis, we would have been required to pay $0.672 million to BRS LLC and Mr. Wallace in the twelve months ended December 31, 2003, assuming the management fee remained equal to 1.75% of annual EBITDA and the professional services agreement was in effect on such date. In connection with the Acquisition, we also entered into a five year noncompete agreement with Don Wallace. Subject to the terms of the agreement, we are required to pay a noncompete fee which is equal to $2 million per annum so long as Don Wallace remains employed with us, otherwise the term is for 3 years. On a pro forma basis, we would have been required to pay $2.0 million to Don Wallace in the twelve months ended December 31, 2003, assuming the noncompete agreement was in effect on such date. See "Certain Relationships and Related Party Transactions."

(2)
Excludes pre-owned units sold through wholesale channels which were equal to 1,033, 1,155 and 1,374 in 2001, 2002 and 2003, respectively.

(3)
Ratio of earnings to fixed charges is defined as income (loss) before income taxes plus fixed charges, divided by fixed charges. Fixed charges includes interest expense, excluding floor plan interest, amortization of debt issuance costs and amortization of discount on long-term debt.

*
Not presented herein because effect is antidilutive.

RISK FACTORS

        An investment in the New Notes is subject to a number of risks. You should carefully consider the following risk factors as well as the other information and data included in this prospectus prior to making an investment in the New Notes. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment in, and the expected return on, the New Notes.

Risk Factors Related to the New Notes

        You should consider carefully all of the information in this prospectus, including the following risk factors and warnings, before deciding whether to exchange your Old Notes for the New Notes to be issued in this exchange offer. Except for the first three risk factors described below, these risk factors apply to both the Old Notes and the New Notes.

Risks Related To The Offering

  Since outstanding Old Notes will continue to have restrictions on transfer and cannot be sold without registration under securities laws or exemptions from registration, you may have difficulty selling the Old Notes which you do not exchange.

        If a large number of outstanding Old Notes are exchanged for New Notes issued in the exchange offer, it may be difficult for holders of outstanding Old Notes that are not exchanged in the exchange offer to sell their Old Notes, since those Old Notes may not be offered or sold unless they are registered or there are exemptions from registration requirements under the Securities Act of 1933, hereinafter referred to as the Securities Act, or state laws that apply to them. In addition, if there are only a small number of Old Notes outstanding, there may not be a very liquid market in those Old Notes. There may be few investors that will purchase unregistered securities in which there is not a liquid market. See "The Exchange Offer—You May Suffer Adverse Consequences if You Fail to Exchange Outstanding Notes."

        In addition, if you do not tender your outstanding Old Notes or if we do not accept some outstanding Old Notes, those Old Notes will continue to be subject to the transfer and exchange provisions of the indenture and the existing transfer restrictions of the Old Notes that are described in the legend on the Old Notes and in the prospectus relating to the Old Notes.

  Due to resale restrictions, if you exchange your Old Notes, you may not be able to resell the New Notes you receive in the exchange offer without registering them and delivering a prospectus.

        You may not be able to resell New Notes that you receive in the exchange offer without registering those New Notes or delivering a prospectus. Based on interpretations by the Securities and Exchange Commission, hereinafter referred to as the Commission, in no-action letters, we believe, with respect to New Notes issued in the exchange offer, that:

  •
  holders who are not "affiliates" of Lazydays within the meaning of Rule 405 of the Securities Act;

  •
  holders who acquire their New Notes in the ordinary course of business; and

  •
  holders who do not engage in, intend to engage in, or have arrangements to participate in a distribution (within the meaning of the Securities Act) of the New Notes do not have to comply with the registration and prospectus delivery requirements of the Securities Act.

        Holders described in the preceding sentence must tell us in writing at our request that they meet these criteria. Holders that do not meet these criteria could not rely on interpretations of the Commission in no-action letters and would have to register the New Notes that they receive in the exchange offer and deliver a prospectus if they sold the New Notes. In addition, holders that are broker-dealers may be deemed "underwriters" within the meaning of the Securities Act in connection with any resale of New Notes acquired in the exchange offer. Holders that are broker-dealers must acknowledge that they acquired their outstanding New Notes in market-making activities for their own account or other trading activities and must deliver a prospectus when they resell the New Notes they acquire in the exchange offer.

        You should review the more detailed discussion in "The Exchange Offer—Procedures for Tendering Old Notes and Consequences of Exchanging Outstanding Old Notes."

  Servicing our debt will require a significant amount of cash, and our ability to generate sufficient cash depends upon many factors, some of which are beyond our control.

        Our ability to make payments on and refinance our debt and to fund planned capital expenditures depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We may be unable to continue to generate cash flow from operations at current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may have to refinance all or a portion of our existing debt or obtain additional financing. Any refinancing of this kind may not be possible, and we may be unable to obtain any additional financing. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to you under the Notes.

Risk Factors Related to the Notes

  Our substantial debt could adversely affect our business and your investment in the Notes.

        After the completion of the Transactions, we will have a significant amount of debt. As of June 30, 2004, after giving effect the offering of the Old Notes and the Restricted Old Notes and our use of the proceeds thereof and the completion of the Transactions, our total outstanding debt consisted of $152.0 million of the unsecured senior Notes and $55.7 million of secured debt under our amended floor plan credit facility and $3.0 million under our revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Our substantial debt could:

  •
  make it difficult for us to satisfy our obligations, including making interest payments on the Notes and on other debt obligations;

  •
  limit our ability to obtain additional financing to operate our business;

  •
  require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund working capital, capital expenditures and other general operational requirements;

  •
  limit our flexibility to plan for and react to changes in our business or industry;

  •
  place us at a competitive disadvantage relative to some of our competitors that have less debt than us; and

  •
  increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy.

        The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the Notes.

  Despite our current levels of debt, we may still incur significantly more debt, which could intensify the risks described above.

        We may incur significant additional debt in the future. The terms of the indenture governing the Notes permit us to incur additional debt in the future and our new senior secured revolving credit facility permits additional borrowings under certain circumstances, including secured debt that will be effectively senior to the Notes. In addition, our amended floor plan credit facility allows us to incur $85.0 million of additional indebtedness secured by our vehicle inventory. As of June 30, 2004, after giving effect to the Transactions, we would have had approximately $15.0 million of borrowing capacity and $9.5 million of availability (after giving effect to a $2.5 million letter of credit and $3.0 million outstanding) under our new senior secured revolving credit facility and $85.0 million of borrowing capacity (including $26.0 million of capacity to finance purchases of pre-owned vehicle inventory) and $29.3 million of availability under our amended floor plan credit facility. See "Description of the New Notes" and "Description of Certain Indebtedness—New Senior Secured Revolving Credit Facility" and "Description of Certain Indebtedness—Amended Floor Plan Credit Facility."

  The Notes are unsecured and effectively subordinated to our secured debt.

        The Notes will be our senior unsecured obligations and will be effectively subordinated in right of payment to our existing and future secured debt, including our obligations under our new senior secured revolving credit facility and amended floor plan credit facility to the extent of the assets securing such debt. The effect of this subordination is that if we become involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any debt under our new senior secured revolving credit facility, amended floor plan credit facility or other secured debt, our assets that secure such debt will be available to pay obligations on the Notes only after all debt under our new senior secured revolving credit facility, amended floor plan credit facility or other secured debt has been paid in full from those assets. As of June 30, 2004 we had approximately $58.7 million of secured debt outstanding. We had approximately $15.0 million of borrowing capacity and $9.5 million of availability (after giving effect to a $2.5 million letter of credit and $3.0 million drawn for working capital needs) under our new senior secured revolving credit facility and $85.0 million of borrowing capacity and $29.3 million of availability, after giving effect to $55.7 million drawn under our amended floor plan credit facility. In addition, subject to the terms of the indenture governing the Notes, we will be permitted to borrow significant additional debt, including secured debt in the future. Accordingly, we may not have sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. See "Description of the New Notes" and "Description of Certain Indebtedness—New Senior Secured Revolving Credit Facility" and "Description of Certain Indebtedness—Amended Floor Plan Credit Facility."

  Restrictive covenants under our new senior secured revolving credit facility, amended floor plan credit facility and the indenture will limit our ability to operate our business.

        Our new senior secured revolving credit facility, amended floor plan credit facility and the indenture governing the Notes, contain, among other things, restrictive covenants that will limit our ability to finance future operations or capital needs or to engage in other business activities. The indenture, our new senior secured revolving credit facility and amended floor plan credit facility restrict, among other things, our ability to:

  •
  incur additional indebtedness or issue guarantees;

  •
  create liens on our assets;

  •
  make distributions on or redeem equity interests;

  •
  make investments or acquisitions;

  •
  make restricted payments;

  •
  create or permit restrictions on the ability of any future restricted subsidiaries to pay dividends or make other distributions to us;

  •
  enter into transactions with affiliates;

  •
  enter into sale and leaseback transactions;

  •
  engage in unrelated business activities;

  •
  transfer or sell assets; and

  •
  engage in mergers, consolidations or sell substantially all of our assets.

        In addition, our new senior secured revolving credit facility and amended floor plan credit facility require us to meet specified financial ratios and tests. These ratios and tests could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet those financial ratios and tests. Any future debt could also contain financial and other covenants more restrictive than those imposed under the indenture governing the Notes or our new senior secured revolving credit facility and amended floor plan credit facility. We may not meet those ratios and tests and our lenders may not waive any failure to meet those ratios and tests. A breach of any of those covenants or failure to maintain such ratios would result in a default under our new senior secured revolving credit facility and/or our amended floor plan credit facility, and any resulting acceleration under our new senior secured revolving credit facility or amended floor plan credit facility may result in a default under the indenture governing the Notes. If an event of default under our new senior secured revolving credit facility or amended floor plan credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued and unpaid interest, to be immediately due and payable which would result in an event of default under the Notes. We cannot assure you that our assets or cash flow would be sufficient to repay in full our outstanding debt, including the Notes. See "Description of Certain Indebtedness—New Senior Secured Revolving Credit Facility" "Description of Certain Indebtedness—Amended Floor Plan Credit Facility" and "Description of the New Notes."

  We may be unable to generate sufficient cash flow to service our debt, including the Notes.

        To service our debt, we will require a significant amount of cash. Our ability to generate cash, make scheduled payments or to refinance our obligations depends on our successful financial and operating performance. Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond our control. These factors include among others:

  •
  economic, industry and competitive conditions;

  •
  operating difficulties, increased operating costs or pricing pressures we may experience; and

  •
  delays in implementing any strategic projects.

        If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt.

  We may be unable to repurchase the Notes if we experience a change of control.

        If we experience a change of control, we will be required by the indenture governing the Notes to offer to purchase all of the outstanding Notes at a price equal to 101% of the principal amount outstanding plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. Our failure to repay holders tendering Notes upon a change of control will result in an event of default under the Notes. A change of control, or an event of default under the Notes, may result in an event of default under our new senior secured revolving credit facility or amended floor plan credit facility, which may cause an acceleration of the debt under our new senior secured revolving credit facility or amended floor plan credit facility, requiring us to pay that debt immediately. We may not have funds available to repurchase the Notes upon the occurrence of a change of control or to repay our new senior secured revolving credit facility or amended floor plan credit facility. In addition, future debt we incur may limit our ability to repurchase the Notes upon a change of control or require us to offer to redeem that debt upon a change of control.

  If an active trading market does not develop for the Notes, you may be unable to sell the Notes or to sell the Notes at a price that you deem sufficient.

        The Notes will be new securities for which there currently is no established trading market and we cannot be sure that an active trading market will develop for the Old Notes or the New Notes, if any. We do not intend to apply for listing of the Old Notes or, when issued, the New Notes, on any securities exchange or on any automated dealer quotation system. Although we have been informed by certain of the initial purchasers that they currently intend to make a market in the Old Notes and, if issued, the New Notes that will replace the Old Notes, they are not obligated to do so and may discontinue making a market at any time without notice. The New Notes are expected to be made eligible for trading in The PORTAL Market, a subsidiary of the Nasdaq Stock Market, Inc.

        The liquidity of, and trading market for, the Old Notes, and, when issued, the New Notes, may also be adversely affected by, among other things:

  •
  changes in the overall market for high-yield securities;

  •
  changes in our financial performance or prospects;

  •
  the prospects for companies in our industry generally;

  •
  the number of holders of the Notes;

  •
  the interest of securities dealers in making a market for the Old Notes and, when issued, the New Notes; and

  •
  prevailing interest rates.

        These covenants are subject to a number of important limitations and exceptions.

Risk Factors Related to the Company

  We may experience unanticipated fluctuations in our operating results for a variety of reasons.

        Our net sales, gross margin and operating results may fluctuate significantly from period to period due to a number of factors, many of which are not readily predictable. These factors include the following:

  •
  the margins associated with the mix of products we sell in any particular period;

  •
  the ability of our suppliers to introduce new models that achieve consumer acceptance;

  •
  the addition or loss of competing dealers;

  •
  the timing of trade shows and rallies, which we use to market and sell our products; and

  •
  factors affecting the recreational vehicle industry as a whole, including economic and seasonal factors.

        Our overall gross margin may decline in future periods to the extent that we increase the percentage of sales of lower gross margin towable products or if the mix of motorhomes we sell shifts to lower gross margin units. In addition, a relatively small variation in the number of recreational vehicles we sell in any quarter can have a significant impact on total sales and operating results for that quarter.

        We attempt to forecast demand for our products and adjust our inventory accurately prior to receipt of such orders. However, it is highly unlikely that we will consistently accurately forecast the timing, rate and mix of orders. This aspect of our business makes our planning inexact and, in turn, affects our inventories, operating results and cash flow for any given quarter.

  Reduced availability of financing for our customers could adversely affect our sales volume.

        Our customers generally secure financing from third-party lenders. Reduced availability of such financing and higher interest rates may have an adverse effect on the recreational vehicle business and our sales. If third-party financing were to become unavailable or were to be restricted, this could have a material adverse effect on our results of operations. Availability of financing is dependent on the lending practices of lending institutions, financial markets, governmental policies and economic conditions, all of which are largely beyond our control. Many states classify recreational vehicles as personal property rather than real property for purposes of taxation and lien perfection and as a result, interest rates for recreational vehicles are generally higher and the terms of the loans shorter than for site-built homes. There can be no assurance that affordable wholesale or retail financing for recreational vehicles will continue to be available on a widespread basis.

  Our geographic concentration heightens our exposure to adverse regional developments, including adverse economic conditions, demographic changes, severe weather events and natural disasters.

        For the year ended December 31, 2003, 54% of our unit sales were to customers in the state of Florida. Our geographic concentration in the southeast and Florida in particular, heightens our exposure to adverse developments related to competition, as well as economic and demographic changes in this region. We cannot assure you that our geographic concentration will not result in a material adverse effect on our business, financial condition or results of operations in the future. In addition, as a single-site operator, a severe weather event or natural catastrophe such as a hurricane may adversely affect our business. We have a single location near Tampa, Florida which is in close proximity to the Gulf of Mexico. A severe weather event such as a hurricane could cause severe damage to our property and inventory and could cause disruptions to our operations. Although we believe we have adequate insurance coverage, if we were to experience a catastrophic loss, we may exceed our policy limits and/or we may have difficulty obtaining similar insurance coverage in the future. We cannot assure you that an adverse weather event would not have an adverse impact on our business.

  Excess inventories of RVs among retailers and repossessions could have a negative effect on our sales volume and profit margins.

        The level of recreational vehicle retail inventories and the existence of repossessed recreational vehicles in the market can have a significant impact on operating results. If retail demand were to significantly weaken, the inventory overhang could result in intense price competition and further pressure on profit margins within the industry and could have an adverse impact on our operating results.

  Our business is cyclical and seasonal and this can lead to fluctuations in our sales and operating results.

        The industry in which we operate is highly cyclical and there can be substantial fluctuations in our retail sales and operating results, and the results for any prior period may not be indicative of results for any future period. Companies within the recreational vehicle industry are subject to volatility in operating results due to external factors such as economic, demographic and political changes.

        Factors affecting the recreational vehicle industry include:

  •
  overall consumer confidence and the level of discretionary consumer spending, which had an adverse effect on our business in calendar years 2000 and 2001 and may do so again depending on consumer reaction to economic uncertainty and potential volatility in the stock market;

  •
  general economic conditions;

  •
  increases in interest rates (which increase our borrowing costs and borrowing costs for our customers who finance their RV purchases);

  •
  international tensions and hostilities;

  •
  employment trends; and

  •
  fuel availability and prices.

        Changes in consumer confidence and the level of discretionary spending may disproportionately impact sales of our highest priced luxury motorhomes and a significant decrease in demand for these motorhomes may have an adverse effect on our business.

        We cannot provide assurance that the factors that have had an adverse affect on our business in prior years will not have an adverse effect in the future.

        We have experienced, and expect to continue to experience, significant variability in sales and net income as a result of seasonality in our business. Demand generally increases during the winter season, while sales and profits are generally lower during the spring and summer months.

  Changes in consumer preferences for our products or our failure to gauge those preferences could lead to reduced sales and additional costs.

        We believe that consumer preferences for recreational vehicles are likely to change over time. We further believe that the introduction of new features, designs and models will be critical to the future success of our operations. Delays in the introduction of new models or product features, or a lack of market acceptance of new features, designs or models, could have a material adverse effect on our business. Products may not be accepted for a number of reasons, including changes in consumer preferences or the failure of our suppliers to properly gauge consumer preferences. Our suppliers may also experience production difficulties, such as inefficiencies in purchasing and increased labor costs, as they introduce new models. We cannot be certain that new product introductions will not reduce revenues from existing models and adversely affect our results of operations. There can be no assurance that any of these new models or products will be introduced to the market on time or that they will be successful when introduced.

  We are dependent on continued relationships with major manufacturers who supply our products.

        Our success depends, to a significant extent, on continued relationships with nine major manufacturers from whom we purchase the majority of our new RV products. In the majority of cases we have entered into long term dealer agreements that provide exclusive sales rights for a certain product line over an extended geographic area. Some of these agreements require us to meet specified sales goals. Cancellation or modification of the dealer agreements, including the loss of our rights to geographic exclusivity, or a failure to renew a dealer agreement with one or more of these manufacturers could have a material adverse effect on our revenues by limiting our access to desirable products. We currently purchase over 125 models of new RVs from these nine manufacturers. We depend on our relationships with these manufacturers to provide the most desirable possible mix of new models to our customers. The loss of one of a significant number of models could reduce our competitiveness by decreasing our potential sales. Products from the top four manufacturers represented 48.6% of our revenues in 2003.

  If the frequency and size of product liability and other claims against us, including wrongful death, increase, our business, results of operations and financial condition may be harmed.

        The products that we sell and service have the potential to inflict significant injury or property damage. Even if the manufacturer caused a defect which led to injury or property damage, we could be liable on the theory of third-party product liability. We carry insurance for this in addition to the general liability insurance generally maintained by the manufacturers, but it is possible that a claim would not be covered or would exceed our policy limits.

  Fuel shortages, or higher prices for fuel, could have a negative effect on sales of recreational vehicles.

        Gasoline or diesel fuel is required for the operation of motor homes and most vehicles used to tow travel trailers and folding trailers. Particularly in view of increased international tensions, there can be no assurance that the supply of these petroleum products will continue uninterrupted, that rationing will not be imposed or that the price of or tax on these petroleum products will not significantly increase in the future. Increases in gasoline prices and speculation about potential fuel shortages have had an unfavorable effect on consumer demand for recreational vehicles from time to time in the past, which then had a material adverse effect on our sales volume, and may do so again in the future.

  We require floor plan financing to purchase our inventory. The absence of available floor plan financing could have a material adverse effect on our operations and hinder our ability to achieve our growth strategy.

        We depend, to a significant extent, on our ability to finance the purchase of inventory, which in the automotive and RV retail industries involves borrowing money in the form of floor plan financing.

        Floor plan financing is the method in which dealerships finance the purchase of new vehicles from a manufacturer. Our floor plan financing is secured by substantially all of our vehicle inventory and related accounts receivable. Our remaining assets will be pledged to secure our new senior secured revolving credit facility. This may impede our ability to borrow from other sources. Any inability to obtain floor plan financing on customary terms, or the termination of our floor plan financing arrangements by our floor plan lenders, could have a material adverse effect on our operations. A substantial portion of our income is from financing, insurance and extended service contracts, which depend on third-party lenders and insurance companies. We cannot assure you third-party lending institutions will continue to provide financing for RV purchases.

        A substantial part of our earnings come from the fees we receive from lending institutions and insurance companies for arranging financing and insurance coverage for our customers. The lending institution pays us a fee for each loan that we arrange. If the lenders we arrange financing through were to lend to our customers directly rather than through us, we would not receive a fee. In addition, if customers prepay financing we arranged within a specified period (generally within six months of the making of the loan), we are required to rebate (or "chargeback") all or a portion of the commissions paid to us by the lending institution. Our revenues from financing fees and vehicle service contract fees are recorded net of a reserve for estimated future chargebacks based on historical operating results and the termination provisions of the applicable contracts. Lending institutions may change the criteria or terms they use to make loan decisions, which could reduce the number of customers for whom we can arrange financing, or may elect to not continue to provide these products with respect to RVs. Our customers may also use the internet or other electronic methods to find financing alternatives. If any of these events occur, we could lose a significant portion of our income and profit.

        In addition, we generally offer our customers (1) a service contract that provides additional warranty coverage on their RV or some of its parts after the manufacturer's original warranty expires and (2) various types of insurance policies that will provide money to pay a customer's RV loan if the customer dies or is physically disabled. We sell these products as a broker for unrelated companies that specialize in these types of coverage and we receive a fee for each product that we sell. If our customers obtain these policies directly from the insurers, our income and profits could decline.

  The loss of key personnel and/or failure to attract and retain highly qualified personnel could make it more difficult for us to generate cash flow from operations and service our debt.

        We are dependent on the continued services of our senior management team, particularly Don Wallace, Chief Executive Officer; Chuck Thibault, Chief Financial Officer and John Horton, Chief Operating Officer. In connection with the Acquisition, we will enter into employment agreements with certain of our key personnel, however, we cannot assure you that these individuals will stay with us. If any of these persons were to leave our company it could be difficult to replace him or her. We believe the loss of such key personnel could have a material adverse effect on us and our financial performance. We cannot assure you that we can attract and retain sufficient qualified personnel to meet our business needs. See "Management—Directors and Executive Officers."

  The interests of our controlling stockholder may be in conflict with your interests as a holder of Notes.

        Upon consummation of the Acquisition, RV Acquisition will own 100% of Holdings common stock, which in turn will own 100% of our common stock. BRS LP will own approximately 89% of RV Acquisition's Common Stock and has the ability to elect a majority of the board of directors and generally to control the affairs and policies of our company. Circumstances may occur in which the interests of BRS LP, as our stockholder, in pursuing acquisitions or otherwise, could be in conflict with the interests of the holders of the Notes. See "Security Ownership and Certain Beneficial Owners" and "Certain Relationships and Related Party Transactions."

  We were the sponsor of the ESOP, a leveraged employee stock ownership plan, that was terminated in connection with the Acquisition. ESOPs are subject to extensive government regulation and failure to comply with any of this regulation could have a negative effect on our financial condition.

        The ESOP was subject to applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and regulations thereunder, designed to protect the ESOP's participants and beneficiaries. The ESOP was a party to certain corporate and restructuring transactions entered into by Holdings and its affiliates in 1999 and 2002. See "Certain Relationships and Related Party Transactions." In 1999, the ESOP borrowed funds from the Company and the ESOP acquired, through a holding company, beneficial ownership of approximately 84% of the Company's common stock. Subsequent to the 1999 transaction, we experienced a decline in our financial performance during an industry-wide downturn in sales, resulting in payment defaults on certain of our outstanding indebtedness. As a result, in 2002 certain of our debt obligations were converted into equity of Holdings, significantly diluting the ESOP's interest in the Company.

        If a court or a governmental agency such as the Internal Revenue Service or the Department of Labor were to determine that the ESOP's participation in the 1999 transaction, including the valuation of the shares purchased by the ESOP, the 2002 restructuring and/or the ongoing administration of the

ESOP was not in compliance with applicable laws and regulations, such an adverse determination could result in significant liabilities, including excise tax liabilities, and legal expenses for us. Due to the laws and regulations pertaining to ESOPs, we cannot accurately predict the outcome of any litigation were it to arise, and an adverse outcome of any such potential litigation could materially adversely affect our financial condition and results of operations.

  We are subject to extensive government regulation. Changes in these regulations could have a negative effect on our financial condition.

        The adoption of more stringent statutes and regulations, changes in the interpretation of existing statutes and regulations or our entrance into jurisdictions with more stringent regulatory requirements could curtail some of our operations. Such events could also deny us the opportunity to operate in certain locations or restrict products or services offered by us, including restrictions on the terms of financial and insurance products that we offer.

        Various federal, state and local regulatory agencies, including the Occupational Safety and Health Administration, the United States Environmental Protection Agency and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities and other operations with respect to matters such as consumer protection, workers' safety and laws regarding protection of the environment, including air, water and soil. The failure to maintain all requisite licenses and permits and comply with all applicable federal, state and local regulations, requisite licenses and permits could limit our ability to operate our business.

        As with vehicle dealerships generally, and parts and service operations in particular, our business involves the use, handling, storage and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, diesel fuels, asbestos containing materials and other chemicals.

        Accordingly, we are subject to regulation by federal, state and local authorities establishing requirements for the use, management, handling and disposal of these materials and health and environmental quality standards. We are also subject to laws, ordinances and regulations governing investigation and remediation of contamination at facilities we operate to which we send hazardous or toxic substances or wastes for treatment, recycling or disposal. Noncompliance with or changes to these requirements could limit our ability to operate our business.

        Our customers and potential customers are subject to federal, state and local statutes, ordinances and regulations, including motor vehicle licensing requirements, regarding the ownership of recreational vehicles. The adoption of more stringent statutes, ordinances and regulations affecting the consumer ownership of recreational vehicles could limit our ability to sell our products.

  The occurrence of extraordinary events, such as a major terrorist attack in the United States, may adversely affect our business, resulting in a decrease in our revenues.

        Future terrorist attacks cannot be predicted, and their occurrence can be expected to further negatively affect the United States economy generally, and specifically the regional markets in which we operate.

MARKET AND INDUSTRY DATA

        Some of the market and industry data contained in this prospectus are based on independent industry publications or other publicly available information, including data from the Recreational Vehicle Industry Association as of 2003 and 2002 as available; data from a 2001 University of Michigan Survey Research Center study of RV owners entitled "The RV Consumer" by Richard T. Curtin, sponsored by the Recreational Vehicle Industry Association; data from a November 2002 industry study entitled "Recreational Vehicles—Acceleration of Growth" authored by Crowe Capital Markets Research; and data from the U.S. Census Bureau. Although we believe that these independent sources are reliable, they have not been independently verified and cannot assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data contained in this prospectus, and our beliefs and estimates based on such data, may not be reliable.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

        We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. Our actual results could differ materially from those anticipated by such forward-looking statements as a result of factors described at greater length in the "Risk Factors" beginning on page 14 and elsewhere in this prospectus, including:

  •
  changes from anticipated levels of sales, whether due to future national or regional economic and competitive conditions, including new into the industry, customer acceptance of existing and new products, consumer confidence or otherwise;

  •
  significant indebtedness that may limit our financial and operational flexibility;

  •
  increased interest rates which increase the cost of financing new vehicle purchases;

  •
  higher fuel costs which may deter purchases of recreational vehicles;

  •
  actions of current or new competitors that increase competition with respect to prices and services;

  •
  increased advertising costs associated with promotional efforts;

  •
  pending or new litigation or governmental regulations;

  •
  other uncertainties which are difficult to predict or beyond our control; and

  •
  the risk that we incorrectly analyze these risks and forces, or that the strategies we develop to address them could be unsuccessful.

        All of our forward-looking statements should be considered in light of these factors. We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise.

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the New Notes. In consideration for issuing the New Notes contemplated in this prospectus, we will receive outstanding securities in like principal amount, the form and terms of which are the same as the form and terms of the New Notes, except as otherwise described in this prospectus. The Old Notes surrendered in exchange for New Notes will be retired and canceled. Accordingly, no additional debt will result from the exchange. We have agreed to bear the expense of the exchange offer.

        The proceeds from the offering of the Old Notes and Restricted Old Notes were $152,000,000, less the initial purchasers' commission and fees and expenses. The net proceeds from the offering of the Old Notes and Restricted Old Notes, together with borrowings under the senior credit facilities and proceeds of the issuance of Series A Preferred Stock and Common Stock, were used to consummate the Transactions, repay all of our existing debt and to pay fees and expenses in relation to the Transactions. See "The Transactions."

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        On May 14, 2004, we sold, through a private placement exempt from the registration requirements of the Securities Act, $152,000,000 of our 11 3/4% Senior Notes due 2012. $137,000,000 of the Notes are eligible to be exchanged for New Notes. We refer to these notes which are eligible to be exchanged, excluding $15,000,000 in aggregate principal amount of Restricted Old Notes issued to an accredited investor, as "Old Notes" in this prospectus.

        Simultaneously with the private placement, we entered into a registration rights agreement with the initial purchasers of the Old Notes. Under the registration rights agreement, we are required to use our reasonable best efforts to cause a registration statement for substantially identical notes, which will be issued in exchange for the Old Notes, to be filed within 90 days and to become effective on or within 180 days of issuance of the Old Notes. We refer to the notes to be registered under this exchange offer registration statement as "New Notes" and collectively with the Old Notes and the Restricted Old Notes, as the "Notes" in this prospectus. You may exchange your Old Notes for New Notes in this exchange offer. You should read the discussion under the heading "Description of the New Notes" for further information regarding the New Notes.

        We did not register the Old Notes under the Securities Act or any state securities law, nor do we intend to after the exchange offer. As a result, the Old Notes may only be transferred in limited circumstances under the securities laws. If the holders of the Old Notes do not exchange their Old Notes in the exchange offer, they lose their right to have the Old Notes registered under the Securities Act, subject to certain limitations. Anyone who still holds Old Notes after the exchange offer may be unable to resell their Old Notes.

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes

        We issued the Old Notes on May 14, 2004 and entered into a registration rights agreement with the initial purchasers. The registration rights agreement requires that we register the Old Notes with the Commission and offer to exchange the registered New Notes for the outstanding Old Notes issued on May 14, 2004.

        Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all Old Notes that were acquired pursuant to Rule 144A validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes accepted in the exchange offer. Holders may tender some or all of their Old Notes pursuant to the exchange offer. However, Old Notes may be tendered only in integral multiples of $1,000.

        The form and terms of the New Notes are the same as the form and terms of the outstanding Old Notes except that:

  (1)
  the New Notes bear a Series B designation and a different CUSIP number from the Old Notes; and

  (2)
  the New Notes have been registered under the Securities Act and will therefore not bear legends restricting their transfer.

        The New Notes will evidence the same debt as the outstanding securities and will be entitled to the benefits of the indenture.

        Holders of Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law, or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, and the rules and regulations of the Commission.

        We will be deemed to have accepted validly tendered Old Notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes from us.

        If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted Old Notes will be promptly returned, without expense, to the tendering holder.

        Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Old Notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "Fees and Expenses" and "Transfer Taxes" below.

        The exchange offer will remain open for at least 20 full business days. The term "expiration date" will mean 5:00 p.m., New York City time, on December 6, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" will mean the latest date and time to which the exchange offer is extended.

        To extend the exchange offer, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, we will:

  (1)
  notify the exchange agent of any extension by oral notice (promptly confirmed in writing) or written notice,

  (2)
  mail to the registered holders an announcement of any extension, and issue a notice by press release or other public announcement before such expiration date.

        We reserve the right, in our sole discretion:

  (1)
  if any of the conditions below under the heading "Conditions to the Exchange Offer" shall have not been satisfied,

  (A)
  to delay accepting any Old Notes,

  (B)
  to extend the exchange offer, or

  (C)
  to terminate the exchange offer, or

  (2)
  to amend the terms of the exchange offer in any manner, provided however, that if we amend the exchange offer to make a material change, including the waiver of a material condition, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least five business days after such amendment or waiver; provided further, that if we amend the exchange offer to change the percentage of Notes being exchanged or the consideration being offered, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least ten business days after such amendment or waiver.

        Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders.

Procedures for Tendering Old Notes Through Brokers and Banks

        Since the Old Notes are represented by global book-entry notes, The Depositary Trust Company or DTC, as depositary, or its nominee is treated as the registered holder of the Old Notes and will be the only entity that can tender your Old Notes for New Notes. Therefore, to tender Old Notes subject to this exchange offer and to obtain New Notes, you must instruct the institution where you keep your

Old Notes to tender your Old Notes on your behalf so that they are received on or prior to the expiration of this exchange offer.

        The BLUE-colored "Letter of Transmital" shall be used by you to give such instructions.

        IF YOU WISH TO ACCEPT THIS EXCHANGE OFFER, PLEASE INSTRUCT YOUR BROKER OR ACCOUNT REPRESENTATIVE IN TIME FOR YOUR OLD NOTES TO BE TENDERED BEFORE THE 5:00 PM (NEW YORK CITY TIME) DEADLINE ON DECEMBER 6, 2004.

        To tender your Old Notes in the exchange offer you must represent for our benefit that:

  1.
  You are acquiring the New Notes for your outstanding Old Notes in the ordinary course of business;

  2.
  You do not have an arrangement or understanding with any person to participate in the distribution of New Notes;

  3.
  You are not an "affiliate" as defined under Rule 405 of the Securities Act;

  4.
  You will also have to acknowledge that if you are not a broker-dealer, you are not engaged in and do not intend to engage in a distribution of the New Notes; and

  5.
  You will also have to acknowledge that if you are a broker-dealer, and acquired the Old Notes as a result of market making activities or other trading activities, you will deliver a prospectus meeting the requirements of the Securities Act in connection with any for sale of such New Notes.

        You must make such representations by executing the Blue colored "Letter of Transmittal" and delivering it to the institution through which you hold your Old Notes.

        Such institution will have to acknowledge that such representations were made by you.

        You may tender some or all of your Old Notes in this exchange offer. However, your Old Notes may be tendered only in integral multiples of $1,000.

        When you tender your outstanding Old Notes and we accept them, the tender will be a binding agreement between you and us as described in this prospectus.

        The method of delivery of outstanding Old Notes and all other required documents to the exchange agent is at your election and risk.

        We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered Old Notes, and our reasonable determination will be final and binding on you. We reserve the absolute right to:

  (1)
  reject any and all tenders of any particular Old Note not properly tendered;

  (2)
  refuse to accept any Old Note if, in our reasonable judgment or the judgment of our counsel, the acceptance would be unlawful; and

  (3)
  waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes before the expiration of the offer.

        Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Old Notes as we will reasonably determine. Neither us, the exchange agent nor any other person will incur any liability for failure to notify you or any defect or irregularity with respect to your tender of Old Notes. If we waive any terms or conditions pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition being waived.

Procedures for Brokers and Custodian Banks; DTC ATOP Account

        In order to accept this exchange offer on behalf of a holder of Old Notes you must submit or cause your DTC participant to submit an Agent's Message as described below.

        The exchange agent, on our behalf will seek to establish an Automated Tender Offer Program ("ATOP") account with respect to the outstanding Old Notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Old Notes by causing the book-entry transfer of such Old Notes into our ATOP account in accordance with DTC's procedures for such transfers. Concurrently with the delivery of Old Notes, an Agent's Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent on or prior to 5:00 pm, New York City Time on the expiration date. The confirmation of a book entry transfer into the ATOP account as described above is referred to herein as a "Book-Entry Confirmation."

        The term "Agent's Message" means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent's Message stating that such participant and beneficial holder agree to be bound by the terms of this exchange offer.

        Each Agent's Message must include the following information:

  (1)
  Account number of the beneficial owner tendering such Old Notes;

  (2)
  Principal amount of Old Notes tendered by such beneficial owner; and

  (3)
  A confirmation that the beneficial holder of the Old Notes tendered has made the representations for the benefit of the Company set forth under "Procedures for Tendering Old Notes Held Through Brokers or Banks" above.

        BY SENDING AN AGENT'S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM NOTE ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS.

        The delivery of Old Notes through DTC, and any transmission of an Agent's Message through ATOP, is at the election and risk of the person tendering Old Notes. We will ask the exchange agent to instruct DTC to promptly return those Old Notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such Old Notes on behalf of holders of the Old Notes.

Acceptance of Outstanding Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer

        We will accept validly tendered Old Notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted our validly tendered Old Notes when we have given oral or written notice to the exchange a gent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes from us. If we do not accept any tendered Old Notes for exchange because of an invalid tender or other valid reason, the exchange agent will promptly return the certificates, without expense, to the tendering holder. If a holder has tendered Old Notes by book-entry transfer, we will credit the Notes to an account maintained with The Depositary Trust Company. We will credit the account at The Depositary Trust Company promptly after the exchange offer terminates or expires.

        THE AGENT'S MESSAGE MUST BE TRANSMITTED TO EXCHANGE AGENT ON OR BEFORE 5:00 PM, NEW YORK CITY TIME, ON THE EXPIRATION DATE

Withdrawal Rights

        You may withdraw your tender of outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective, you should contact your bank or broker where your Old Notes are held and have them send an ATOP notice of withdrawal so that it is received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Such notice of withdrawal must:

  (1)
  specify the name of the person that tendered the Old Notes to be withdrawn;

  (2)
  identify the Old Notes to be withdrawn, including the CUSIP number and principal amount at maturity of the Old Notes;

  (3)
  specify the name and number of an account at the DTC to which your withdrawn Old Notes can be credited.

        We will decide all questions as to the validity, form and eligibility of the notices and our determination will be final and binding on all parties. Any tendered Old Notes that you withdraw will not be considered to have been validly tendered. We will promptly return any outstanding Old Notes that have been tendered but not exchanged, or credit them to the DTC account. You may re-tender properly withdrawn Old Notes by following one of the procedures described above before the expiration date.

Conditions To The Exchange Offer

        Notwithstanding any other provision herein, we are not required to accept for exchange, or to issue New Notes in exchange for, any outstanding Old Notes. We may terminate or amend the exchange offer, before the expiration of the exchange offer:

  (1)
  if any federal law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

  (2)
  if any stop order is threatened or in effect with respect to the registration statement which this prospectus is a part of or the qualification of the indenture under the Trust Indenture Act of 1939; or

  (3)
  if there is a change in the current interpretation by the staff of the Commission which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer New Notes issued in the exchange offer without registration of the New Notes and delivery of a prospectus, as discussed above.

        These conditions are for our sole benefit and we may assert them at any time before the expiration of the exchange offer. Our failure to exercise any of the foregoing rights will not be a waiver of our rights.

Exchange Agent

        You should direct questions, requests for assistance, and requests for additional copies of this prospectus and the BLUE-colored "Letter of Elections and Instructions to Brokers or Bank" to the exchange agent at:

THE BANK OF NEW YORK

By Facsimile:	By Hand:	By Overnight Courier or Registered/Certified Mail:
(212) 298-1915 Attention: Customer Service	Corporate Trust Operations 101 Barclay Street, 7 East New York, New York 10286 Attention: David Mauer	101 Barclay Street, 7 East New York, New York 10286 Attention: Corporate Trust Operations

Delivery to an address other than set forth above will not constitute a valid delivery.

To confirm by telephone or for more information call: 212-815 3787

Fees And Expenses

        We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses.

        We will pay the estimated cash expenses connected with the exchange offer.

Accounting Treatment

        The New Notes will be recorded at the same carrying value as the existing Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the New Notes.

Transfer Taxes

        If you tender outstanding Old Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register New Notes in the name of, or request that your Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for paying any transfer tax owed.

        YOU MAY SUFFER ADVERSE CONSEQUENCES IF YOU FAIL TO EXCHANGE OUTSTANDING OLD NOTES.

        If you do not tender your outstanding Old Notes, you will not have any further registration rights, except for the rights described in the registration rights agreement and described above, and your Old Notes will continue to be subject to restrictions on transfer when we complete the exchange offer. Accordingly, if you do not tender your notes in the exchange offer, your ability to sell your Old Notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered notes will not continue to be entitled to any increase in interest rate that the indenture provides for if we do not complete the exchange offer.

        Holders of the New Notes issued in the exchange offer and Old Notes that are not tendered in the exchange offer will vote together as a single class under the indenture governing the New Notes.

Consequences Of Failure to Exchange

        The Old Notes that are not exchanged for New Notes pursuant to the exchange offer will remain restricted securities. Accordingly, the Old Notes may be resold only:

  (1)
  to us upon redemption thereof or otherwise;

  (2)
  so long as the outstanding securities are eligible for resale pursuant to Rule 144A, to a person inside the United States who is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

  (3)
  outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

  (4)
  pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the New Notes

        With respect to resales of New Notes, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives New Notes (other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act) in exchange for Old Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires New Notes in the exchange offer for the purpose of distributing or participating in a distribution of the New Notes, the holder cannot rely on the position of the staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes.

Shelf Registration

        The registration rights agreement also requires that we file a shelf registration statement if:

  (1)
  we cannot file a registration statement for the exchange offer because the exchange offer is not permitted by law;

  (2)
  a law or Commission policy prohibits a holder from participating in the exchange offer;

  (3)
  a holder cannot resell the New Notes it acquires in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for resales by the holder; or

  (4)
  a holder is a broker-dealer and holds notes acquired directly from us or one of our affiliates.

        We will also register the New Notes under the securities laws of jurisdictions that holders may request before offering or selling notes in a public offering. We do not intend to register New Notes in any jurisdiction unless a holder requests that we do so.

        Old Notes may be subject to restrictions on transfer until:

  (1)
  a person other than a broker-dealer has exchanged the Old Notes in the exchange offer;

  (2)
  a broker-dealer has exchanged the Old Notes in the exchange offer and sells them to a purchaser that receives a prospectus from the broker, dealer on or before the sale;

  (3)
  the Old Notes are sold under an effective shelf registration statement that we have filed; or

  (4)
  the Old Notes are sold to the public under Rule 144 of the Securities Act.

CAPITALIZATION

        The following table sets forth our cash and capitalization as of June 30, 2004. This table should be read in conjunction with our financial statements and the related notes to the financial statements included elsewhere in this prospectus.

As of June 30, 2004
(in millions)
Cash	$4.3

Debt:
New senior secured revolving credit facility(1)	$3.0
Senior notes(2)	150.1

Total debt(3)	153.1
Total stockholder's equity	70.4

Total capitalization	$223.5

(1)
Does not reflect a $2.5 million letter of credit outstanding. $9.5 million was available under our new senior secured revolving credit facility, which consists of up to $15.0 million in revolving credit loans and a $10.0 million sub-facility for the issuance of letters of credit.

(2)
Net of unamortized discount of $1.9 million.

(3)
Does not reflect $55.7 million incurred under our amended floor plan credit facility.

THE REFINANCING TRANSACTIONS

        In connection with, and as a condition to, the offering of the notes, we consummated the following refinancing transactions, which we refer to as the other refinancing transactions on May 14, 2004.

Repayment of Existing Indebtedness and Other Obligations

        As of May 14, 2004, $44.8 million was outstanding under our existing credit facility, and in connection with the Transactions all amounts outstanding under the existing credit facility were repaid and such facility was terminated. In addition, as ESOP participants became entitled to receive a stock distribution from the ESOP (i.e., in the event of retirement, death, total disability or termination of employment), certain participants put their shares to Holdings. If Holdings' required payment for those shares exceeded a certain amount, Holdings issued notes to such participants. These notes were payable to various participants in annual installments over a period of five years, bearing interest at 8% per anum, maturing through December 2007. Approximately $1.2 million in principal of these distribution notes were outstanding at December 31, 2003. All amounts as of the closing date with respect to these ESOP distribution notes were repaid in connection with the Transactions. See "Certain Relationships and Related Party Transactions."

New Senior Secured Revolving Credit Facility

        On May 14, 2004 we entered into a new senior secured revolving credit facility with Wells Fargo Foothill, Inc. The new senior secured revolving credit facility consists of a five-year revolving credit facility of up to $15.0 million in revolving credit loans (with a $10.0 million sub-facility for the issuance of letters of credit), of which a $2.5 million letter of credit was outstanding at closing. See "Description of Certain Indebtedness—New Senior Secured Revolving Credit Facility."

Amended Floor Plan Credit Facility

        On May 14, 2004, we amended our floor plan credit facility with Bank of America, N.A. (successor by merger to Banc of America Specialty Finance, Inc.), as administrative and collateral agent and lender and KeyBank National Association, as lender. The amended floor plan credit facility consists of a three-year revolving floor plan credit facility of up to $85.0 million in revolving credit loans, of which $55.7 million was outstanding as of June 30, 2004. See "Description of Certain Indebtedness—Amended Floor Plan Credit Facility."

Issuance of Series A Preferred Stock

        In connection with the Acquisition, RV Acquisition issued 62,000 shares of new Series A Preferred Stock (the "Series A Preferred Stock") at a purchase price of $1,000 per share, for an aggregate purchase price of $62.0 million. BRS LP purchased $37.5 million of the Series A Preferred Stock for cash, and $4.5 million of the Series A Preferred Stock was issued to Don Wallace in exchange for certain equity of Holdings contributed by him to RV Acquisition. Of the balance of $20.0 million of Series A Preferred Stock issued in connection with the Transactions, $18.4 million was issued to Don Wallace and $1.6 million was issued to existing stockholders of Holdings, each of whom contributed certain of their respective shares of existing Holdings capital stock to RV Acquisition in exchange for Series A Preferred Stock.

        Dividends on the Series A Preferred Stock accrue at a rate of 14% per annum, compounded semi-annually. Dividends on the Series A Preferred Stock are not required to be paid in cash and accrue whether or not declared and whether or not there are profits, surplus or other funds legally available for payment of the dividend. Upon a sale of the Company, the holders of Series A Preferred Stock have the right to request RV Acquisition to redeem their shares at a price equal to the initial purchase price plus any accrued and unpaid dividends thereon. Similarly, BRS LP (as a holder of the majority of the Series A Preferred Stock) has the right, upon certain change of control transactions, to have such transactions treated as a liquidation event, as a result of which all shares of Series A Preferred Stock will be redeemed at a price equal to the initial purchase price plus any accrued and unpaid dividends thereon. See "Certain Relationships and Related Party Transactions—Agreements to be Entered into in Connection with the Transactions—Issuance of Series A Preferred Stock to BRS and Certain Existing Stockholders of Holdings."

Issuance of Common Stock

        In connection with the Acquisition, RV Acquisition issued 5,000,000 shares of new Common Stock, par value $0.01 per share at a purchase price of $1.00 per share, for an aggregate purchase price of $5.0 million. Of the $5.0 million of Common Stock, $4.5 million of Common Stock was purchased by BRS LP for cash. The balance of $0.5 million of Common Stock was issued to Don Wallace in exchange for certain equity in Holdings contributed by him to RV Acquisition.

Stockholders Agreement

        The stockholders of RV Acquisition, including BRS LP, entered into a stockholders agreement, which establishes the composition of the board of directors and provides for certain restrictions and rights with respect to sales and issuances of RV Acquisition's securities. See "Certain Relationships and Related Party Transactions—Agreements to be Entered into in Connection with the Transactions—Stockholders Agreement."

Registration Rights Agreement

        In connection with the Transactions, RV Acquisition entered into a registration rights agreement with BRS LP and certain other equity holders of RV Acquisition. Under the registration rights agreement, BRS LP and such other equity holders have the ability to cause RV Acquisition to register securities of RV Acquisition held by the parties to the registration rights agreement and to participate in registrations by RV Acquisition of its equity securities.

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

        The following unaudited pro forma statements of operations have been derived from the audited historical financial statements of Lazy Days' R.V. Center, Inc. for the year ended December 31, 2003, and the unaudited condensed financial statements of Lazy Days' R.V. Center., Inc. for the six months ended June 30, 2004 included elsewhere in this Registration Statement, adjusted to give pro forma effect to the Transactions. The unaudited pro forma statement of operations for the fiscal year ended December 31, 2003 gives effect to the Transactions as if they had occurred at January 1, 2003 (the first day of our 2003 fiscal year). The unaudited pro forma statement of operations for the six months ended June 30, 2004 gives effect to the Transactions as if they had occurred at January 1, 2004 (the first day of our 2004 fiscal year). The unaudited pro forma financial data does not purport to represent what our results of operations, balance sheet data or financial information would have been if the Transactions had occurred as of the dates indicated, nor are they indicative of results for any future periods.

        The unaudited pro forma financial data is not necessarily indicative of our operations or financial position had the Transactions taken place on the dates indicated and are not intended to project our results of operations or financial position for any future period or date.

        The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available. The pro forma adjustments and certain assumptions are described in the accompanying notes. Other information included under this heading has been presented to provide additional analysis. The Acquisition has been accounted for using the purchase method of accounting. Accordingly, the excess of the purchase price over the fair value of the net tangible assets acquired has been allocated to goodwill and other identifiable intangible assets such as trade names and trademarks, manufacturer relationships, non-compete agreements and customer database, based primarily on the preliminary valuation of an independent appraiser. Completion of the valuation and any resulting reallocation will occur within one year following the Acquisition. Thus, the final allocation of the purchase price could differ from the pro forma allocation reflected herein. In particular, if additional value is allocated to certain tangible or definite lived intangible assets, the pro forma amortization expense would be increased.

        The unaudited pro forma financial statements set forth below should be read in conjunction with our financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

LAZY DAYS' R.V. CENTER, INC., a wholly owned
subsidiary of LD Holdings, Inc.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2004

(dollars in thousands)

	Historical		Pro Forma Adjustments		Pro Forma
Revenues	$462,026		$—		$462,026
Cost of revenues	392,978		—		392,978

Gross profit	69,048		—		69,048
Selling, general and administrative expenses	43,456		(2,935	)(a)	40,521
Depreciation and amortization	5,017		(118	)(b)	4,899
Floor plan interest expense	954		—		954
Other interest expense	3,299		5,850	(c)	9,149

Income (loss) before income taxes	16,322		(2,797)		13,525
Income taxes (credit)	5,475		(1,079	)(d)	4,396

Net income (loss)	$10,847		$(1,718)		$9,129

Ratio of earnings to fixed charges(e)	3.5	x			2.4	x

See accompanying notes to unaudited pro forma statements of operations.

LAZY DAYS' R.V. CENTER, INC., a wholly owned
subsidiary of LD Holdings, Inc.

NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2004

(dollars in thousands)

(a)	Adjustment to selling, general and administrative expenses to reflect the following:
	Addition of the management fees to be paid to BRS LLC and Don Wallace	$509
	Addition of the noncompete payment to be made to Don Wallace	1,000
	Elimination of transaction related bonuses expensed during period	(2,750)
	Elimination of ESOP compensation expense and redemption cost of ESOP shares	(606)
	Elimination of expense associated with the Phantom Stock Plan and the Supplemental Phantom Stock Plan	(1,088)

		$(2,935)

(b)	Adjustment to depreciation and amortization to reflect the following:
	Amortization of debt issuance costs associated with new debt financing	$522
	Elimination of historical amortization and write-off of loan and other costs	(3,095)
	Depreciation related to the write-up of buildings and improvements	238
	Amortization related to acquired intangible assets	3,034
	Elimination of historical depreciation related to the write-up of buildings and improvements and amortization of intangible assets	(817)

		$(118)

(c)	Adjustment to interest expense to reflect the following:
	Interest on new borrowings	$9,149
	Elimination of historical interest expense	(3,299)

		$5,850

(d)	Relects the tax effect of the foregoing adjustments at our historical effective tax rate of 38.575%.
(e)
	Ratio of earnings to fixed charges is defined as income (loss) before income taxes plus fixed charges divided by fixed charges. Fixed charges includes interest expense, excluding floor plan interest, amortization of debt issuance costs and amortization of discount on long-term debt.

LAZY DAYS' R.V. CENTER, INC., a wholly owned
subsidiary of LD Holdings, Inc.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

(dollars in thousands)

	Historical		Pro Forma Adjustments		Pro Forma(e)
Revenues	$755,639		$—		$755,639
Cost of revenues	646,685		—		646,685

Gross profit	108,954		—		108,954
Selling, general and administrative expenses	70,027		617	(a)	70,644
Depreciation and amortization	3,238		6,520	(b)	9,758
Floor plan interest expense	2,566		—		2,566
Other interest expense	3,211		15,087	(c)	18,298

Income (loss) before income taxes	29,912		(22,224)		7,688
Income taxes (credit)	4,542		(8,573)	(d)	(4,031)

Net income (loss)	$25,370		$(13,651)		$11,719

Ratio of earnings to fixed charges(f)	8.0	x			1.4	x

See accompanying notes to unaudited pro forma statement of operations.

LAZY DAYS' R.V. CENTER, INC., a wholly owned
subsidiary of LD Holdings, Inc.

NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

(dollars in thousands)

(a)	Adjustment to selling, general and administrative expenses to reflect the following:
	Addition of the management fees to be paid to BRS LLC and Don Wallace	$672
	Addition of the annual noncompete payment to be made to Don Wallace	2,000
	Elimination of ESOP compensation expense and redemption cost of ESOP shares	(1,877)
	Elimination of expense associated with the Phantom Stock Plan and the Supplemental Phantom Stock Plan	(178)

		$617

(b)	Adjustment to depreciation and amortization to reflect the following:
	Amortization of debt issuance costs associated with new debt financing	$1,044
	Elimination of historical amortization of loan and other costs	(1,067)
	Additional depreciation related to the write-up of buildings and improvements	475
	Amortization related to acquired intangible assets	6,068

		$6,520

(c)	Adjustment to interest expense to reflect the following:
	Interest on new borrowings	$18,298
	Elimination of historical interest expense on retired debt	(3,211)

		$15,087

(d)	Relects the tax effect of the foregoing adjustments at our historical effective tax rate of 38.575%.
(e)	The unaudited pro forma statement of operations excludes the following non-recurring item that is directly attributable to the Transactions.
	(1) The write-off of $3.1 million of loan costs relating to our existing debt being retired in connection with the Transactions, and related income tax benefit.
(f)
	Ratio of earnings to fixed charges is defined as income before income taxes plus fixed charges divided by fixed charges. Fixed charges includes interest expense, excluding floor plan interest, amortization of debt issuance costs and amortization of discount on long-term debt.

SELECTED FINANCIAL AND OTHER DATA

        The following table presents our selected financial and other data, which you should read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The selected financial and other data as of and for each of the years in the three-year period ended December 31, 2003 were derived from our audited financial statements included elsewhere in this prospectus. The selected financial and other data as of and for each of the years ended December 31, 1999 and 2000 have been derived from our audited and unaudited financial statements for such periods which are not included in this prospectus. The selected financial and other data as of June 30, 2004 and 2003 and for each of the six-month periods ended June 30, 2004 and 2003 have been derived from our unaudited condensed financial statements for such periods included elsewhere in this prospectus.

	Year Ended December 31,					Six months ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	($ in thousands, except per share data)
Statement of Operations Data:
Revenues:
New vehicles	$318,955	$315,049	$307,871	$384,041	$416,165	$232,846	$275,601
Pre-owned vehicles	185,461	198,925	207,883	245,485	278,592	155,348	150,911
Other	38,803	41,668	46,240	51,601	60,882	34,247	35,514

Total revenues	543,219	555,642	561,994	681,127	755,639	422,441	462,026
Cost of revenues	466,822	483,419	482,650	582,159	646,685	360,248	392,978

Gross profit	76,397	72,223	79,344	98,968	108,954	62,193	69,048
Selling, general and administrative expenses	53,569	47,120	49,964	67,591	70,027	36,126	43,456
Depreciation and amortization	2,346	4,109	4,137	3,942	3,238	1,620	5,017

Operating profit	20,482	20,994	25,243	27,435	35,689	24,447	20,575
Floor plan interest expense	2,906	5,269	3,620	2,970	2,566	1,554	954
Other interest expense	8,559	21,452	24,062	16,267	3,211	1,749	3,299
Income taxes	—	400	2,441	4,493	4,542	3,214	5,475

Net income (loss)	$9,017	$(6,127)	$(4,880)	$3,705	$25,370	$17,930	$10,847

Earnings (loss) per common share:
Basic	$119.26	$(30.17)	$(21.74)	$9.60	$60.75	$43.02	$29.47
Diluted	5.07	*	*	1.77	13.62	7.83	7.53
Balance Sheet Data (at period end):
Inventories	$66,416	$58,371	$64,254	$74,087	$69,873	$69,388	$68,883
Working capital (deficiency)	(4,375)	(4,973)	(7,894)	2,907	9,011	17,732	24,044
Total assets	112,715	106,986	116,815	123,527	131,512	122,261	333,422
Floor plan notes payable	57,597	55,337	53,986	56,185	52,046	55,006	55,678
Total debt (excluding floor plan and including current maturities)	134,633	134,999	134,166	75,161	59,046	62,819	153,107
Total shareholders' equity (deficiency)	(96,579)	(101,719)	(104,068)	(32,965)	(3,946)	(14,603)	70,453

*
Not presented herein since effect is antidilutive.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion regarding Lazy Days' R.V. Center, Inc.'s financial condition and results of operations should be read in conjunction with our financial statements and the notes to those statements and other financial information appearing elsewhere in this offering memorandum. Unless stated otherwise, the information provided in this section relates to Lazy Days' R.V. Center, Inc. only and not to its parent, Holdings. This offering memorandum contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements.

Overview

        We are the world's largest dealer of recreational vehicles ("RVs") with the industry's broadest selection of new and previously-owned RVs. We are a primary point of distribution for nine of the leading manufacturers in the recreational vehicle retail industry, an industry with sales of approximately $12 billion in new, and $14 billion in pre-owned RV vehicles annually. Located on a 126-acre site outside of Tampa, Florida, we are widely recognized in the RV community as the premier destination for RV enthusiasts, attracting over 250,000 visitors each year to our RV dealership, and approximately 1.3 million visitors per year to our facility (including visitors to additional attractions that appeal to RV owners located adjacent to our site, namely Camping World, Cracker Barrel and Flying J Travel Plaza).

        We offer our customers an extensive selection of RVs and a variety of services, such as financing, insurance and a 230-bay, fully-staffed service and repair department. Our inventory is displayed in a park-like setting and our facility also includes a full-service RV park, two swimming pools, tennis courts and meeting and dining facilities.

        We derive our revenues from sales of new units, sales of pre-owned units, commissions earned on sales of third-party financing and insurance products, service and repairs and visitors fees at RallyPark. In 2003, we derived our revenues from these categories in the following percentages, 55.1%, 36.9%, 3.0%, 4.8% and 0.2%, respectively. New and pre-owned unit sales accounted for more than 90% of total revenues. These revenue contributions have remained consistent through the last three years, varying by no more than 2% in any category.

        The vast majority of our cost of revenues are related to inventory purchases. New and pre-owned vehicles have accounted for 97% or more of cost of revenues in each of the previous three years. We believe we are the nation's largest single point of distribution for RVs and a primary retail outlet for nine of the leading manufacturers in the industry. Additionally, increased unit costs are immediately passed through to end customers. As a result, our gross profit margin has been 14.4%, 14.5% and 14.1% for the years ended December 31, 2003, 2002 and 2001, respectively.

        Our gross profit margins on pre-owned vehicles are typically higher on a percentage basis while our gross profit margins on an absolute dollar basis are typically higher on new vehicles. In 2003, however, gross profit margins on new vehicles averaged 9.2% compared to 9.1% for pre-owned vehicles, and our gross profit from sales of new vehicles was $38 million and $25 million for pre-owned vehicles. Our gross profit margin on pre-owned vehicles was lower in 2003 due to reductions of pre-owned vehicle inventory over the course of the year and additional sales through the wholesale channel.

        Salaries, commissions and benefits represent the largest component of our total selling, general and administrative expense and comprised more than 60% of total selling, general and administrative expense. In 2003, approximately 15% of our selling, general and administrative expense consisted of commissions for our sales force which are directly correlated to RV vehicle sales levels. Selling, general and administrative expense has consistently tracked revenue on a percentage basis.

Results of Operations

        The following table sets forth the percentages of net sales that certain items of operating data constitute for the periods indicated:

	Fiscal Year Ended December 31			Six Months Ended
				June 30, 2003	June 30, 2004
	2001	2002	2003
Statement of operations data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	85.9	85.5	85.6	85.3	85.1
Gross profit	14.1	14.5	14.4	14.7	14.9
Selling, general and administrative expenses	9.6	10.5	9.7	8.9	10.5
Income from operations	4.5	4.0	4.7	5.8	4.4
Interest expense	4.9	2.8	0.8	0.8	0.9
Income (loss) before income taxes	(0.4)	1.2	3.9	5.0	3.5
Income tax expense	0.4	0.7	0.6	0.8	1.2
Net income (loss)	(0.8)	0.5	3.3	4.2	2.3

Results for the six months ended June 30, 2004 Compared to the Results for the six months ended June 30, 2003

        Revenues.    Revenues increased from $422.4 million in the six month period ended June 30, 2003 to $462.0 million for the comparable period in 2004, or 9.4%. This increase resulted from increased market share penetration and more favorable macroeconomic conditions.

        New Unit Sales.    Sales of new vehicles increased from $232.8 million in the six-month period ended June 30, 2003 to $275.6 million for the comparable period in 2004, or 18.4%. Unit sales of new vehicles, excluding wholesale, increased from 1,887 in the six-month period ended June 30, 2003 to 2,235 for the comparable period in 2004, or 18.4%. This increase resulted from increased market share penetration and more favorable macroeconomic conditions.

        Pre-Owned Unit Sales.    Sales of pre-owned vehicles decreased from $155.3 million in the six-month period ended June 30, 2003 to $150.9 million for the comparable period in 2004, or 2.9%. This decrease was attributable to a change in sales mix. The average selling price for pre-owned units, excluding wholesale units, decreased from approximately $59,900 in the six-month period ended June 30, 2003 to approximately $59,500 in the comparable period in 2004, or 0.7%. Unit sales of pre-owned vehicles, excluding wholesale units, increased from 2,248 in the six-month period ended June 30, 2003 to 2,270 for the comparable period in 2004, or 1.0%. The decrease in the average sales price per pre-owned vehicle was attributable to a change in sales mix as sales across most price points fluctuated slightly.

        Finance and Insurance Related Revenues.    Finance, insurance and extended warranty related revenues increased from $13.0 million in the six-month period ended June 30, 2003 to $13.2 million for the comparable period in 2004, or 1.0%. The increase in finance, insurance and extended warranty related revenues was primarily attributable to increases in our unit sales volumes. Finance, insurance and extended warranty revenue per unit decreased from $3,152 in the six-month period ended June 30, 2003 to $2,922 for the comparable period in 2004, or 7.3%. This decrease was attributable to a decrease in the percentage of units for which we arranged financing.

        Parts, Service and Other Revenues.    Parts and service revenues increased from $21.2 million in the six-month period to $22.3 million for the comparable period in 2004, or 5.2%. This increase was attributable to increases in sales related to the increase in unit sales, along with an increase in our labor rate.

        Gross Profit.    Gross profit consists of gross revenues less our cost of sales and services. Gross profit increased from $62.2 million in the six-month period ended June 30, 2003, to $69.0 million for the comparable period in 2004, or 10.9%. This increase was largely attributable to increased unit volumes and increased margins on pre-owned units. Gross profit margin increased from 14.7% in the-six month period ended June 30, 2003 to 14.9% for the comparable period in 2004.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses, including depreciation and amortization, increased from $37.7 million, or 8.9% of revenues, in the six-month period ended June 30, 2003 to $48.5 million, or 10.5% of revenues, for the comparable period in 2004. This increase corresponded to increases in salary, commissions and benefits expenses, which increased primarily due to increased unit volumes as well as acquisition related expenses of approximately $6.6 million. Historically, salary, commissions and benefits have comprised the majority of our total selling, general and administrative expenses, and were equal to 49% of selling, general and administrative expenses in the six-month period ended June 30, 2004, as compared to 61% for the comparable period in 2003.

        Operating Profit.    Operating profit represents our gross profit, less selling, general and administrative expenses and depreciation and amortization. Operating profit decreased from $24.4 million in the six-month period ended June 30, 2003 to $20.6 million for the comparable period in 2004, or 15.6%. This decrease was largely due to higher sales and gross profits offset by increased selling, general and administrative expenses as outlined above.

        Interest Expense—Floor Plan Credit Facility.    Interest expense on our floor plan credit facility decreased from $1.6 million in the six-month period ended June 30, 2004 to $1.0 million for the comparable period in 2004, or 37.5%. This was primarily attributable to a decrease in average outstanding borrowings under our floor plan credit facility.

        Other Interest Expense.    Other interest expense was primarily related to interest payments under our then existing senior credit facility and new senior notes. Other interest expense increased from $1.7 million for the six-month period ended June 30, 2003 to $3.3 million for the comparable period in 2004, or 94.1%. This increase was attributable to the new senior notes.

        Income Tax Expense.    Income tax expense increased from $3.2 million for the six month period ended June 30, 2003 to $5.5 million for the comparable period in 2004. Income tax expense in 2003 was favorably impacted by the reversal of a $7.2 million deferred income tax valuation allowance established in prior years, of which $4.5 million was reflected in the first six months of 2003.

Results for 2003 Compared to the Results for 2002

        Revenues.    Revenues increased from $681.1 million in 2002 to $755.6 million in 2003, or approximately 10.9%. This increase resulted from increased market share penetration, more favorable macroeconomic conditions and an increase in the average selling price per pre-owned unit.

        New Unit Sales.    Sales of new vehicles increased from $384.0 million in 2002 to $416.2 million in 2003, or 8.4%. Unit sales of new vehicles, excluding wholesale, increased from 3,201 in 2002 to 3,469 in 2003, or 8.4%. Although unit volumes increased, the average selling price for new units remained constant. This was primarily attributable to a change in sales mix. Although sales increased across most price points, our sales of lower priced RVs, such as towables, increased at a greater rate than sales of Class A and Class C motorhomes.

        Pre-Owned Unit Sales.    Sales of pre-owned vehicles increased from $245.5 million in 2002 to $278.6 million in 2002, or 13.5%. The average selling price for pre-owned units, excluding wholesale units, increased from approximately $58,400 in 2002 to approximately $60,700 in 2003, or 3.9%. Unit sales of pre-owned vehicles, excluding wholesale units, increased from 3,799 in 2002 to 3,961 in 2003, or

4.3%. The increase in the average sales price per pre-owned vehicle was attributable to an increase in the value of our pre-owned vehicle inventory. We acquire most of our pre-owned vehicle inventory through trade-ins and, over time, these trade-ins increasingly include features and amenities introduced into the RV market over the past few years, such as "slide-outs," which effectively increase the value of the vehicles.

        Finance and Insurance Related Revenues.    Finance, insurance and extended warranty related revenues increased from $18.7 million in 2002 to $22.5 million in 2003, or 20.3%. The increase in finance, insurance and extended warranty related revenues was primarily attributable to increases in our unit sales volumes. Finance, insurance and extended warranty revenue per unit increased from $2,669 in 2002 to $3,030 in 2003, or 13.5%. This increase was attributable to an increase in the percentage of units for which we arranged financing.

        Parts, Service and Other Revenues.    Parts and service revenues increased from $32.9 million in 2002 to $38.4 million in 2003, or 16.7%. This increase was attributable to increases in sales volume and the increased provision of "make-ready" services related to preparing new and pre-owned vehicles for delivery to our customers.

        Gross Profit.    Gross profit consists of gross revenues less our cost of sales and services. Gross profit increased from $99.0 million in 2002 to $109.0 million in 2003, or 10.1%. This increase was largely attributable to increased unit volumes. Gross profit margin decreased from 14.5% in 2002 to 14.4% in 2003.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses, including depreciation and amortization, increased from $71.5 million, or 10.5% of revenues, in 2002 to $73.3 million, or 9.7% of revenues, in 2003. This increase corresponded to increases in salary, commissions and benefits expenses, which increased primarily due to increased unit volumes. Historically, salary, commissions and benefits have comprised the majority of our total selling, general and administrative expenses, and were equal to 60% of selling, general and administrative expenses in 2003, as compared to 58% in 2002.

        Operating Profit.    Operating profit represents our gross profit, less selling, general and administrative expenses and depreciation and amortization. Operating profit increased from $27.4 million in 2002 to $35.7 million in 2003, or 30.3%. This increase was largely due to higher unit sales and selling prices partially offset by increased selling, general and administrative expenses.

        Interest Expense—Floor Plan Credit Facility.    Interest expense on our existing floor plan credit facility decreased from $3.0 million in 2002 to $2.6 million in 2003, or 13.3%. This was attributable to a decrease in average outstanding borrowings under our existing floor plan credit facility.

        Other Interest Expense.    Other interest expense was primarily related to interest payments under our existing senior credit facility. Other interest expense decreased from $16.3 million in 2002 to $3.2 million in 2003, or 80.4%. This decline was attributable to the restructuring of our indebtedness completed in 2002.

        Income Tax Expense.    Income tax expense was constant at $4.5 million in 2002 and 2003. However, income tax expense in 2003 was favorably impacted by the reversal of a $7.2 million deferred income tax valuation allowance established in prior years.

Results for 2002 Compared to the Results for 2001

        Revenues.    Revenues increased from $562.0 million in 2001 to $681.1 million in 2002, or 21.2%. This increase resulted from increased market share penetration and overall growth in industry-wide demand in 2002.

        New Unit Sales.    Sales of new vehicles increased from $307.9 million in 2001 to $384.0 million in 2002, or 24.7%. The average per unit retail selling price for new vehicles increased to $118,900 in 2002, an increase of 3.8% from 2001. Unit sales of new vehicles, excluding wholesale, increased from 2,678 in 2001 to 3,201 in 2002, or 19.5%. The increase in average selling price was due to a slight shift in sales mix. The increase in unit sales resulted from an increase in our delivery ratio. The delivery ratio is equal to the number of unit sales divided by the number of sales opportunities (or "ups"). An "up" is counted when we receive an indication of interest (defined under pre-determined criteria) from a customer through personal visit, phone, or other contacts with us (excluding email contacts) that a particular customer is interested in purchasing an RV.

        Pre-Owned Unit Sales.    Sales of pre-owned vehicles increased from $207.9 million in 2001 to $245.5 million in 2002, or 18.1%. The average selling price, excluding wholesale units, for pre-owned units increased to approximately $58,400 in 2002, an increase of 6.6% from 2001. Unit sales of pre-owned vehicles, excluding wholesale units, increased from 3,442 in 2001 to 3,799 in 2002, or 10.4%. The increase in the average sales price per pre-owned vehicle was attributable to an increase in the average sales price of our pre-owned vehicle inventory.

        Finance and Insurance Related Revenues.    Finance, insurance and extended warranty related revenues increased from $16.8 million in 2001 to $18.7 million in 2002, or 11.3%. This increase was attributable to an increase in sales and a corresponding increase in financing activities.

        Parts, Service and Other Revenues.    Parts, service and other revenues increased from $29.4 million in 2001 to $32.9 million in 2002, or 11.9%. This increase was attributable to an increase in provision of make-ready services for purchased vehicles.

        Gross Profit.    Gross profit increased from $79.3 million in 2001 to $99.0 million in 2002, or 24.8%. This increase was largely attributable to increased unit volumes. The gross profit margin increased from 14.1% in 2001 to 14.5% in 2002.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses, including depreciation and amortization, increased from $54.1 million or 9.6% of revenues in 2001 to $71.5 million or 10.5% of revenues in 2002. This increase was attributable to the amendment and termination of our phantom stock plan and supplemental phantom stock plan, respectively, and the restructuring of our indebtedness in 2002. In connection with the restructuring, we incurred administrative fees of $1.8 million, restructuring fees of $4.3 million and $3.4 million of expenses related to the amendment and termination of our phantom stock plan and supplemental phantom stock plan, respectively. See "Certain Relationships and Related Party Transactions—The 2002 Restructuring."

        Operating Profit.    Operating profit increased from $25.2 million in 2001 to $27.4 million in 2002, or 8.7%. The increase was driven by higher unit sales and average selling prices. On a margin basis, costs remained essentially unchanged in 2002 versus 2001. This increase was driven by higher unit sales and increased selling price margins on unit sales, partially offset by higher selling, general and administrative expenses.

        Interest Expense—Floor Plan Credit Facility.    Interest expense on our existing floor plan credit facility decreased from $3.6 million in 2001 to $3.0 million in 2002, or 16.7%. This was attributable to a decrease in average borrowings outstanding under the existing floor plan credit facility.

        Other Interest Expense.    Other interest expense was primarily related to interest payments under our existing senior credit facility. Other interest expense decreased from $24.1 million in 2001 to $16.3 million in 2002, or 32.4%. This decrease was attributable to the restructuring of our indebtedness in 2002.

        Income Tax Expense.    Income tax expense increased from $2.4 million in 2001 to $4.5 million in 2002. This increase was primarily attributable to an increase in our profits and a $1.9 million provision for possible tax assessments relating to certain prior years.

Liquidity and Capital Resources

    Historical

        Liquidity.    Historically, we have satisfied our liquidity needs through cash from operations and various borrowing arrangements. Principal liquidity needs have included the acquisition of inventory, salary and sales commissions, debt service requirements and other capital expenditures necessary to maintain our facility. Our cash requirements consist principally of scheduled payments of principal and interest on outstanding indebtedness (including indebtedness under our existing, and after the closing of the Transactions, our amended floor plan credit facility), capital expenditures, salary and sales commissions and lease expenses. Based upon our current level of operations, we believe that following the completion of this offering our cash flow from operations, available cash and available borrowings under the new senior secured revolving credit facility will be adequate to meet our future liquidity needs for the next several years.

        Operating Activities.    Net cash provided by operating activities during the six months ended June 30, 2004 was equal to $10.8 million, compared with net cash provided by operating activities of $18.8 million during the six months ended June 30, 2003. This reduction in net cash provided by operating activities for 2004 was primarily the result of a decrease in net income.

        Investing Activities.    Net cash used in investing activities was $114.0 million during the six months ended June 30, 2004, compared with net cash used in investing activities of $3.2 million during the six months ended June 30, 2003. The increase in net cash used in investing activities during 2004 versus 2003 was primarily the result of the acquisition.

        Financing Activities.    Net cash generated from financing activities during the six months ended June 30, 2004 was $98.9 million, compared to net cash used of $13.0 million during the six months ended June 30, 2003. The increase primarily resulted from financing for the acquisition.

        Working Capital.    Working capital, including cash and cash equivalents, totaled approximately $24.0 million at June 30, 2004. We maintain sizable inventory in order to meet the expectations of our customers, and believe that we will continue to require working capital consistent with past experience. Historically, we have funded our operations with internally generated cash flow and borrowings. Changes in our working capital are driven primarily by our profit levels. Borrowings under our amended floor plan credit facility to finance our new vehicle inventory may not exceed (i) 100% of the factory invoices for the related vehicles, (ii) 85% of the wholesale value of all pre-owned inventory (as determined in accordance with National Automobile Dealers Association RV Industry Appraisal Guide, or appraised NADA value) for vehicles in the current through 7th prior model years and (iii) 65% of the appraised NADA value with respect to pre-owned vehicles in the 8th, 9th and 10th prior model years. At times, we have made repayments on our existing floor plan credit facility using excess cash flow from operations. See "Description of Certain Indebtedness—Amended Floor Plan Credit Facility."

        Based on current facts and circumstances, we believe we have adequate cash flow coupled with borrowing capacity under our new senior secured revolving credit facility and amended floor plan credit facility to fund our current operations and capital expenditures budgeted for 2004.

        Capital Expenditures.    Our capital expenditures include expenditures to extend the useful life of our current facilities and expand operations. Historically, our annual maintenance capital expenditures have been lower than our annual depreciation charge. For the six months ended June 30, 2004, we invested approximately $0.2 million in capital expenditures primarily to improve our facility.

    Post-Transactions

        Following the Transactions, our principal sources of liquidity will be cash flow from operations and borrowings under our new senior secured revolving credit facility and amended floor plan credit facility.

        Our principal uses of cash will be debt service requirements, capital expenditures and working capital requirements.

        Debt Service.    As of June 30, 2004, we had (i) $9.5 million of availability after giving effect to $3.0 million of borrowings and a $2.5 million letter of credit outstanding under a letter of credit subfacility under our new $15.0 million senior secured revolving credit facility and (ii) $55.7 million of borrowings under our $85.0 million amended floor plan credit facility, subject to customary conditions.

        Borrowings under the new senior secured revolving credit facility will generally bear interest based on a margin over, at our option, the base rate or the reserve-adjusted LIBOR. The new senior secured revolving credit facility will be secured by first priority interests in, and mortgages on, substantially all of our tangible and intangible assets and first priority pledges of all the equity interests owned by us in any future domestic subsidiaries, other than a second priority lien on those assets which are pledged under our amended floor plan credit facility. The notes will mature in 2012. Interest on the notes will be payable semi-annually in cash.

        Capital Expenditures.    We anticipate that we will spend approximately $4.2 million on capital expenditures in 2004, of which approximately $2.2 million will be used to upgrade our main dealership building and approximately $2.0 million will be used to maintain our facilities, and we expect to spend similar amounts on maintenance expenditures in subsequent periods. The new senior secured revolving credit facility and amended floor plan credit facility will limit our ability to make capital expenditures in excess of $5.0 million per annum. Based on current estimates, management believes that the amount of capital expenditures permitted to be made under the new senior secured revolving credit facility and amended floor plan credit facility will be adequate to grow our business according to our business strategy and to maintain the properties and business of our continuing operations.

        Working Capital.    Our principal sources of funds following the Transactions are anticipated to be cash flows from operating activities and available borrowings under our new senior secured revolving credit facility and amended floor plan credit facility. We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, including our scheduled principal and interest payments, as well as to provide funds for working capital, capital expenditures and other needs for at least the next twelve months. No assurance can be given, however, that this will be the case.

Off-balance Sheet Arrangements

        At June 30, 2004, we had no off-balance sheet arrangements that have or are likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual and Commercial Commitments Summary

        The following table sets forth our contractual and commercial commitments, after giving effect to the Transactions and the application of proceeds therefrom, as of June 30, 2004:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving line of credit	$3,000,000	$3,000,000	$—	$—	$—
Notes offered hereby(1)	152,000,000	—	—	—	152,000,000
Operating lease obligations	96,292,097	5,589,074	11,018,026	10,437,400	69,247,597
Floor plan notes payable	55,677,853	55,677,853	—	—	—

Total contractual cash obligations	$306,969,950	$64,266,927	$11,018,026	$10,437,400	$221,247,597

(1)
Does not reflect any potential redemptions by noteholders associated with any Free Cash Flow Offer made by the Company as described in the "Description of the New Notes" section, under the heading "—Repurchase of Notes at the Option of the Holder from Free Cash Flow."

Critical Accounting Policies

        General.    This discussion and analysis of our financial condition and results of operations is based upon our financial statements included in this offering memorandum, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial statements. A critical accounting policy is one which is both important to the portrayal of the company's financial condition and results, and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

        LIFO Inventory Accounting.    Vehicle and parts inventories are recorded at the lower of cost or market, with cost determined by the last-in, first-out ("LIFO") method. If the first-in, first-out ("FIFO") method of inventory costing had been used, net income would have increased by approximately $1,456,000 and $660,000 for the years ended December 31, 2003 and 2002, respectively, and net loss for the year ended December 31,2001 would have been decreased by approximately $1,055,000.

        Purchase Accounting Effects.    The acquisition of Holdings by RV Acquisition will be accounted for using the purchase method of accounting. As a result, the Acquisition will prospectively affect our results of operations in certain significant respects. The aggregate stock purchase consideration, less the assumption of liabilities plus estimated transaction expenses of approximately $12.3 million, will be allocated to the tangible and intangible assets acquired and liabilities assumed by us based upon their respective fair values as of the date of acquisition. The allocation of the purchase price of the assets acquired in the Acquisition may result in an increase in our annual depreciation and amortization expense, depending on the allocation of the purchase price at closing.

        Revenue Recognition.    Revenue from the sale of vehicles is recognized on delivery, transfer of title and completion of financing arrangements. Revenue from parts, sales and service is recognized on delivery of service or product. We receive a commission from the sale of insurance and vehicle service contracts to customers. In addition, we arrange financing for customers through various financial institutions and receive commissions. We may be charged back ("chargebacks") a portion of the financing fees or vehicle service contract fees in the event of early termination of the contracts by customers. The revenues from financing fees and vehicle service contract fees are recorded at the time of the sale of the vehicles, net of a reserve for estimated future chargebacks based on historical operating results and the termination provisions of the applicable contracts.

        Major Supplier and Dealer Agreements.    We purchase substantially all of our new recreational vehicles and replacement parts from various manufacturers at the prevailing prices charged to all authorized dealers. We are subject to dealer agreements with each manufacturer. Certain dealer agreements give the manufacturers the right to approve changes in the ownership of the dealership. The manufacturer is entitled to terminate the dealer agreement if we are in material breach of their agreement terms.

Recent Accounting Pronouncements

        New Accounting Pronouncements.    In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIEs"), an interpretation of APB No. 50," ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46, as amended in December 2003, is effective for Lazydays in the first quarter of 2004. The adoption of FIN 46 did not have any effect on our financial position, results of operations or financial disclosures as we have no VIEs.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Our adoption of SFAS No. 149 effective July 1, 2003 had no impact on our results of operations, financial position or financial statement disclosures.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. SFAS No. 150 became effective for Lazydays in the first quarter of 2004. The adoption of this statement had no effect on our financial statements.

        In July 2003, the Emerging Issues Task Force of the FASB reached a consensus on Issue 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." Issue 03-10 requires certain consideration offered directly from manufacturers to consumers to be recorded as a reduction of cost of sales. Issue 03-10 became effective for Lazydays in the first quarter of 2004. The provisions of Issue 03-10 has had no impact on our results of operations, financial position and cash flows.

Quantitative and Qualitative Disclosure About Market Risk

        Interest Rates.    We are exposed to market risk from changes in the interest rates on a significant portion of our outstanding indebtedness. Outstanding balances under our new senior secured revolving credit facility bear interest at a variable rate on prime or LIBOR as adjusted each interest period. As of June 30, 2004, $3.0 million of borrowings were outstanding under our new senior secured revolving credit facility (as well as a $2.5 million letter of credit which was under our letter of credit subfacility which is charged a fixed spread of 350 basis points on the face amount of the letter of credit). As a result, a 100 basis point change in interest rates under our new senior secured revolving credit facility would result in additional interest expense of $30,000. Similarly, amounts outstanding under floor plan financing arrangements bear interest at a variable rate based on prime or LIBOR as adjusted each interest period. As of June 30, 2004, based on the aggregate amount of $55.7 million outstanding under our amended floor plan financing facility as of such date, a 100 basis point change in interest rates would have changed our annual floor plan interest expense by approximately $.6 million.

        We continually evaluate our exposure to interest rate fluctuations and follow established policies and procedures to implement strategies designed to manage the amount of variable rate indebtedness outstanding at any point in time in an effort to mitigate the effect of interest rate fluctuations on our earnings and cash flows.

        Interest rate fluctuations affect the fair market value of our fixed rate debt, including the notes, but with respect to such fixed rate instruments, do not impact our earnings or cash flows.

        Foreign Currency Exchange Rates.    We currently have very limited exposure to exchange rate risk as we have very limited foreign operations. Nearly all of our new and pre-owned vehicle inventories are sourced domestically.

Legal Proceedings

        We are party to numerous legal proceedings that arise in the ordinary course of our business. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our business, results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty and an unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition and/or cash flows.

Inflation

        Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had, and is not likely in the foreseeable future to have, a material impact on our results of operations.

Cyclicality

        Unit sales of RV vehicles historically have been cyclical, fluctuating with general economic cycles. During economic downturns, the RV retailing industry tends to experience similar periods of decline and recession as the general economy. We believe that the industry is influenced by general economic conditions and particularly by consumer confidence, the level of personal discretionary spending, fuel prices, interest rates and credit availability.

Seasonality and Effects of Weather

        Our operations generally experience higher volumes of vehicle sales in the first and fourth quarters of each year due in part to consumer buying trends and our hospitable warm climate during the winter months. The service and parts business experiences relatively modest seasonal fluctuations.

        We have a single location near Tampa, Florida, which is in close proximity to the Gulf of Mexico. As a single-site operator, a severe weather event such as a hurricane could cause severe damage to our property and inventory. Although we believe we have adequate insurance coverage, if we were to experience a catastrophic loss, we may exceed our policy limits and/or we may have difficulty obtaining similar insurance coverage in the future.

BUSINESS

Our Company

        We are the largest single site recreational vehicle ("RV") retailer in the world. In 2003, we sold 7,430 new and pre-owned RVs in the retail market, including Class A motorhomes, Class C motorhomes, conventional trailers and fifth-wheel trailers. Class A motorhomes are the highest priced and fastest growing product segment of the RV industry and represented 88% of our 2003 new RV revenues, which was far in excess of the industry average of approximately 49% in 2002. We also generate revenue from commissions earned on vehicle financing and insurance products we sell on behalf of third-party providers, from the service, maintenance and repair of RVs and from daily fees paid by customers who utilize our RallyPark campground facilities. We operate on a 126-acre site near Tampa, Florida that attracts more than 250,000 visitors annually. We generated 2003 revenues of $755.6 million.

        One of our primary strategies is to create "Customers for Life" by offering a unique purchasing experience that combines the largest single site RV inventory in the world, our one of a kind scenic facility with multiple amenities and our focused, process oriented approach to servicing the customer. Building a welcoming atmosphere that caters to the RV enthusiast community is an intangible element critical to our success, and our philosophy is thoroughly ingrained in and continually reinforced throughout our corporate culture at every level. Our unique customer focused business model has resulted in a loyal, stable and growing customer base and an unrivaled reputation within the RV community. Our ability to generate a majority of our annual unit sales from repeat business and word-of-mouth referrals is testimony to the success of this approach. We generated 28% and 29% of our 2003 unit sales from repeat and referral customers, respectively.

        To enhance our customers' purchasing experience, we have developed our facilities with their needs in mind and as a result our site has become a destination location for RV owners throughout the United States. Our facilities feature a number of unique attractions including a 1,200-site outdoor showspace of new and pre-owned RVs, a 230-bay RV servicing facility and a 300-site RallyPark, where we hold over 100 rallies each year and provide our visitors the opportunity to meet and spend time with other RV enthusiasts. In addition, visitors to our site can enjoy complimentary meals at our Festival Hall while customers who have purchased a high-end Class A motorhome may also enjoy the exclusive benefits of our recently completed CrownClub facility. Finally, there are additional attractions that appeal to RV owners located adjacent to our facilities including a Camping World retailer, a Flying J Travel Plaza and a Cracker Barrel restaurant. These features and our customer focused philosophy cater to the RV enthusiast community and have allowed us to attract potential RV purchasers from across the United States. In 2003, 46% of our unit sales were from customers that reside outside the state of Florida.

Industry Overview

        The RV industry has been growing for many years and is positioned to benefit from continued growth as a result of favorable product mix and U.S. demographic trends. New RV sales in the U.S. were approximately $12 billion in 2003 and have grown at a 10.6% compound annual rate from 1980 to 2003. We estimate that annual sales in the U.S. of pre-owned RVs are approximately $14 billion, resulting in aggregate U.S. annual sales for new and pre-owned RVs of approximately $26 billion. The growth in the sale of new Class A motorhomes has outpaced overall RV revenue growth, accounting for 49% of 2002 new RV revenues compared to 41% in 1992, with the average retail price of Class A motorhomes increasing from $64,026 in 1992 to $135,808 in 2002. The growth in industry sales, the migration toward Class A motorhomes with added amenities and the retail price increases of those products has been driven by the increasing popularity of RVs among consumers and consumer preferences for luxury products.

        Favorable demographic trends, in particular the aging of the "baby boomers," indicate that RV ownership should increase during the next 10 years. Overall RV ownership rates in the U.S. have historically been highest in the 55-64 year-old age group, which is expected to grow 39.0% from 2002 to 2010, compared to total population growth of 11.4% for the same period. This dramatic growth in the pool of potential RV consumers is expected to increase the number of U.S. households that own an RV from 6.9 million in 2001 to 7.9 million in 2010 and increase the annual U.S. sales of new RVs to over $19.1 billion in 2010.

Competitive Strengths

        Unique Business Model and Customer Focus.    Our business model was developed to serve our customers and create "Customers for Life." An RV purchase is often one of our customers' most significant purchase decisions and one that we strive to make enjoyable. Our philosophy provides for a unique customer experience to ensure satisfaction and generate loyalty. Additionally, we offer numerous amenities to visitors and customers at our site whether or not they are actively seeking an RV purchase. We believe our unique business model has allowed Lazydays to become a destination site for RV enthusiasts and RV purchasers.

        Process Driven Sales Organization.    We have a talented and experienced sales organization with more than 150 professionals. Our sales professionals benefit from at least one hour of training each business day on specific product features and selling techniques. Our sales professionals' compensation structure is 100% commission based and is driven by profit achievement and customer satisfaction ratings. Each salesperson follows a carefully scripted process which we have developed over time. Our sales process begins with a customer interview to determine which products will appeal to the customer. The salesperson then escorts the customer through the product selection process by touring our facilities and focusing the customer on three to five specific models the sales person determined best meets the customer's needs. Once a selection is made, the salesperson coordinates with the desk manager to value the customer's trade-in, if applicable, and determine the sales price. We contact each customer, on average, eight times within the first twelve months following their purchase to ensure satisfaction and create customer loyalty. In 2003, $694.8 million of our revenues were generated from sales of new and pre-owned RVs.

        Finance and Insurance Product Sales.    Upon completion of the sale negotiation, the customer is escorted to a business manager who documents the purchase and offers third-party financing, insurance and warranty products. In 2003, approximately 61% of our customers obtained their vehicle financing through Lazydays, the interest on which is often tax deductible as a person's primary or secondary residence. We arrange financing from nine lending institutions and offer insurance products from nine insurance underwriters. We have grown our finance and insurance product sales at a compound rate of 11% over the last five years. In 2003, $22.5 million of our revenues were generated from commissions on third-party finance and insurance products.

        Value-Added Customer Benefits and Customer Dedication.    We provide each of our customers complimentary benefits with an RV purchase that we estimate have an aggregate value of over $8,000. Our delivery team performs a 130-point inspection of every motorhome and a 100-point inspection for every towable vehicle. We also provide our customers with an optional driver confidence course, assistance in registering and obtaining title for their RV, a complimentary one year membership in various RV clubs and campgrounds and discounts at retailers frequented by RV enthusiasts.

        Marketing.    The most important component of our marketing effort is word-of-mouth marketing among our customers and other RV enthusiasts. We actively foster referrals among our customers and acknowledge their efforts on our "Wall of Honor," which prominently displays the names of our customers who generate four or more referral deliveries. We target multiple direct marketing efforts at prospective buyers utilizing our proprietary database of 450,000 current and potential RVers in order to drive in-person visits and telephone contacts. These include our bi-monthly "Venture" RV catalogue, which provides photographs and descriptions of our inventory and our quarterly "Rally Times" newsletter, which describes upcoming rallies sponsored by us at our RallyPark. In addition, we have a print advertising campaign in camping and RV magazines that have a combined annual circulation of approximately 9.5 million. Recently, we have generated our largest growth in potential customer traffic through our dedicated website, www.lazydays.com, which features real-time displays of our inventory updated automatically every 10 minutes and offers customers an opportunity to browse our current product selection. These multi-faceted marketing initiatives generate significant and consistent customer traffic.

        Festival Hall.    Our Festival Hall dining facility is located in our main dealership building and serves over 300,000 complimentary meals to customers and visitors each year, including customers visiting our facilities for service and repair, sales prospects and RallyPark guests. Importantly, the layout of our site requires our RallyPark guests to traverse our product selection in order to reach the Festival Hall. As a result, potential customers often approach sales representatives before or after the meal service to inquire about our products.

        CrownClub.    Our CrownClub facility opened in December 2003 as an additional exclusive benefit to our customers who purchase a high-end (approximately $250,000 and above) Class A motorhome. CrownClub qualifying new and pre-owned unit purchasers receive membership privileges which we believe will motivate our customers to trade-in on a frequent basis. CrownClub membership offers access to 40 premier service bays and a 17,000 square foot clubhouse, including a lounge, grill room, library, business center and swimming pool. CrownClub members enjoy complimentary upscale meals and our full service bar. Members also receive other amenities such as an exterior wash upon service completion, invitations to CrownClub rallies held at exclusive RV resorts throughout the U.S., RallyPark certificates and free nights at selected premium Outdoor Resorts campgrounds. As of June 30, 2004, we had more than 3,250 CrownClub members, including customers who purchased qualifying RVs in the three years preceding the opening of the CrownClub facility.

        RallyPark.    RallyPark is a 300-site RV campground located at the Lazydays facility. Each site offers wireless internet access, utilities, cable TV and a morning newspaper. More than 100 rallies are held at RallyPark each year and we believe RallyPark is the preferred rally site for many national, regional and state RV clubs. Our 12,000 square foot climate-controlled RallyCenter can accommodate up to 600 people and is utilized for dinners, meetings, award ceremonies and live entertainment. We also offer a screened and heated swimming pool and jacuzzi, tennis courts, horseshoe pits and shuffleboard lanes for our guests. In 2003, $1.4 million of our revenues were generated from fees charged to RallyPark guests.

        Quality Service and Repair Programs.    We have a 230-bay servicing area including 40 premier CrownClub bays and what we believe is the largest RV collision repair center in the U.S. We also offer other special services that are performed in our cabinet shop, chassis shop, windshield repair shop and upholstery shop. Our staff is highly qualified and has over 70 of an estimated 160 RVIA/RVDA Certified and Master Certified technicians in the state of Florida. We have an extensive parts inventory which, as of December 31, 2003, was approximately $1.1 million and we have access to many hard-to-find parts. In 2003, $36.9 million of our revenues were generated from service and repair.

        We believe our business model has allowed us to become an integral part of the RV community.

        Premier Customer Profile.    Our business model allows us to seek and maintain "Customers for Life." Our target customers are RV enthusiasts who we believe represent the substantial majority of our customer base and differ from recreational RV consumers in that they are seeking a lifestyle centered around the RV. RV enthusiasts are typically financially secure couples in the 55-74 year-old age group who are seeking an RV lifestyle that involves frequent travel, substantial time living in their

RV and the opportunity for interaction with other RV enthusiasts. Approximately 70% of our customers seek to trade-in an RV, and many of our RV enthusiast customers are purchasing their third or fourth RV and may use their RV as their primary residence. As a result, for many RV enthusiasts the purchase of an RV is not a discretionary or luxury purchase. We believe that our success in targeting the RV enthusiast portion of the market has provided us with a stable and consistent customer base because over time RV enthusiasts may delay, but will not forego, the purchase of a new RV. We are intently focused on improving the likelihood that when an RV enthusiast does purchase an RV they purchase it from Lazydays. Our continuing success in this endeavor was demonstrated by the 28% of our unit sales which were generated from repeat customers in 2003. These customers generally purchase a high-end RV, as evidenced by our average purchase price for retail sales of $87,667 in 2003 compared to an industry average of approximately $37,500 in 2003. We also believe our name and reputation are being disseminated to other RV enthusiasts within this community and in 2003, 29% of our unit sales were to referral customers.

        Unparalleled Scale.    We are approximately one hundred times larger than the average RV retailer and we believe that we generate approximately three times the revenue of the next largest dealership. We offer over 125 distinct new RV models, including Class A motorhomes, Class C motorhomes, conventional trailers and fifth-wheel trailers, which we believe is the broadest product offering at any single site retailer. Our 1,200-site outdoor showspace includes new products from leading manufacturers, including Monaco Coach Corporation, Fleetwood Enterprises, Inc., Winnebago Industries, Inc., Carriage, Inc., Thor Industries, Inc., National RV Holdings, Inc. and Tiffin Motorhomes, Inc. Our unit sales of Class A motorhomes were greater than the next 20 largest dealers in Florida combined and we attract potential RV purchasers from across the United States, as evidenced by the 55% of our Class A unit sales in 2003 made to customers that reside outside the state of Florida. Our scale also allows us to provide one-stop shopping for our customers by offering competitive third-party financing, insurance and warranty products. Approximately 70% of our customers seek to trade-in an RV which provides us with a unique supply of pre-owned vehicles to offer our customers. Finally, the wholesale network of over 1,500 dealers that we have developed since 1994 provides us with a reliable system for managing our pre-owned inventory and allows us to accept and accurately value nearly every customer's trade-in.

        Favorable Relationships with Manufacturers.    We believe our supplier relationships are the best in the industry. In 2003, we were the largest retailer for six of the nine manufacturers represented by our new RV product offering. Our product offering of Class A motorhomes represents manufacturers that command a 65% share of the U.S. Class A market. The manufacturers we represent have over 26 full-time sales and service representatives stationed at our site to educate our sales force, assist customers in their purchase decision and assist in servicing vehicles. We have favorable multi-year contracts which provide exclusive geographical distribution rights for many manufacturers' products, ranging from the Tampa, Florida area to the southeastern United States. We have maintained long term relationships with these manufacturers across various levels within each organization, ranging from frequent management contacts to manufacturer production personnel visiting our facilities to assist in delivering RVs and addressing quality issues.

        Experienced Management Team.    We are led by an experienced management team with our top seven managers having an aggregate 126 years of experience in the RV industry and an average tenure of 14 years at Lazydays. Don Wallace, our Chief Executive Officer, founded Lazydays in 1976 with his father and brother. Mr. Wallace was recognized as the 1993 RV Industry Executive of the Year by RV News. Chuck Thibault, our Chief Financial Officer, joined our Company in 1980. John Horton, our Chief Operating Officer, joined us in July 2001 after holding numerous managerial positions in several industries.

Business Strategy

        Our principal business strategies include the following:

        Maintain High Levels of Customer Service.    Our business is differentiated from other retailers due to our customer focus. We believe customer satisfaction is critical to our continued growth and profitability. Over the past seven years, we have transformed our business from a large RV retailer into an RV enthusiast destination site through the development of our sales and service processes and our one of a kind facilities including, most recently, the opening of our CrownClub clubhouse. We intend to continue to upgrade and enhance our facilities and to add additional site amenities to increase customer satisfaction. We believe that our customer-centric business strategy will continue to attract visitors and allow us to grow our RV enthusiast customer base. We continually survey our prospects and customers to assess and improve customer satisfaction and in 2003, based on approximately 14,000 surveys returned, more than 92% responded that they would recommend us to a friend.

        Continue to Gain Market Share.    We have consistently outpaced overall industry growth since 1980. For example, between 1995 and 2002, Lazydays experienced a compound annual revenue growth rate of approximately 26% compared to a compound annual revenue growth rate of approximately 9% for the U.S. new RV industry. In 2003, we held a 39% market share in Class A motorhome unit sales in Florida, which represented a significant increase from the 32% share we held in 2000. We believe the aging of the "baby boomer" generation will result in substantial increases in RV sales over the next 5-10 years. Overall RV ownership rates have historically been highest in the 55-64 year-old age group with penetration rates of approximately 14%. This age group is expected to grow 39% from 2002 to 2010. Our management team believes our existing 126-acre site can accommodate a 60% increase in annual RV deliveries and we plan to continue to expand our product offering to include additional manufacturers' product lines as dictated by customer preferences.

        Generate and Convert Sales Opportunities.    We continually seek to increase the number of sales prospects through creative marketing initiatives including effectively utilizing and enhancing our destination location appeal, our proprietary database and website. We employ systems that continually monitor and improve nearly all of our customer interactions and all facets of our sales processes in order to increase the rate at which we convert these sales leads into RV purchases. In 2003, approximately 22% of the over 33,000 prospective customers who actively pursued an RV purchase from us actually purchased an RV. This represents a 28% increase over our conversion rate in 2000, which evidences our continued focus on improving our conversion rate. To that end, we will continue to work to improve our customer focused model by having daily training sessions with our sales force to improve sales techniques and ensure a consistent message. We will also continue to focus on high-margin sales opportunities, including Class A motorhome sales and sales of finance, insurance and warranty products.

Products

New Vehicles

    Overview

        RVs can be categorized into two vehicle segments: motorhomes and towables. Motorhomes are built on a motor vehicle chassis and are designed to provide a mobile living environment for recreational, travel, or camping use. Towables are self-contained, wheeled units designed to be towed by a motorized vehicle and are generally less expensive and smaller than motorhomes.

        Sales of new RVs constituted 55% of our revenue from nine leading manufacturers in 2003.

    Motorhomes

        Class A.    Class A motor homes are the largest and most luxurious motorhomes. These increasingly popular motor homes are built on specially designed chassis and often are outfitted with amenities such as washers/dryers, security systems, TVs, DVD players, satellite dishes and hydraulic leveling systems. Newer Class A motor homes are generally equipped with multiple "slide-outs," which allow the owner to extend the exterior walls of the RV when parked to dramatically enlarge the interior space. These motor homes range in length from 21 to 45 feet and sell for between $50,000 and over $1 million and represented 88% of our 2003 new vehicle revenues.

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  Diesel-powered Class A motorhomes, including high line and standard diesel-motor homes, are large and luxurious vehicles with a price range of $100,000 to more than $1 million. The diesel engines of these RVs provide numerous advantages over gas engines, including greater horsepower, increased fuel mileage, longer life and less expensive fuel. High line diesel vehicles are premium Class A motorhomes with diesel engines and premier living facilities and amenities. The high line vehicles are typically priced above $250,000. Standard diesel vehicles have similar engines to high line motorhomes, but generally contain fewer amenities and are priced at a lower point.

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  Gas-powered Class A motorhomes are considered entry-level Class A motorhomes and are priced from $50,000 to $110,000. Class A gas products appeal primarily to the part time RVer who is looking to enjoy the RV experience at an affordable price. Built on a less robust chassis than diesel products, gas motor homes tend to offer less carrying capacity and a slightly rougher ride than diesels. Interior comfort is not sacrificed, however, as Class A gas products are available with all the high end amenities including multiple slide-outs, luxurious furnishings, flat screen TVs and satellite antennas.

        Class C.    Class C motorhomes, also known as "mini-motor homes," are constructed on an automotive manufactured van frame with an attached cab segment, with an automobile often towed behind the motorhome in transit. Similar to Class A motor homes, these RVs, which range in length from 20 to 32 feet, offer full kitchen, sleeping and dining facilities and are increasingly featuring "slide-outs." Class C motorhomes sell for between $40,000 and $125,000 and represented 4% of our 2003 new vehicle revenues.

    Towables

        Conventional.    Conventional travel trailers range in length from 12 to 35 feet and generally include all of the facilities found in a motorhome. As with all towables, an advantage of a conventional travel trailer is that it can be detached from a car, pickup truck, or van at the destination, thus making the towing vehicle available for other uses. In addition, six-cylinder engine cars are now capable of towing the newer, lightweight travel trailer models. New travel trailers, most of which can sleep up to eight people, are priced between $9,000 and $76,000 and represented less than 2% of our 2003 new vehicle revenues.

        Fifth Wheel.    Fifth-wheel travel trailers, which range in length from 21 to 40 feet, are similar to conventional travel trailers in terms of size and amenities, but the two differ in their methods of attachment to the towing vehicle. While a conventional travel trailer is designed to be mounted on a standard car, truck, or van hitch, a fifth-wheel travel trailer is attached to a pickup truck by a special hitch connected to the truck bed. This design provides greater maneuverability and reduces the overall length of the combined vehicles. Fifth-wheel travel trailers sell for between $12,000 and $100,000 and represented 5% of our 2003 new vehicle revenues.

Pre-Owned Vehicles

        Sales of pre-owned RVs contributed 37% of our revenues during 2003. With approximately 70% of our customers providing a trade-in RV, we benefit from a steady, high quality flow of available pre-owned inventory. We sell our pre-owned vehicles to both retail customers and, on a wholesale basis, a network of RV and automotive dealers. Retail customers purchase pre-owned vehicles because they can get a high quality vehicle at a lower price. We enhance the value of pre-owned vehicles by fully servicing them before offering them for resale.

        Our practice of wholesaling RVs to other dealers allows us to manage our pre-owned vehicle inventory optimally and limit our risk of carrying pre-owned vehicles for extended time periods. With access to over 1,500 dealers, we can offer higher values for trade-ins and mitigate our trade-in risk by selling slow-moving pre-owned RVs through this large dealer network.

        The sales of all categories of pre-owned inventory through our wholesale network represented 5% of total revenues and 14% of total pre-owned vehicle revenues in 2003. Of our total pre-owned vehicle revenues in 2003, retail sales of pre-owned Class A motorhomes represented approximately 74%, retail sales of Class C pre-owned motorhomes represented 5% and retail sales of pre-owned fifth wheel and conventional towables and other miscellaneous vehicles represented the remaining 7%.

Service and Repair

        We operate 230 service bays, providing on site general RV maintenance and repair work to customers. The service and repair department is divided into two areas: the "make ready" process for deliveries of recently purchased new and pre-owned retail units and post-delivery service. We also maintain a body shop, cabinet shop, chassis shop and windshield repair shop with highly skilled, RVIA/ RVDA-certified technicians and specialized equipment and facilities. In addition to preparing approximately 7,400 RVs for delivery to customers each year, our service and repair operations provide general RV maintenance and repair services and manufacturer paid work performed under warranty to approximately 12,000 customers annually. Furthermore, with $1.1 million of parts and accessories inventory, in addition to a fully stocked onsite Camping World store, Lazydays provides new and pre-owned RV buyers the option of dealer installed accessories, such as tow hitches, satellite dishes and specialized suspension systems that can be included in each buyer's financing. Lazydays' average service and repair customer spends approximately $1,500 per visit.

        Management believes that our service and repair department, which generated $36.9 million of revenue in 2003, represents a significant opportunity for incremental revenue growth. We frequently welcome customers who travel from across the country to have their vehicles serviced by our team of service and repair professionals. As a result, the service and repair department serves as a means of attracting potential customers to the Lazydays facilities and offers greater additional sales opportunities for us.

Financing and Related Services

        We provide assistance to customers in arranging financing for their RV purchases through a variety of lenders. Revenues from financing, warranty and extended warranty products and related services have increased from $14.8 million in 1999 to $22.5 million in 2003.

    Financing

        Lazydays generates commission based revenue from its financing services by placing the loans with one of nine independent lending institutions. The interest on these loans is often deductible to our customers as a mortgage for tax purposes for a primary or secondary residence. During 2003, approximately 61% of our customers obtained their vehicle financing through Lazydays. By leveraging the volume of our financing customers, we are able to negotiate favorable rates for our customers with third-party lenders. Our financing services require very little operating overhead. Financing fee based revenues represented approximately 69% of 2003 financing and related services revenue.

    Insurance and Extended Warranties

        We offer extended warranties and various insurance products for new and pre-owned RVs. As with our financing related products, we are paid a fee for placing the warranty or insurance product with one of nine different insurance underwriters. Approximately 49% of our customers purchased extended warranties during 2003, and we offer other insurance products, including tire, life and physical damage insurance. Together, revenue from insurance and warranties represented approximately 31% of our 2003 financing and related services revenue.

RallyPark and Related Services

        RallyPark is our full service RV campground that includes a 12,000 sq. it recreation hall, screened-in heated pool and Jacuzzi, computer room and commercial kitchen facilities and exists primarily to attract visitors to Lazydays and enhance their overall experience. The success of RallyPark in attracting visitors is reflected in its historical revenue growth from $0.8 million in 1999 to $1.4 million in 2003. Our RallyPark attracts over 60,000 visitors each year and has 300 full hook-up sites which provide utilities, wireless internet access, cable TV and a morning newspaper.

        More than 100 rallies were held at RallyPark in 2003, with many sponsored by us as a marketing promotion tool to create additional customer traffic. We also prominently display marketing and promotional materials throughout the park. All park guests are invited to the Festival Hall cafeteria in the main building for complimentary breakfast and lunch with a shuttle service running frequently between the park and the dealership. Our 12,000 square foot climate-controlled RallyCenter can accommodate up to 600 people and is utilized for dinners, meetings, award ceremonies and live entertainment. RallyPark represents an important and successful marketing tool for us and our RallyPark guests contributed $15.8 million to our 2003 vehicle revenues.

Served Markets

        As the third largest RV buying state in the United States, Florida is an outstanding location for Lazydays. We generated approximately 54% of our retail deliveries from Florida residents in 2003, and we are by far the dominant player in that market with a 39% share of Class A motorhome unit sales in 2003. While Florida is Lazydays' primary market, we have experienced great success penetrating other markets, with unit sales to residents outside the state of Florida reaching 46% of our retail deliveries in 2003. We believe that non-Florida residents represent a significant future growth opportunity for Lazydays, because even as the world's largest single-site dealer, our U.S. market share in Class A motorhome unit sales in 2003 was only approximately 6%.

Target Customer

        We achieve a more stable and recurring stream of revenue because our customers are primarily RV enthusiasts and we believe this group is generally less affected by economic factors and more likely to include repeat purchasers. For example, between 1999 and 2001 RV industry annual revenues declined by more than 17%, while we increased our revenues by 3.5%. We estimate that approximately 80-90% of our customers have previously owned an RV These customers have adopted the RV lifestyle and do not view RVs as luxury or recreational items, as the broader market may view them. Accordingly, for many of our customers, the RV represents a necessary purchase that will occur periodically as the time comes to trade in and upgrade the vehicle.

        Consistent with their RV enthusiast lifestyle, Lazydays customers are frequently repeat purchasers. Management estimates that Lazydays' average customer owns his or her RV three to four years before trading it in, compared to an estimated industry average of seven years. In 2003, 28% of the vehicles we sold were to repeat customers, representing $203 million in revenues, which we believe demonstrates the success of our "Customers for Life" sales strategy. In addition, the RV lifestyle includes frequent social interaction between RVers that creates an environment in which word-of-mouth marketing becomes a powerful tool. The loyalty of the Lazydays customer is perhaps best illustrated by the fact that referral customers represented 29% of our total customers and generated approximately $182 million in revenue in 2003.

        While our typical customers are in their mid-sixties, we have witnessed an increasing number of our customers are in their mid-40s with young children. Driven by the events of September 11th and other international conflicts, travel and vacation trends have shifted away from international and air travel to domestic driving vacations. RV ownership provides this younger customer group access to safe and economical vacation and travel alternatives. While this younger demographic is currently a small portion of the RV buying group, management believes its growing interest in RVs demonstrates the broadening appeal of RVs in general and represents an opportunity for us to penetrate a greater portion of the population.

Sales Overview

        The entire Lazydays culture is built on the sales philosophy of making "Customers for Life." All Lazydays employees are committed to providing premier customer service and developing a relationship with the customer that ensures that he or she will return to Lazydays for all future RV purchases and service needs. This culture is evident in the way each customer is greeted by every employee with the phrase, "Welcome to Lazydays." Though ingrained deeply in all facets of the business, the Lazydays culture is most readily apparent to customers in their interaction with our sales force.

        Our direct sales organization is comprised of seven sales managers who oversee over 150 salespeople, as well as managers that oversee other aspects of the sales process, such as Internet and wholesale sales, pricing and the appraisal of trade-in units. Each sales manager is responsible for a team of 20 to 24 salespeople and is compensated based on team and Company performance goals. Additionally, each sales manager administers a relationship with a manufacturer by understanding new products and monitoring inventory levels.

        Our salespeople are divided into three levels based on customer satisfaction and sales performance. Our sales professionals' compensation structure is 100% commission based and is driven by profit achievement and customer satisfaction ratings. In 2003, our compensation per year per salesperson averaged approximately $90,000 and annual compensation was as high as $183,000, which we believe is significantly higher than at other dealerships in the area, thus allowing us to attract and retain a high quality sales force. Because of the opportunities offered to our salespeople, we have historically maintained low turnover within our sales staff.

Sales Organization

        Our sales team has consistently improved its success in converting sales opportunities into RV deliveries over the years, as management continuously refines the sales process. From 2000 to 2003, we improved our delivery ratio (the number of sales divided by the number of sales opportunities or "ups") from 16.9% to 21.5%. Through the ongoing development of the sales process and training of personnel, management believes its sales force's productivity will continue to improve.

        Our success in developing and maintaining a productive sales force is a function of our ability to execute our "Customers for Life" sales philosophy. We have identified and outlined a number of important tenets that embody this philosophy and provide a blueprint for the operation of the sales organization. At a high level, these include our keys to building a great company, such as "find and keep great people" and "be easy to do business with." The importance of premier customer service is emphasized through our Golden Rule of Customer Service, the Ten Rules of Customer Service and the Thirteen Keys to Being the Best at Customer Service. These rules are reinforced every week through sales training sessions and ensure that salespeople execute our sales philosophy. This philosophy defines our culture, which is built around a focus on the needs and wants of the customer, a constant pursuit of premier customer service and the consistent execution of a proven sales system. The embodiment of this philosophy is the greeting of "Welcome to Lazydays," that each employee delivers to each and every customer.

        We ensure that our sales personnel are consistent in their approach to the customer and in their application of these tenets through extensive training. Each salesperson must complete an initial one-week customer service and sales process training program. Thereafter, all salespeople are required to attend daily one-hour product and selling skills training sessions. The emphasis on continuous training ensures that sales personnel are knowledgeable in their representation of the products and skilled in their approach to the customer.

Marketing Overview

        Lazydays attracted over 250,000 visitors to its complex and generated over 33,000 sales opportunities in 2003. This traffic is generated through a comprehensive program that includes referrals, direct mail, television and print advertising, rallies and trade shows, marketing partners and the Lazydays website. All of our marketing work, including the development of strategies and concepts, the maintenance of the customer database and the design and layout of advertisements, is performed in-house, with the exception of high volume printing and television production. By performing the majority of our marketing functions internally, we are able to manage our marketing cost effectively. We spent $4.4 million on our marketing efforts in 2003, or 0.6% of total revenues, a level that is consistent with historical expenditures as a percentage of revenues.

    Referrals

        In 2003, 29% of total deliveries were made on a customer referral basis, generating $182 million in revenues. Customer referrals are our most productive and inexpensive advertising source. The introduction of the Lazydays Friends & Family Program in July 1997 served as a catalyst for referral based business. Friends & Family based referrals accounted for 41% of the referral-based revenue in 2003, or approximately $75 million. The program promotes referral activity by rewarding customer loyalty and referral business with awards and recognition for each referral that leads to a sale. As customers make new, qualified referrals, they receive rewards, such as complimentary stays at RallyPark for Friends & Family rallies, award certificates and entries in drawings for cash prizes. In addition, based on their number of referrals, Friends & Family members have their names prominently displayed on plaques along the Wall of Honor in the lobby of the main dealership building.

    Direct Mail, Print and Television

        We manage a proprietary database of approximately 450,000 RV owners and potential owners to maintain regular mail-based contact with existing and potential customers. We have used direct mail marketing for the past eight years and have achieved notable success. We advertise in numerous industry publications and, on a limited basis, through local television. In 2003, direct mail, print and television generated 13% of total deliveries and represented approximately $74 million of revenues.

        We design our own direct mail marketing materials in-house and have millions of postcards, posters, brochures and mailers printed each year to generate interest in our RVs. Our largest publication is our bi-monthly Venture catalog, which showcases RVs for sale at Lazydays and has an annual circulation of approximately 2.1 million. In addition, we seasonally publish Rally Times, in which we outline upcoming events at RallyPark with an annual circulation of approximately 0.5 million. We also send over 1 million large format postcards and personalized notes each year for a variety of occasions, including the anniversary of an RV purchase, to maintain strong customer goodwill.

    Internet Website

        The Lazydays website is an extremely user-friendly marketing and informational tool. We believe our web site offers the only real-time inventory site in the industry, allowing customers to view new and pre-owned RV photos and specifications within minutes after the vehicle becomes available for sale. Users can search for available RVs by make and model, as well as learn more about the numerous value added benefits offered by us. Users have the ability to purchase new RVs without visiting our facility by learning about products online and by calling or emailing Lazydays to further their inquiry. Additionally, users can obtain an estimate of the value of their trade-ins prior to arriving at Lazydays. In 2003, the Internet and Lazydays' web site generated 12% of total deliveries and represented approximately $76 million in revenues. We believe this revenue has been generated without cannibalizing onsite visitors.

    Rallies and Trade Shows

        Rallies and trade shows serve as an ideal opportunity to market Lazydays to concentrated groups of RV enthusiasts. Hundreds of rallies and trade shows take place throughout the U.S. each year. Lazydays attends approximately 50 off-site rallies each year. We send sales representatives and a selection of RVs to the rallies and trade shows to promote products, answer questions and build excitement around the dealership. In 2003, attendance at RV rallies and trade shows generated 3% of our total deliveries and represented $36 million of revenues.

        In addition, approximately 100 RV rallies are held each year at RallyPark in which we can exclusively display and promote our products and value-added benefits. These onsite rallies and RallyPark guests generated revenues of approximately $16 million in 2003.

Marketing Partners

        We have developed joint-marketing relationships with various companies that are involved directly or indirectly in the RV industry. For instance, we have a relationship with RV accessory and camping supply retailer Camping World, which has a store next to Lazydays and benefits from a steady flow of prospective customers as a result of the location. Similarly, Lazydays and other business partners benefit one another by offering complimentary products and services.

        The following chart lists our primary marketing partners:

Marketing Partners

Partner	Description
Camping World, Inc.	Retailer of RV accessories
Annheuser-Busch Entertainment Corporation (Busch Gardens)	Amusement park in Tampa, Florida
Thousand Trails, Inc.	Manager of membership campgrounds
Family Motor Coach Association	RV owners club
Outdoor Resorts of America, Inc.	Luxury RV parks
Workhouse Custom Chassis LLC	Manufacturer of heavy duty custom chassis
Spartan Chassis, Inc.	Manufacturer of heavy duty custom chassis

    RV Industry Marketing Initiatives

        Since 1994, the RV industry has received marketing and advertising support from "Go RVing," an industry coalition of RV manufacturers, dealers, component suppliers and campgrounds directed to promote the RV lifestyle primarily to the baby boomers. According to the RVIA, within just its first three years of operation the coalition helped produce a 34% increase in the number of consumers who think that owning an RV might improve their satisfaction with life. Having started with a $20 million media budget, the coalition's success prompted it to greatly expand its marketing over the past decade, including the launch of a $38 million TV, Internet and magazine advertising campaign that ran from January 2000 to September 2002. Most recently, "Go RVing" launched a $50 million three-year marketing program in early 2003 with the slogan, "Pursue Your Passions. Go RVing."

Suppliers

        Over the course of our operating history, we have developed strong relationships with the industry's leading RV manufacturers. We are supplied primarily by nine major RV manufacturers that rely on us as a primary point of distribution.

        For most product lines and manufacturers, we are the leading dealership in terms of sales volume. Manufacturers are highly dependent on us for their Florida sales, an important territory for the RV industry. In 2003, we were responsible for 59% of our suppliers' total Florida Class A RV sales. We have won numerous supplier awards for our excellence in sales and service, including Fleetwood's Circle of Excellence Award seven times and Winnebago's Circle of Excellence Award every year (17 times) since the award's inception.

        We have negotiated favorable long term dealer agreements and reasonable sales goals. Dealer agreements provide exclusive sales rights for manufacturers' products over extended geographic regions ranging from the local Tampa area to the southeastern United States. In addition, we believe our size and market presence ensure that we have top priority with our suppliers and a consistent supply of RVs, even during times of production shortages.

        Importantly, our RV suppliers also support our ability to carry an extensive inventory of vehicles by providing a backstop to our floor plan financing. The manufacturers have an agreement with our floor plan lenders to repurchase unsold inventory at a value of up to 100% of the original cost of the vehicles under certain circumstances.

        We also have the benefit of over 26 onsite manufacturer representatives from the major RV manufacturers, depending on the season. Manufacturer sales representatives will answer customer inquiries specific to their products, lend credibility to Lazydays' operations and assist in the sale of products and training of salespeople, keeping us informed of new product innovations and fostering strong relationships with the manufacturers.

Wholesale Vehicle Network

        Approximately 70% of our RV purchases (new and pre-owned) are accompanied by a trade-in. The large number of pre-owned trade-ins that we receive assures us of a steady supply of high quality pre-owned vehicles. We believe that we are able to pay more for pre-owned RVs than our competition because of our unparalleled scale. Our steady supply of customers, coupled with our access to a proprietary network of more than 1,500 dealers, has made us the top pre-owned RV dealership in the U.S. Additionally, the wholesale network allows us to optimize our inventory carrying levels by disposing of old or unwanted trade-ins through this channel.

Management Information Systems

        We employ management information systems that we believe are unparalleled in the industry and provide us with a distinct competitive advantage. These systems provide for the efficient management of the business operations, thereby reducing operating costs. The systems integrate our inventory management, sales tracking, order processing, financial recording and customer relationship management tools.

        The primary enterprise software applications are ADP Dealer Management System ("DMS") and ADP Document Storage and Document Archive ("DSDA") system. These programs are the industry standard and are used by over 16,000 automotive and truck dealerships in North America and Europe. The ADP systems allow us to manage inventory on a real-time basis, measure and analyze sales productivity data such as closing and delivery rates and administer the payables and receivables process. These capabilities generate cost savings for us by maximizing the efficiency of our operation.

Employees

        We benefit from a loyal and dedicated non-union workforce of 656 full-time and 13 part-time employees as of June 30, 2004 and have never experienced a work stoppage. Each of these individuals is critical to sustaining a culture that is unique in the industry. We work to ensure that every employee shares our vision and commitment to customer service and welcomes each visitor with the phrase, "Welcome to Lazydays."

        We offer competitive compensation and benefit plans to employees working more than 30 hours per week. Our benefits include a defined contribution "401(k)" plan with discretionary company matching, medical, dental, pharmacy and vision insurance, short-term and long-term disability and life insurance, a pre-tax premium payment plan with flexible spending accounts and vacation of three weeks after seven years of employment. With our highly visible facility located along Interstate 4 in Tampa, we have access to a large and flexible labor pool from the surrounding metropolitan area.

        We have never experienced any significant labor shortages nor had any difficulty in obtaining adequate replacements for departing employees and consider our relations with our employees to be good.

Intellectual Property

        We have registered, and are in the process of registering, various trademarks and service marks with the U.S. Patent and Trademark Office, including "Lazy Days RV Resort," "Lazy Days RV Supercenter," "Tire Re-Nu," "Crown Club" and "RallyPark."

Government Regulation

        Our operations and business practices are subject to regulation at the federal, state and, in some cases, local levels. State and local consumer protection laws and regulations govern our sales, advertising, financing, insurance sales and other trade practices.

        The adoption of more stringent statutes and regulations, changes in the interpretation of existing statutes and regulations or our entrance into jurisdictions with more stringent regulatory requirements could curtail some of our operations. It could also deny us the opportunity to operate in certain locations or restrict products or services, including terms of finance and insurance products offered by us. Various federal, state and local regulatory agencies, including the Occupational Safety and Health Administration, the United States Environmental Protection Agency and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities and other operations with respect to matters such as consumer protection, workers' safety and laws regarding protection of the environment, including air, water and soil. The failure to maintain all requisite licenses and permits and comply with all applicable federal, state and local regulations, requisite licenses and permits could limit our ability to operate out business.

        As with vehicle dealerships generally, and parts and service operations in particular, our business involves the use, handling, storage and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, diesel fuels, asbestos containing materials and other chemicals.

        Accordingly, we are subject to regulation by federal, state and local authorities establishing requirements for the use, management, handling and disposal of these materials and health and environmental quality standards. We are also subject to laws, ordinances and regulations governing investigation and remediation of contamination at facilities we operate to which we send hazardous or toxic substances or wastes for treatment, recycling or disposal. Noncompliance with or changes to these requirements could limit our ability to operate our business.

        Our customers and potential customers are subject to federal, state and local statutes, ordinances and regulations regarding the ownership of recreational vehicles. The adoption of more stringent statutes, ordinances and regulations effecting the consumer ownership of recreational vehicles, could limit our ability to sell our products.

Properties

    Leased Properties

        We lease our 126-acre facility, located at 6130 Lazy Days Boulevard, Seffner, Florida, from I-4 Land Holding Limited Company ("I-4"), an entity controlled by Don Wallace, our Chief Executive Officer, under a lease arrangement, the initial term of which will expire in 2022. The amended lease entered into on May 14, 2003 currently contains four five-year renewal options upon expiration of the original lease term. The annual rent is currently $4,793,880, and will further increase thereafter based on periodic CPI adjustments. The lease provides for equal monthly rental payments and provides that the lessee pays all property taxes and insurance. Rent was calculated on a straight-line basis over the life of the lease resulting in deferred rent during the earlier years of the lease. We are responsible for maintenance and insurance costs, as well as betterments to the facilities.

        Pursuant to the lease, we currently have a right of first offer and first refusal on any sale by I-4, as well as an option exercisable at any time to purchase the land for $40,000,000 prior to July 2004 or $42,000,000 (subject to CPI increases) after July 2004.

        In connection with the Transactions, we amended the I-4 lease to add an additional five-year renewal term (for a total of four renewal terms) and an outside expiration date of 2042. Our purchase option described above will expire six years and nine months (plus 90 days to close if exercised) after May 14, 2004. The rights of first offer and first refusal will run with the land and continue to apply to any third-party buyer in any sale by I-4 prior to the seventh anniversary of the amended lease but will not bind any buyer in a sale after the seventh anniversary.

        We also have a short-term six month lease that we use for an off-site RV parking lot for use during our peak-season.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the names, ages and a brief account of the business experience of each person who is a director or executive officer of Lazydays as of the date hereof.

Name	Age	Position
Dan Wallace	55	Chief Executive Officer and Director
Chuck Thibault	48	Chief Financial Officer
John Horton	45	Chief Operating Officer
Stewart Schaffer*	52	Chief of Marketing and Communications
Ken Scolaro*	42	General Manager, Sales
Steve Ratcliff*	50	Finance and Insurance Manager
Charles Macaluso	60	Director and Chairman
Thomas Baldwin	45	Director
Stephen Sherrill	51	Director
Michael Salvati	51	Director

*
Not designated as an executive officer of the Company.

        Don Wallace, along with his brother and father, founded the Company in 1976. Mr. Wallace is widely recognized throughout the RV industry as an innovator in RV retailing, having pioneered the supercenter concept. He currently oversees the sales, finance, marketing and operations and spends a large portion of his time working with the various training programs and developing future plans for the Company. Mr. Wallace had the distinct honor of being recognized as the RV News RV Executive of the Year in 1993.

        Chuck Thibault joined us in 1980 and has been our top financial manager since that time. Prior to joining the Company, Mr. Thibault earned a BA in accounting from the University of South Florida and accumulated three years of dealership experience. His current responsibilities include leading all of the financial and legal functions of the Company. He supervises the accounting, financial analysis and legal departments and teaches the Company's weekly management training class.

        John Horton began working with us in April 2001 on a consulting basis and joined us on a full-time basis as Chief Operating Officer in July 2001. In his current capacity Mr. Horton oversees the service operation, human resources, data processing and property management functions of the Company. From 2000 to 2001, Mr. Horton served as Executive Vice President of Aavid Thermalloy, a manufacturer of thermal management products. From 1996 to 2000, Mr. Horton held positions as CEO and CFO of IPM Service Corporation, a manufacturer of automotive aftermarket products. Mr. Horton earned a BBA from the University of Michigan and an MBA from the University of Texas.

        Stewart Schaffer joined us in 2000 and serves as our Chief of Marketing and Communications. Mr. Schaffer leads the Company's efforts to maximize sales opportunities through events, publications, the Lazydays website, rallies and other marketing activities. From 1987 to 2000, Mr. Schaffer served in executive marketing capacities for ClubCorp International, becoming Corporate Vice President of Marketing in 1994. Prior to that Mr. Schaffer held various senior marketing positions at American Express Company and International Paper Company. Mr. Schaffer earned a BS and an MBA from the Wharton School of the University of Pennsylvania.

        Ken Scolaro, General Manager of Sales, joined the Company in 1978 and quickly assumed additional responsibilities and moved into service management. In 1988 Mr. Scolaro moved into the sales department and in 1992 was promoted to sales management. Excelling in his position, he was promoted to General Manager of Sales in 1999. Mr. Scolaro is responsible for all of the Company's sales operations, including supervising the sales managers, the sales desk and the sales training process. He also plays an important role in developing and maintaining manufacturer relationships.

        Steve Ratcliff joined the Company in 1991 as the Finance and Insurance Manager. Prior to joining us, Mr. Ratcliff held the position of Regional Vice President with Canada and Associates, a company that sells financial products to dealerships. Mr. Ratcliff has previously managed the finance and insurance departments of several automotive dealerships. Mr. Ratcliff is responsible for maintaining our relationships with our lending partners and securing the best financing terms and insurance products for our customers.

        Charles Macaluso is a founding principal and the Chief Executive Officer of Dorchester Capital Advisors (formerly East Ridge Consulting, Inc.), a management consulting and corporate advisory firm founded in 1996. From March 1996 to June 1998, Mr. Macaluso was a partner at Miller Associates, Inc., a company principally involved in corporate workouts. From 1989 to 1996, Mr. Macaluso was a partner at The Airlie Group, LLP, a fund specializing in leveraged buyout, mezzanine and equity investments. Mr. Macaluso currently serves as Chairman of the Board for Crescent Public Telephone, Inc. and is Lead Director for Darling International Inc. He is also a director of RBX, Inc. and of Global Crossing, Inc.

        Thomas Baldwin joined BRS as a Managing Director in 2000. From 1988 to 1995, he served as Vice President and then Managing Director of The INVUS Group, Ltd., a private equity investment firm. Prior to that he was a consultant with the Boston Consulting Group, a strategy consulting firm. Mr. Baldwin received a BBA from Siena College and his MBA from Harvard Business School. Mr. Baldwin is a director of B&G Foods, Inc., Eurofresh, Inc. and The Sheridan Group, Inc.

        Stephen Sherrill is a founder and Managing Director of BRS. Previously, he was an officer of Citicorp Venture Capital, or CVC, from 1983 through 1994. Prior to joining CVC, he was an associate at the New York law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP He earned his BA at Yale University and his JD at Columbia Law School. Mr. Sherrill is a director of Galey & Lord, Inc., Doane Pet Care Enterprises, B&G Foods, Inc., HealthPlus Corporation, MWI Veterinary Supply, Inc., HealthEssentials, Inc., Alliance Laundry Systems LLc., Eurofresh, Inc. and Remington Arms Company, Inc.

        Michael Salvati has been a principal at Oakridge Consulting since 2000, where he provides financial consulting and interim management services for various companies. During this time, Mr. Salvati has served as the Chief Financial Officer of AMIS Holdings, Inc., a designer and manufactuer of semiconductor products through its subsidiary, AMI Semiconductor, Inc. since February 2004 after working as a consultant for them since November 2003. He also served as Chief Financial Officer of Global Exchange Services from November 2002 to August 2003. Prior to founding Oakridge Consulting, Mr. Salvati served as Chief Operating Officer at National Financial Partners from 1998 to 2000. Mr. Salvati has over 25 years of financial and business experience, including as a partner at KPMG LLP and Chief Financial Officer of Culligan Water Technologies, Inc. Mr. Salvati holds both a B.S. in Microbiology and M.S. in Accounting from the University of Illinois in Champaign-Urbana.

Executive Compensation

        The following summarizes, for the year indicated, the principal components of compensation for our Chief Executive Officer and the other four highest compensated employees (collectively, the "named executive officers"). The compensation set forth below fully reflects compensation for work performed on our behalf.

Summary Compensation Table

Name and Principal Position	Period	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Don Wallace Chief Executive Officer	2003	$599,999.92	$347,909.19	$51,249.35
Chuck Thibault Chief Financial Officer	2003	$286,033.50	$438,824.29	$57,396.10
John Horton Chief Operating Officer	2003	$546,927.00	$50,000.00	$—
Tom Wegge General Manager, Parts and Service	2003	$266,433.35	$130,414.92	$17,562.24
Ken Scolaro General Manager of Sales	2003	$182,000.00	$297,534.54	$40,722.24

Option/SAR Grants During the Year Ended December 31, 2003

        There were no options granted by us to named executive officers during the year ended December 31, 2003.

Aggregate Option/SAR Exercises During the Years Ended December 31, 2003 and 2003 Year-End Option/SAR Values

        There were no exercises of stock options (granted in prior years) by the named executive officers during the year ended December 31, 2003 and there were no unexercised options held by the named executive officers as of December 31, 2003.

Compensation Committee Interlocks and Insider Participation

        The members of RV Acquisition's Compensation Committee will be Thomas Baldwin and Stephen Sherrill. Neither member of the Compensation Committee was an officer or employee of Holdings or any of its subsidiaries during the fiscal year ended December 31, 2003. Neither was formerly an officer of Holdings or an of its subsidiaries. In addition, no executive officer of Lazydays serves on the board of directors or the compensation committee of another entity where a committee member is employed. Messrs. Baldwin and Sherrill are Managing Directors of BRS, which will own approximately 87% of the Common Stock. Bruckmann, Rosser, Sherrill & Co., LLC, an affiliate of BRS, and Lazydays have entered into a Management Services Agreement. See "Certain Relationships and Related Party Transactions—Management Services Agreement."

Management Employment Agreements

New Employment Agreements

        Upon closing of the Transactions, we entered into new employment agreements with Don Wallace, Chuck Thibault and John Horton. Under the employment agreements Mr. Wallace is paid a base salary of $1 million per year, Mr. Thibault is paid a base salary of $575,000 per year and Mr. Horton is paid a base salary of $500,000 per year, all of which will be adjusted annually based on changes in the consumer price index. Messrs. Thibault and Horton's employment agreements provide for the payment of bonuses equal to a specified percentage of the executive's base salary if we achieve specified performance goals. Each employment agreement has a term of 5 years, subject to early termination by resolution of the board of directors, upon the death or permanent disability of the executive or upon the executive's voluntary resignation. If any of the executives listed above are terminated without "cause" by the Company or if they terminate their employment within 90 days of a "good reason event," as each term is defined in their employment agreement, we are obligated to make severance payments consisting of their then current salary and bonus for a two year period for Messrs. Thibault and Horton and, depending on the time of termination, twelve or six months for Mr. Wallace. In addition, pursuant to the terms of a non-competition and covenant agreement, Mr. Wallace has agreed to restrictions on his ability to be involved in any business which is in competition with us for a period of the longer of five years from the closing date of the Acquisition if he remains employed with us or three years after his termination for any reason. In connection with his agreement not to compete with us, Mr. Wallace will receive payments equal to $2 million per annum so long as (i) he continues to remain employed by us or, (ii) serves as a member of the board of RV Acquisition, Lazydays or Holdings, and thereafter for 12 months after the date on which his employment is terminated by us without cause or is terminated by Mr. Wallace with good reason, in each case if such termination occurs prior to the 18 month anniversary of the closing, or for 6 months if any such termination occurs thereafter. These contracts also contain non-competition provisions in the case of Messrs. Thibault and Horton, which restrict the executives from being involved in any business which is in competition with us during the period of their employment and for a period of two years thereafter. In addition, the employment agreements for Messrs. Thibault and Horton and the non-competition and covenant agreement for Mr. Wallace contain an express obligation of confidentiality in respect of our proprietary information and an agreement to assign intellectual property rights to us.

        The named executive officers are entitled to participate, at or after the closing of the stock purchase agreement, in a stock option plan under which an aggregate of 10% of the Common Stock of RV Acquisition will be available for grant to our key management employees. See "Management—Our Benefit Plans" under the heading "—Executive Stock Option Plan."

Our Benefit Plans

401(k) Defined Contribution Plan

        We maintain a defined contribution "401(k)" plan that is subject to the provisions of ERISA and the Code. The plan provides for discretionary matching contributions and we have historically matched up to 25% of the first 4% of employee pre-tax deferrals made under the plan. For the 2003 plan year, the amount of such matching contributions was $197,365.

Executive Stock Option Plan

        On August 20, 2004 RV Acquisition Inc. adopted the RV Acquisition Inc. 2004 new Stock Option Plan under which certain key employees, including the named executive officers of Lazydays, may be granted options to purchase shares of up to 606,061 RV Acquisition Common Stock. The plan is administered by the board of directors of RV Acquisition, or to the extent permitted by law, a committee designated by RV Acquisition's board. Don Wallace, Chuck Thibault and John Horton were each granted options to purchase 121,212 shares of RV Acquisition Common Stock as of August 20, 2004 in accordance with the RV Acquisition Inc. 2004 Stock Option Plan.

Proposed Stock Appreciation Plan for Employees

        In the near future, we intend to adopt a stock appreciation plan which would provide many of our employees an opportunity to receive the equivalent of an aggregate equity interest of up to 7.5% of Common Stock. The specific terms and form of the proposed plan have yet to be determined.

Private Placement of RV Acquisition Stock

        On September 28, 2004 RV Acquisition and BRS LP consummated an offering of RV Acquisition Stock previously held by BRS LP and its affiliates to certain employees of Lazydays. As a result, 186,787 shares of RV Acquisition Common Stock and 1,489,228 shares of RV Acquisition Series A Preferred Stock were sold to such employees that participated in the private placement.

Other Employee Benefits

        We also offer highly competitive compensation and benefits to our employees. Benefits include medical, dental, pharmacy and vision insurance, short and long-term disability and life insurance, flexible spending accounts and vacation of three weeks after seven years of employment with us.

        We also offer competitive compensation and welfare benefits to our employees. Welfare benefits include medical, dental, pharmacy and vision insurance, short-term and long-term disability and life insurance and a pre-tax premium payment plan with flexible spending accounts.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS

        Holdings owns 100% of our capital stock. The following table sets forth certain information with respect to the beneficial ownership of RV Acquisition's Common Stock as of October 29, 2004, by: (i) each person or entity who owns of record or beneficially 5% or more of any class of RV Acquisition's voting securities; (ii) each of our named executive officers and directors; and (iii) all of our directors and named executive officers as a group. Except as noted below, the address for each of the directors and named executive officers is 6130 Lazy Days Boulevard, Seffner, Florida 33584-2968.

Security Ownership Table

	Number and % of Shares of RV Acquisitions, Inc.(1)
	Series A Preferred Stock		Common Stock
	Shares	% Total	Shares	% Total
Greater than 5% Stockholders
Bruckmann, Rosser, Sherrill & Co. II, L.P. 126 East 56th Street New York, New York 10022(2)	35,667	57.5%	4,235,984	84.7%
Don Wallace	22,906	36.9%	531,915	10.6%
Named Executive Officers and Directors	—	0.0%	—	0.0%
Chuck Thibault	153	0.3%	19,149	0.4%
John Horton	131	0.2%	15,957	0.3%
Charles Macaluso	177	0.3%	21,277	0.4%
Thomas Baldwin(2),(3)	—	0.0%	—	0.0%
Stephen Sherrill(2),(3)	—	0.0%	—	0.0%
All executive officers and directors as a group(4)	22,367	37.7%	588,298	11.8%

        The directors and named executive officers as a group beneficially own (i) 569,149 shares of Common Stock (which represents approximately 11.4% of the outstanding Common Stock) and (ii) 22,214 shares of Series A Preferred Stock.

1.
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of closing of the offering are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Holdings is a wholly-owned subsidiary of RV Acquisition and the Company is a wholly-owned subsidiary of Holdings.

2.
Bruckmann, Rosser, Sherrill & Co. II, LP. ("BRS LP") is a private equity investment fund managed by Bruckmann, Rosser, Sherrill & Co., LLc. BRSE, LLc. ("BRSE") is the general partner of BRS LP and by virtue of such status may be deemed to be the beneficial owner of the shares owned by BRS LP. BRSE has the power to direct BRS LP as to the voting and disposition of shares held by BRS LP. No single person controls the voting and dispositive power of BRSE with respect to the shares owned by BRS LP. Bruce C. Bruckmann, Harold O. Rosser, Stephen C. Sherrill, Paul D. Kaminski and Thomas J. Baldwin are the managers of BRSE, and none of them individually has the power to direct or veto the voting or disposition of shares owned by BRS LP. BRSE expressly disclaims beneficial ownership of the shares owned by BRS LP. Each of Messrs. Bruckmann, Rosser, Sherrill, Kaminski and Baldwin expressly disclaims beneficial ownership of the shares owned by BRS LP.

3.
The address of each of Mr. Baldwin and Mr. Sherrill is c/o Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56th Street, New York, New York 10022.

4.
Total includes shares owned by Don Wallace listed above who is both a 5% shareholder and a named executive director.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements to be Entered into in Connection with the Transactions

Stock Purchase Agreement

        Pursuant to the stock purchase agreement RV Acquisition agreed to acquire all of Holdings' outstanding common and preferred stock for a purchase price of $206.0 million (including repayments of certain indebtedness and subject to pre-closing working capital, tax benefit and cash adjustments). In connection with the Acquisition, we repaid all of our existing indebtedness, which was equal to $59.0 million as of May 14, 2004, and paid approximately $11.1 million for certain transaction related fees and expenses. In connection with the Acquisition, each holder of shares of our capital stock was entitled to receive a portion of the stock purchase consideration. The ESOP was terminated in connection with the Acquisition. Immediately following the Acquisition, RV Acquisition's outstanding Common Stock was equal to approximately 89% owned by BRS LP, its affiliates and co-investors and the remainder was owned by existing members of management and existing stockholders. The stock purchase agreement contains customary provisions for such agreements, including representations and warranties with respect to the condition and operations of the business, covenants with respect to conduct of the business prior to and following the closing date of the stock purchase, and various closing conditions, including the execution of a non-compete agreement with Don Wallace, execution of an escrow agreement, the amendment to our existing floor plan credit facility, the closing of our new senior secured revolving credit facility, an amendment to our facility lease with 1-4 (described below), the obtaining of financing and the continued accuracy of the representations and warranties. A portion of the consideration was deposited into escrow accounts, including $20.0 million of cash and $20.0 million of new Series A Preferred Stock of RV Acquisition (to be issued to certain existing stockholders of Holdings) to support indemnity obligations of the selling stockholders.

Stock Purchase Consideration

        In connection with the Transactions, Don Wallace received $22.9 million in Series A Preferred Stock, $0.5 million in Common Stock, $7.0 million of Restricted Old Notes and $3.4 million in cash with respect to the equity in Holdings owned by him. ESOP holders received a total of $24.6 million. Other existing shareholders of the company received $102.9 million.

Stockholders Agreement

        In connection with the Transactions, the stockholders of RV Acquisition, including BRS LP, entered into a stockholders agreement, which establishes the composition of the board of directors and provides for certain restrictions and rights with respect to sales and issuances of RV Acquisition's securities. In particular, the stockholders agreement provides that no employee holder may transfer his or her capital stock of RV Acquisition, except to immediate family members, family trusts and charitable organizations. Employees have the right to sell a pro rata portion of their stock in RV Acquisition if BRS LP elects to sell all or portion of its Holdings stock. BRS LP also has the right to cause a sale of RV Acquisition to occur and to require the other holders of RV Acquisition stock to participate in such a sale. Finally, if RV Acquisition proposes to issue new equity securities to BRS LP, each holder of RV Acquisition stock has the right to purchase its pro rata share of such new securities.

Registration Rights Agreement

        In connection with the Transactions, RV Acquisition entered into a registration rights agreement with BRS LP and certain other equity holders of RV Acquisition. Under the registration rights agreement, BRS LP and such other equity holders have the ability to cause RV Acquisition to register securities of RV Acquisition held by the parties to the registration rights agreement and to participate in registrations by RV Acquisition of its equity securities.

Employment Agreements; Stock Option Plan

        Upon closing of the Transactions we entered into new employment agreements with certain key employees. On August 20, 2004 we put in place a new stock option plan which will provide for issuances of common stock of RV Acquisition to certain key management employees, including the named executive officers. See "Management—Employment Agreements" and "Management—Benefit Plans—Stock Option Plan."

Management Services Agreement

        In connection with the Transactions, we entered into a management services agreement (the "Management Services Agreement") with Bruckmann, Rosser, Sherrill & Co., LLC ("BRS LLC"), an affiliate of BRS. Under the terms of this agreement, BRS LLC provides:

  •
  general management services;

  •
  assistance with the negotiation and analysis of financial alternatives; and

  •
  other services agreed upon by BRS LLC

        In exchange for these services, BRS LLC and Don Wallace will earn an annual fee equal to the greater of:

  (1)
  1.75% of our annual EBITDA (as defined in the indenture related to the notes); or

  (2)
  $500,000.

        10.6% of such fee will be payable to Mr. Wallace and 89.4% will be payable to BRS LLC. In addition to certain restrictions on the payment of the management fee contained in the new senior secured revolving credit facility and the amended floor plan credit facility, the management services agreement contains certain restrictions on the payment of that fee. The management services agreement also provides that the payment of all fees and other obligations under the management services agreement will be subordinated to the prior payment in full in cash of all interest, principal and other obligations on our notes and the new senior secured revolving credit facility in the event of a bankruptcy, liquidation or winding-up of Lazydays.

        BRS LLC provided various advisory services to us related to the Transactions. These services included arranging and negotiating the refinancing of the new senior secured revolving credit facility and amended floor plan credit facility, arranging and structuring the Acquisition, including forming RV Acquisition and planning its capital structure, planning Lazydays' structure and related services. Pursuant to the Management Services Agreement, for these services, BRS LLC and Don Wallace received a transaction fee of $3.5 million plus reasonable expenses upon completion of the Transactions. 10.6% of such fee was payable to Mr. Wallace and 89.4% was payable to BRS LLC. In addition, BRS LLC will be entitled to receive a transaction fee equal to 1.5% of the transaction value upon any future material acquisition, divestiture, financing or refinancing by RV Acquisition, Holdings or us.

Issuance of Series A Preferred Stock to BRS LP and Certain Existing Stockholders of Holdings

        In connection with the Acquisition, RV Acquisition issued 62,000 shares of new Series A Preferred Stock at a purchase price of $1,000 per share, for an aggregate purchase price of $62.0 million. The Series A Preferred Stock was purchased through a contribution of $20.0 million of existing Holdings equity to RV Acquisition in exchange for Series A Preferred Stock and an additional $42.0 million, of which $37.5 million was purchased with cash contributed by BRS LP, and $4.5 million was issued to Don Wallace in exchange for Holdings equity contributed to RV Acquisition by him in exchange for Series A Preferred Stock.

        Dividends on the Series A Preferred Stock will accrue at a rate of 14% per annum, compounded semi-annually. Dividends on the Series A Preferred Stock are not required to be paid in cash and will accrue whether or not declared and whether or not there are profits, surplus or other funds legally available for payment of the dividend.

        The Series A Preferred Stock will have a liquidation preference equal to the purchase price plus accrued and unpaid dividends. If an "organic change" (i.e., a merger or sale of substantially all of the Company's assets) occurs, the holders of the Series A Preferred Stock may require redemption of all or any portion of their shares at the amount of the liquidation preference plus accrued and unpaid dividends. The Series A Preferred Stock will, with respect to dividends, rights upon liquidation, winding up and dissolution, rank senior to RV Acquisition's Common Stock. RV Acquisition will be unable to authorize any dividend or distribution, or pay any dividend or make any distribution with respect to any junior securities, unless all accrued and unpaid preferred dividends have been paid in cash. In addition, RV Acquisition will be unable to effect any redemption or repurchase of any junior securities (other than upon the exercise by RV Acquisition's repurchase rights with respect to any Common Stock issued to employees or others providing services upon a termination of their employment or other service relationship) unless the Series A Preferred Stock has been redeemed. Except as otherwise required by law or provided in the Company's certificate of incorporation, the holders of Series A Preferred Stock will not be entitled to vote.

        The holders of a majority of the Series Preferred Stock have the right, upon certain change of control transactions, to have such transaction treated as a liquidation event, as a result of which all shares of Series A Preferred Stock will be redeemed at a price equal to the liquidation preference plus accrued and unpaid dividends.

        The holders of the Series A Preferred Stock will also be offered the right to purchase a pro rata share of any other preferred equity securities (or rights to acquire preferred equity securities, such as warrants, convertibles, etc.) to be offered by RV Acquisition to BRS LP or its affiliates on the same terms they are offered to such parties. BRS LP will also grant to the other holders of Series A Preferred Stock the right to participate (on a pro rata basis and on the same terms and conditions) in any sale of Preferred Stock held by BRS LP to a third-party. The $20.0 million of new Series A Preferred Stock of RV Acquisition issued to the existing stockholders of Holdings will be held in escrow to support indemnity obligations of the selling stockholders. During the period that starts on the closing of the stock purchase agreement and ends two years following the filing of certain governmental filings relating to the ESOP with the Department of Labor, the sellers may not transfer certain of their shares of Series A Preferred Stock held by them other than pursuant to a one-year call arrangement between Don Wallace and one other seller or certain permitted transferees.

Issuance of Common Stock to BRS LP and Certain Existing Stockholders of Holdings

        In connection with the Acquisition, RV Acquisition issued 5,000,000 shares of new Common Stock, par value $0.01 per share at a purchase price of $1.00 per share, for an aggregate purchase price of $5.0 million. Of the $5.0 million of Common Stock, $4.5 million of Common Stock was purchased by BRS LP for cash. The balance of $0.5 million was issued to Don Wallace in exchange for certain equity in Holdings contributed by him to RV Acquisition.

Private Placement of RV Acquisition Stock

        On September 28, 2004 RV Acquisition and BRS LP consummated an offering of RV Acquisition Stock previously held by BRS LP and its affiliates to certain employees of Lazy Days. As a result, 186,787 shares of RV Acquisition Common Stock and 1,489,228 shares of RV Acquisition Series A Preferred Stock were sold to such employees that participated in the private placement.

The ESOP

        In July 1999 the ESOP borrowed funds from Lazydays to purchase, through a holding company, shares of Lazydays Class A common stock representing beneficial ownership of 75% of the common stock of Lazydays from Don Wallace which, together with the existing 9% interest the ESOP already owned, made the ESOP an 84% beneficial owner of Lazydays. As part of the 2002 restructuring described below, these shares were converted via merger into the Class A common stock and Class C common stock of Holdings and have been held by the ESOP in the ESOP trust's suspense account and allocated to individual participants in the ESOP as the loan has been repaid. Subsequently, also as a result of the 2002 restructuring described below, additional equity securities were issued to the Company's debt holders, which effectively diluted the ESOP's equity ownership interest in the Company. The loan obligation of the ESOP of $95,523,365 at December 31, 2003 was considered unearned employee ESOP shares and, as such, was recorded as a reduction to Holdings' stockholders' equity. Holdings' contributions to the ESOP, plus any dividends paid on unallocated shares held by the ESOP, have been used to repay the loan principal and interest. Both the loan obligation and the unearned ESOP shares have been reduced by the amount of the loan principal repayments made by the ESOP. The ESOP compensation expense totaled $921,517 for the year ended December 31, 2003. The compensation expense was computed based upon the fair value of the ESOP shares committed to be released to participants for the relevant year. At December 31, 2003, 415,419 shares were allocated to participants and approximately 81,000 shares were committed to be released. Holdings purchased 10,197 of the allocated shares from ESOP participants in 2003, pursuant to stock distributions to participants entitled thereto, who subsequently sold the stock to Holdings pursuant to put rights.

        As ESOP participants became entitled to receive a stock distribution from the ESOP (i.e., in the event of retirement, death, total disability or termination of employment), certain participants put their shares to Holdings. If Holdings' required payment for those shares exceeded a certain amount, Holdings issued notes to such participants. These notes were payable to various participants in annual installments over a period of five years, bearing interest at 8%. Approximately $1.2 million in principal of these distribution notes was outstanding at December 31,2003, all of which were repaid in full and cancelled at closing in connection with the Transactions.

        Certain allocated ESOP shares had premium floor price put rights. Holdings' aggregate obligation to repurchase the ESOP's shares under these put obligations at December 31, 2003 was approximately $18.6 million. In connection with the Acquisition, all of the allocated shares with premium floor price put rights were paid an amount at closing equal to the applicable put price with respect to such shares. We used the proceeds from the Transactions to satisfy any outstanding ESOP obligations discussed above, including Holdings' outstanding distribution notes and put obligations.

        In connection with the Transactions, the ESOP was terminated and three categories of Holdings' stock were purchased from the ESOP. Those categories were (1) Class A common stock allocated to ESOP participants and subject to a premium floor price, (2) Class C common stock allocated to ESOP participants and subject to a premium floor price and (3) Class A common stock, whether allocated or unallocated, not subject to a premium floor price. Proceeds received by the ESOP from the sale of the unallocated suspense account shares were used to pay principal and interest on the loan. After such payment, Lazydays forgave any remaining loan balance owed to it by the ESOP.

The 2002 Restructuring

        As a result of a decline in financial performance resulting from an industry-wide downturn commencing in 2000, we incurred payment defaults on certain of our outstanding indebtedness and as a result we underwent a restructuring of our principal debt obligations and equity interests, effective August 6, 2002. As a result of the 2002 restructuring, our common equity was converted via merger into the Class A common stock and Class C common stock of Holdings, representing the balance of the common equity of Holdings. The Class A and Class C common stock was held by the ESOP and Don Wallace. All of Lazydays' outstanding subordinated indebtedness totaling $68.6 million, including accrued interest and related warrants, was cancelled and exchanged for newly issued Class A preferred stock of Holdings. The Series A preferred stock of Lazydays held by Alliance Holdings, Inc. was exchanged for Class B preferred stock of Holdings, having similar rights and preferences as the original preferred stock. In connection with the restructuring, we also entered into our existing senior credit facility and our existing floor plan credit agreement which superseded our then existing floor plan and senior facilities. Finally, Lazydays' then existing Phantom Stock Plan was amended and the Supplemental Phantom Stock Plan was terminated, with accrued benefits thereunder to be paid to participants over a specified time period and subject to certain conditions. Any remaining obligations related to the amendment of the Phantom Stock Plan and the termination of the Supplemental Phantom Stock Plan, valued at approximately $3.6 million as of December 31, 2003, were satisfied by the sellers with the proceeds of the stock purchase upon the closing of the Acquisition.

        As a result of these transactions, Lazydays was a substantially wholly owned subsidiary of Holdings. Holdings, which prior to the closing of the Transactions, was in turn owned by the former holders of our subordinated debt and by the other former owners of our common equity—the ESOP, Don Wallace and Alliance Holdings, Inc.

Facility Lease Agreement

        We lease our 126-acre facility, located at 6130 Lazy Days Boulevard, Seffner, Florida, from 1-4 Land Holding Limited Company ("1-4"), an entity controlled by Don Wallace, our Chief Executive Officer, under a lease arrangement, the initial term of which will expire in 2022. The lease was amended on May 14, 2004 and currently contains four five-year renewal options upon expiration of the original lease term (the outside expiration date will be 2042). The annual rent is currently $4,793,880, and will increase thereafter based on periodic CPI adjustments. The lease provides for equal monthly rental payments and provides that the lessee pays all property taxes and insurance. Rent was calculated on a straight-line basis over the life of the lease resulting in deferred rent during the earlier years of the lease. We are responsible for maintenance and insurance costs, as well as betterments to the facilities.

        Pursuant to the lease, we currently have a right of first offer and first refusal on any sale by 1-4, as well as an option exercisable at any time to purchase the land for $40,000,000 prior to July 2004 or $42,000,000 (subject to CPI increases) after July 2004. Our purchase option described above expire six years and nine months (plus 90 days to close if exercised) after the date of the amended lease. The rights of first offer and first refusal run with the land and continue to apply to any third-party buyer in any sale by 1-4 prior to the seventh anniversary of the amended lease but will not bind any buyer in a sale after the seventh anniversary.

Consignment Sales Agreement

        We hold new vehicles under a consignment arrangement with 1-4 for up to 180 days. After 180 days, the consigned inventory is either purchased by us as inventory or returned to 1-4. During the term of the agreement, we have purchased all inventory that has been held under consignment. The total consigned inventory, which is not included in our balance sheets, approximated $9.6 million and $14.3 million at June 30, 2004 and December 31, 2003, respectively. Total consigned inventory purchased by us has totaled approximately $85 million and $112 million for six-months ended June 30, 2004 and the year ended December 31, 2003, respectively.

Purchase of Restricted Notes

        Don Wallace, our Chief Executive Officer, purchased $15.0 million in aggregate principal amount of Restricted Old Notes in connection with the offering of the Notes, of which $7.0 million in consideration was comprised of equity in Holdings and the remainder was purchased for cash. Because Mr. Wallace is an affiliate, the Restricted Old Notes held by him are not eligible to be exchanged in connection with this exchange offer.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following descriptions do not purport to be complete and are qualified in their entirety by reference to the new senior secured revolving credit agreement and amended floor plan credit agreement, as applicable, which are available from us upon request.

New Senior Secured Revolving Credit Facility

        On May 14, 2004 we entered into a new senior secured revolving credit facility with Wells Fargo Foothill, Inc. ("Lender"). The new senior secured revolving credit facility consists of a five-year revolving credit facility of up to $15.0 million in revolving credit loans (which includes a $10.0 million sub-facility for the issuance of letters of credit), of which a $2.5 million letter of credit was outstanding at closing. The principal terms of the new senior secured revolving credit facility are as follows:

        The Revolver.    The new senior secured revolving credit facility is a senior secured revolving credit facility with a maximum credit amount of $15.0 million. In addition, advances under the revolver may not exceed the amount of the borrowing base as defined in the credit agreement. Advances under the revolver are available up to the lesser of: (a) $15.0 million or (b) the lesser of (i) 0.5 times our trailing twelve months EBITDA (as defined in the new senior secured revolving credit facility) or (ii) a multiple of our EBITDA minus the principal amount of all loans then outstanding under the amended floor plan credit facility, less the aggregate amount of reserves (if any) established by Lender in accordance with the terms of the new senior secured revolving credit facility, less in the case of (a) and (b), outstanding letters of credit.

        Letter of Credit Subfacility.    Under the new senior secured revolving credit facility, we are entitled to request Lender to issue guarantees of payment, or letters of credit, with respect to letters of credit issued by an issuing bank in an aggregate amount not to exceed $10.0 million at anyone time. The aggregate amount of outstanding letters of credit are reserved against the credit availability created under the borrowing base and against the revolver.

        Interest.    Advances outstanding under the new senior secured revolving credit facility bear interest, at our option, at the LIBOR rate (the rate per annum, determined by Lender in accordance with its customary procedures, at which dollar deposits are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities as determined by Lender) plus three and one half percentage points (3.50%) or the prime rate plus one percentage point (1.00%). All interest and letter of credit fees are calculated based upon a year of 360 days for actual days elapsed. All interest and letter of credit fees accrue from the closing date and would be payable monthly in arrears in cash. At no time will any portion of the indebtedness owing under the credit agreement bear interest at a per annum rate less than four and one half percentage points (4.50%). A fixed fee of three and one half percentage points (3.50%) will be assessed against letter of credit balances outstanding under the subfacility.

        Fees and Expenses.    A closing fee in an amount equal to two percent (2.00%) of the maximum credit amount ($15.0 million) was payable in full on the closing date. In addition, an unused revolver fee in an amount equal to 0.50% per annum times the unused portion of the revolver is due and payable monthly in arrears. Finally, a servicing fee of $12,500 per quarter for each quarter (or portion of a quarter) from and after the closing date up to the date on which the revolver is repaid in full would is due and payable quarterly in arrears.

        We also agreed to reimburse Lender for all of Lender's out-of-pocket costs and expenses relating to this financing transaction.

        Use of Proceeds.    To finance our ongoing working capital, capital expenditures and general corporate needs.

        Prepayment Premium.    Prepayments under the new senior secured revolving credit facility, are subject to a fee of one percent (1.00%) of the maximum credit amount for each full or partial year remaining until the maturity date. If the new senior secured revolving credit facility were to be prepaid with the proceeds of a private placement of subordinated debt or equity, an initial public offering or a sale of all of our stock or all or substantially all of our assets, the prepayment premium would be reduced by one-half.

        Collateral.    The new senior secured revolving credit facility is secured by a first priority perfected security interest in all of our now owned or hereafter acquired property and assets, including a collateral assignment of our interests in the stock purchase agreement and the escrow agreement entered into connection with the Acquisition (and a second priority perfected security interest in any new or pre-owned vehicle inventory financed under the amended floor plan credit facility, pursuant to an intercreditor agreement).

Financial Covenants

        We are required to maintain minimum levels of EBITDA and are subject to a limitation on annual capital expenditures. The levels for each of the foregoing are based upon a discount of our projected operating performance and are measured quarterly. Provided that we have not borrowed on the new senior secured revolving credit facility during the previous quarter, our EBITDA financial covenant would not be tested for such period. Notwithstanding this, if we have not borrowed under the new senior secured revolving credit facility and do not meet the prescribed EBITDA level specified under the covenant, we would not be permitted to draw advances under the facility until such time that we can meet the prescribed covenant test or Lender agrees to revise such covenants on terms and conditions satisfactory to Lender.

Representations and Warranties, Negative Covenants

        The new senior secured revolving credit facility documentation contains customary representations and warranties and customary covenants restricting our ability to, among other things and subject to various exceptions, (i) declare dividends, make distributions or redeem or repurchase capital stock, (ii) prepay, redeem or repurchase other debt, (iii) incur liens or grant negative pledges, (iv) make loans and investments, (v) incur additional indebtedness or guarantees, (vi) amend or otherwise alter our organizational documents or any debt and other material agreements, (vii) make capital expenditures, (viii) engage in mergers, acquisitions and asset sales, (ix) conduct transactions with affiliates, (x) alter the nature of our businesses or (xi) change our fiscal quarter or our fiscal year or our method of accounting. We also will be required to comply with various affirmative covenants, including financial reporting covenants. These covenants are subject to a number of important limitations and exceptions.

Events of Default

        Events of default under the new senior secured revolving credit will include, but are not be limited to, (i) our failure to pay principal, interest, fees or other amounts under the credit facility when due, (ii) any representation or warranty proving to have been materially incorrect when made, (iii) breach of affirmative or negative covenants, (iv) insolvency or bankruptcy events, (v) cross default and cross acceleration with respect to certain other debt, (vi) unsatisfied final judgments, (vii) a change of control (as described in the new senior secured revolving credit facility), (viii) ERISA defaults and (ix) the invalidity or impairment of any loan document or any security interest. Some of these events allow for grace periods and materiality thresholds.

Other Provisions

        In addition, the new senior secured revolving credit facility includes customary provisions regarding breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding.

        Borrowings under the new senior secured revolving credit facility after the closing of the Transactions are subject to the accuracy of representations and warranties in all material respects (including the absence of any material adverse change in our condition) and the absence of any defaults (including any defaults under the financial covenants).

Amended Floor Plan Credit Facility

        Simultaneous with our entry into the new senior secured revolving credit facility, we amended and restated our then existing floor plan credit facility with our then existing floor plan lenders, which include Bank of America, N.A. (as successor by merger to Banc of America Specialty Finance, Inc.), as administrative and collateral agent and lender and KeyBank National Association, as lender, to provide up to $85.0 million in floor plan financing, of which 100% of the $85.0 million facility may be used to finance new vehicle inventory but only up to $26.0 million out of the total of $85.0 million may be used to finance pre-owned vehicle inventory. The principal terms of the amended floor plan credit facility, are as follows:

        Floor Plan Notes, Interest.    The amended floor plan credit facility provides for issuances of $85.0 million of floor plan notes to finance purchases of inventory at an interest rate based on prime or LIBOR, at our option, effective for one year for all loans under the facility. The spread over prime or LIBOR is dependent on our leverage ratio.

        Collateral.    The amended floor plan credit facility is secured by a first priority perfected security interest in all inventory that qualifies as "floor plan units" and all proceeds and products thereof, an irrevocable letter of credit in the amount of $2.5 million naming Bank of America, N.A. as administrative agent as beneficiary and a second priority security interest in the assets which are subject to a security interest under our new senior secured revolving credit facility, pursuant to an intercreditor agreement.

        Borrowing Base Eligibility.    Borrowing under the facility is subject to a borrowing base, which includes eligible floor plan units defined as follows: (a) new vehicles: 100% of manufacturer's invoice (including freight charges); (b) 85% of the low appraised value (National Automotive Dealers Associate RV Industry Appraisal Guide, or NADA) of pre-owned vehicles in the current through 7th prior model year (or actual purchase price, if less); and 65% of the low NADA appraised value for models in the 8th, 9th and 10th prior model years or older (or actual purchase price, if less).

        Representations and Warranties, Negative Covenants and Indemnification.    The amended floor plan credit facility contains customary covenants, representations and warranties including representations and warranties with respect to our due organization, our valid existence and good standing; the due authorization and enforceability of the loan documents; the correctness of specified financial statements and the absence of a material adverse change; the due authorization, binding effect and enforceability of the transaction and loan documents; the absence of liens or encumbrances other than as disclosed to our lenders; our compliance with environmental laws; the absence of material litigation; and the payment of taxes. Our agreement also contains customary financial covenants including maintenance covenants based on our current ratio and debt service coverage ratio, in each case measured on a quarterly basis. In addition, the agreement contains customary negative covenants for floor plan financings, including restrictions on incurring additional debt; pledges or mortgages of our assets; on investments other than US Government obligations and stock of our subsidiaries; the disposal of our assets other than in the ordinary course of business; changes in ownership; mergers and acquisitions; changes in our basic line of business; advances by us to third parties; and limitations on our ability to pay dividends or distributions to our stockholders. These covenants are subject to a number of important limitations and exceptions. We have also agreed to indemnify the floor plan lenders in connection with the facility for liabilities under any law, including without limitation, any liabilities in connection with the ESOP.

        Events of Default.    Events of default under the amended floor plan credit facility include, but are not limited to, (i) our failure to pay principal, interest, fees or other amounts on outstanding floor plan notes when due or after expiration of a grace period, (ii) any representation or warranty proving to have been materially incorrect when made, (iii) covenant defaults subject, with respect to certain covenants, to a grace period, (iv) bankruptcy events, (v) a cross default to certain other debt, (vi) unsatisfied final judgments over a threshold, (vii) a change of control and (ix) the invalidity or impairment of any loan document or any security interest. In addition, the facility is cross-defaulted to all loan and real estate lease documents that are executed in conjunction with the entry into our new senior secured revolving credit facility.

Amendment to Amended Floor Plan Credit Facility

        On October 29, 2004, we amended the amended floor plan credit facility to permit us to finance with the floor plan credit the purchase of eligible new floor plan units that will be sold by us to the Federal Emergency Management Agency, or FEMA, or leased to certain non-governmental entities for use as temporary housing for persons affected by the hurricanes in the State of Florida, in each case in accordance with the terms and conditions of the amended floor plan credit facility. The amendment provides, among other things, that the aggregate principal amount of loans outstanding and representing borrowings advanced against floor plan units sold to FEMA or leased under the new lease program shall not, in each case, exceed $5 million. In connection with the amendment, we are required to collaterally assign all of our interests in the leases for the vehicles that are leased to certain non-governmental agencies under the new lease program.

DESCRIPTION OF THE NEW NOTES

        The Company will issue the New Notes, and collectively with the Old Notes and the Restricted Old Notes (the "Notes") under the indenture (the "Indenture") between itself and The Bank of New York, as Trustee (the "Trustee") dated May 14, 2004. The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the Indenture is file with this registration statement as Exhibit 4.1. You can find definitions of certain capitalized terms used in this description under "—Certain Definitions." For purposes of this section, references to the "Company" include only Lazy Days' RV Center, Inc.

        The Notes will be senior unsecured obligations of the Company, ranking equal in right of payment with all other senior unsecured obligations of the Company. The Notes will be effectively subordinated to all existing and future secured debt of the Company to the extent of the assets securing such debt. As of June 30, 2004, we had approximately $58.7 million of secured debt outstanding $55.7 million of which was incurred under the Floor Plan Credit Facility and $3.0 million drawn under the Credit Agreement, with approximately $9.5 million of unused commitments, net of outstanding letters of credit.

        The Company will issue the Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any Notes that remain outstanding after the completion of the Exchange Offer, together with the New Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

Principal, Maturity and Interest

        The Notes are unlimited in aggregate principal amount of which $152.0 million in aggregate principal amount were issued in the initial offering. The Notes will mature on May 15, 2012. Additional Notes may be issued from time to time, subject to the limitations set forth under "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness." Interest on the Notes will accrue at the rate of 11%% per annum and will be payable semiannually in cash on each November 15 and May 15 commencing on November 15, 2004, to the persons who are registered Holders at the close of business on the November 1 and May 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        The Notes will not be entitled to the benefit of any mandatory sinking fund.

Redemption

        Optional Redemption.    The Company may redeem the Notes at any time at its option, in whole or in part, upon not less than 30 nor more than 60 days' notice. To redeem the Notes prior to May 15, 2008, the Company must pay a redemption price equal to the greater of:

          (a)   101% of the principal amount of the Notes to be redeemed; and

          (b)   the sum of the present values of (1) the redemption price of the Notes at May 15, 2008 (as set forth below) and (2) the remaining scheduled payments of interest from the redemption date to May 15, 2008, but excluding accrued and unpaid interest, if any, to the redemption date, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (determined on the second business day immediately preceding the date of redemption) plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Any notice to holders of Notes of such a redemption will include the appropriate calculation of the redemption price, but need not include the redemption price itself. The actual redemption price, calculated as described above, will be set forth in a officers' certificate delivered to the Trustee no later than two business days prior to the redemption date (unless clause (b) of the definition of

        "Comparable Treasury Price" is applicable, in which case such officers' certificate shall be delivered on the redemption date).

        Beginning on May 15, 2008, the Company may redeem the Notes its option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on May 15 of the year set forth below:

Year	Percentage
2008	105.875%
2009	102.938%
2010 and thereafter	100.000%

        In addition, the Company must pay accrued interest on the Notes redeemed.

        Optional Redemption Upon Equity Offerings.    At any time, or from time to time, on or prior to May 15, 2007, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the Notes issued under the Indenture at a redemption price of 111.75% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that

          (1)   at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption; and

          (2)   the Company makes such redemption not more than 90 days after the consummation of any such Equity Offering.

        "Equity Offering" means a private or public offering of Qualified Capital Stock of Holdings (or any other direct or indirect parent of the Company) or the Company; provided that, in the event of an Equity Offering by Holdings (or any other direct or indirect parent of the Company), Holdings (or any other direct or indirect parent of the Company) contributes to the capital of the Company the portion of the net cash proceeds of such Equity Offering necessary to pay the aggregate redemption price (plus accrued interest to the redemption date) of the Notes to be redeemed pursuant to the preceding paragraph.

Selection and Notice of Redemption

        In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either

          (1)   in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

          (2)   on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

        No Notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, then the notice of redemption that relates to such Note must state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Guarantees

        The Company currently has no Subsidiaries; if the Company acquires or creates a Domestic Restricted Subsidiary other than an Immaterial Subsidiary, such Domestic Restricted Subsidiary shall be required to issue a Guarantee of the Company's obligations under the Indenture and the Notes on a senior basis. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

        Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor that is a Restricted Subsidiary of the Company without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See "—Certain Covenants—Merger, Consolidation and Sale of Assets." In the event all of the Capital Stock of a Guarantor is sold by the Company and the sale complies with the provisions set forth in "—Certain Covenants—Limitation on Asset Sales," the Guarantor's Guarantee will be released. Upon consummation of any transaction after which a Guarantor is no longer a Restricted Subsidiary, that Guarantor's Guarantee will be released. In addition, if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture, the Guarantee of such Guarantor will be released.

Change of Control

        Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

        Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third-party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

        Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

Repurchase of Notes at the Option of the Holder from Free Cash Flow

        If the Company's Free Cash Flow for any six month period ending on either June 30 or December 31 of any fiscal year, commencing with the six month period ending December 31, 2004 exceeds $0, the Company shall, on or before the 30th day following the filing of a Form lO-Q with the Commission in the case of a six month period ending on a June 30 and the filing of a Form lO-K with the Commission in the case of a six month period ending on a December 31 (each such filing date an "Applicable Filing Date"), offer to purchase from all Holders of Notes (the "Free Cash Flow Offer"), on a pro rata basis at a purchase price equal to the Prevailing Market Price, up to such principal amount (expressed as a multiple of $1,000) of Notes that can be purchased (rounded to the nearest $1,000) at the Prevailing Market Price utilizing 50% (or 58% in the case of the six month period ending December 31,2004) of such Free Cash Flow for such six month period. If the aggregate purchase price of the Notes tendered pursuant to any Free Cash Flow Offer is less than an amount equal to 50% (or 58% in the case of the six month period ending December 31,2004) of such Free Cash Flow relating to such period (such difference the "Carryover Amount"), the Company will include such Carryover Amount in the amount of the Free Cash Flow Offer for the next succeeding six month period (but no other subsequent six month period), or if the Free Cash Flow for such succeeding six month period is not greater than $0, make a Free Cash Flow Offer in an amount equal to such Carryover Amount on or before the 30th day following the Applicable Filing Date relating to such succeeding six month period, and any Notes tendered pursuant to a Free Cash Flow Offer should be deemed to first utilize the Carryover Amount, if any.

        Each Free Cash Flow Offer will be mailed, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Free Cash Flow Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. A Free Cash Flow Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law. To the extent the Free Cash Flow for any six month period is less than $1.0 million, the Company may elect not to make a Free Cash Flow Offer for such period and, in lieu thereof add such Free Cash Flow to the amount of Free Cash Flow for the next succeeding six month period.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Free Cash Flow Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Free Cash Flow Offer" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Free Cash Flow Offer" provisions of the Indenture by virtue thereof.

Certain Covenants

        The Indenture will contain, among others, the following covenants:

        Limitation on Incurrence of Additional Indebtedness.    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Restricted Subsidiaries that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary of the Company that is not or will not, upon such incurrence, become a Guarantor may incur Acquired Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0 if such Indebtedness is incurred on or before December 31, 2005 or greater than 2.25 to 1.0 if such Indebtedness is incurred thereafter. Notwithstanding the preceding sentence, the Company will not incur Pari Passu Indebtedness (other than Permitted Indebtedness) unless after giving effect to the incurrence of such Pari Passu Indebtedness, the Leverage Ratio of the Company is less than or equal to 2.5 to 1.0.

        (b)   The Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the applicable

Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor solely by virtue of such Indebtedness being unsecured or secured to a greater or lesser extent or with greater or lesser priority.

        Limitation on Restricted Payments.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock in their capacity as such;

          (2)   purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company;

          (3)   make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

          (4)   make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a "Restricted Payment");

if at the time of such Restricted Payment or immediately after giving effect thereto,

          (i)    a Default or an Event of Default shall have occurred and be continuing; or

          (ii)   the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant; or

          (iii)  the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum of:

            (w)  50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the beginning of the first fiscal quarter following the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus

            (x)   100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock until such conversion or exchange and excluding the net cash proceeds from the issuance or reissuance of capital stock to any former or current officer, director, consultant or employee of the Company (or any direct or indirect parent of the Company) and its Restricted Subsidiaries to the extent such amounts have been applied to make a Restricted Payment pursuant to clause (4) of the next succeeding paragraph); plus

            (y)   without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock subsequent to the Issue Date and on or prior to the Reference Date; plus

            (z)   without duplication, the sum of:

              (1)   the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

              (2)   the net cash proceeds received by the Company or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

              (3)   upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary;

    provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

        Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

          (1)   the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

          (2)   if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or a contribution to the common equity of the Company;

          (3)   if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Subordinated Indebtedness either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or a contribution to the common equity of the Company or (b) Refinancing Indebtedness;

          (4)   so long as no Default or Event of Default shall have occurred and be continuing, the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (or payments to any direct or indirect parent of the Company to permit it to purchase its Capital Stock) held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries (or any direct or indirect parent of the Company) pursuant to any equity subscription agreement, stock option agreement, shareholders' agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock may not exceed $1.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years); provided further that such amount in any calendar year may be increased by an amount not to exceed the aggregate cash proceeds received by the Company or its Restricted Subsidiaries from any issuance or reissuance of Capital Stock to any current or former officer, director, consultant or employee of the Company (or any direct or indirect parent of the Company) and its Restricted Subsidiaries and the proceeds to the Company or its Restricted Subsidiaries of any "key man" life insurance policies; provided, however, that the cancellation of Indebtedness owing to the Company or its Restricted Subsidiaries from any current, former or future officers, directors, consultants or employees of the Company or any Restricted Subsidiary in connection with such repurchase of Capital Stock will not be deemed to be a Restricted Payment;

          (5)   Permitted Payments to Parent;

          (6)   the repurchase of Capital Stock deemed to occur upon the exercise of stock options to the extent such Capital Stock represent a portion of the exercise price of those stock options;

          (7)   the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Capital Stock of the Company issued on or after the Issue Date in accordance with the covenant described below under the caption "—Limitation on Incurrence of Additional Indebtedness;"

          (8)   the repurchase (or the distribution of amounts to Holdings or any other direct or indirect parent of the Company to fund any such repurchase) of Capital Stock of the Company or Holdings or any other direct or indirect parent of the Company constituting fractional shares; and

          (9)   additional Restricted Payments in an amount not to exceed $5.0 million.

        In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, only amounts expended pursuant to clauses (1), (2) (ii), (3)(ii)(a) and (6) shall be included in such calculation.

        Limitation on Asset Sales.    The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors);

          (2)   at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash, Cash Equivalents and/or Replacement Assets (as defined) and is received at the time of such disposition; provided that (a) the amount of any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Guarantee of a Guarantor) that are assumed by the transferee of any such assets, (b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are within 180 days converted into cash, Cash Equivalents or Replacement Assets, and (c) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) then outstanding, not to exceed the greater of (x) $10 million and (y) 2.5% of Total Consolidated Tangible Assets at the time of receipt of such Designated Noncash Consideration with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall each be deemed to be cash for purposes of this provision; and

          (3)   upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either:

            (a)   reduce Indebtedness under the Credit Facilities or Indebtedness of a Restricted Subsidiary that is not a Guarantor, to the extent the assets so sold were assets of such Restricted Subsidiary;

            (b)   to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets (including Capital Stock) that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related, complimentary or ancillary thereto or a reasonable extension thereof ("Replacement Assets"); and/or

            (c)   a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

        Pending the final application of such Net Cash Proceeds, the Company may temporarily reduce borrowings under the Credit Agreement or any other revolving credit facility. On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") to all Holders and, to the extent required by the terms of any Pari Passu Indebtedness, to all holders of such Pari Passu Indebtedness, on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and holders of any such Pari Passu Indebtedness) on a pro rata basis, that amount of Notes (and Pari Passu Indebtedness) equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes (and Pari Passu Indebtedness) to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

        The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to this paragraph).

        In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "—Merger, Consolidation and Sale of Assets", which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

        Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes and holders of Pari Passu Indebtedness properly tender such Pari Passu Indebtedness in an amount exceeding the Net Proceeds Offer Amount, the tendered Notes and Pari Passu Indebtedness will be purchased on a pro rata basis based on the aggregate amounts of Notes and Pari Passu Indebtedness tendered (and the Trustee shall select the tendered Notes of tendering Holders on a pro rata basis based on the amount of Notes tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. If any Net Cash Proceeds remain after the consummation of any Net Proceeds Offer, the Company may use those Net Cash Proceeds for any purpose not otherwise prohibited by the Indenture. Upon completion of each Net Proceeds Offer, the amount of Net Cash Proceeds will be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

        Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

           (1)  pay dividends or make any other distributions on or in respect of its Capital Stock;

           (2)  make loans or advances to the Company or any other Restricted Subsidiary or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

           (3)  transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except in each case for such encumbrances or restrictions existing under or by reason of:

            (a)   applicable law, rule, regulation or order;

            (b)   the Indenture;

            (c)   customary non-assignment provisions of any contract or license or any lease governing a leasehold interest of any Restricted Subsidiary of the Company;

            (d)   any instrument governing Acquired Indebtedness or Capital Stock of a Person acquired by the Company or a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

            (e)   agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

            (f)    Credit Facilities;

            (g)   restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

            (h)   restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

            (i)    customary provisions in joint venture agreements, asset sale agreements, stock sale agreements, sale-leaseback agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

            (j)    purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (10) of the definition of Permitted Indebtedness;

            (k)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

            (l)    Indebtedness of any Restricted Subsidiary; provided, however, that the Board of Directors of the Company determines in good faith at the time such dividend or other payment restrictions are created that they do not materially adversely affect the Company's ability to fulfill its obligations under the Notes and the Indenture;

            (m)  Indebtedness or other contractual agreements of a Receivables Entity in connection with a Qualified Receivables Transaction; provided that such restrictions only apply to such Receivables Entity; and

            (n)   an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clauses (b), (d), (e), (f), (g) and 0) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clauses (b), (d), (e), (f), (g) and 0).

        Limitation on Preferred Stock of Restricted Subsidiaries.    The Company will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any Preferred Stock (other than to the Company or to a Guarantor or another Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company that is not a Guarantor.

        Limitation on Liens.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens securing Indebtedness against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date unless:

           (1)  in the case of Liens securing Subordinated Indebtedness, the Notes or the Guarantee of any Guarantor, as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

           (2)  in all other cases, the Notes or the Guarantee of any Guarantor, as the case may be, are equally and ratably secured, except for:

            (a)   Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

            (b)   Liens securing the Notes and the Guarantees;

            (c)   Liens in favor of the Company or a Restricted Subsidiary of the Company on assets of any Restricted Subsidiary of the Company;

            (d)   Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and

            (e)   Permitted Liens.

        Merger, Consolidation and Sale of Assets.    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, conveyor otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, conveyor otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

           (1)  either:

            (a)   the Company shall be the surviving or continuing corporation; or

            (b)   the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity");

              (x)   shall be a Person organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

              (y)   shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

           (2)  immediately after giving effect to such transaction and the assumption contemplated by clause (l)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (a) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "—Limitation on Incurrence of Additional Indebtedness" covenant or (b) have a higher Consolidated Fixed Charge Coverage Ratio immediately after such transaction (after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period) than the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries immediately prior to the transaction;

           (3)  immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (l)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

           (4)  the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

        Notwithstanding the foregoing clauses (1), (2) and (3), the Company may merge with an Affiliate that is a Person that has no material assets or liabilities and which was organized solely for the purpose of reorganizing the Company in another jurisdiction or changing the form of organization of the Company.

        The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the Surviving Entity, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

        Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

           (1)  the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a Person organized and existing under the laws of the United States or any State thereof or the District of Columbia;

           (2)  such entity assumes by supplemental indenture all of the obligations of the Guarantor on the Guarantee; and

           (3)  immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

        Limitations on Transactions with Affiliates.    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

        All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $5.0 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $10.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

        (b)   The restrictions set forth in this covenant shall not apply to the following, which shall not be deemed Affiliate Transactions:

           (1)  reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management;

           (2)  transactions between or among the Company and any of its Restricted Subsidiaries or between or among such Restricted Subsidiaries;

           (3)  transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, Capital Stock in, or controls, such Person;

           (4)  any issuance of Capital Stock of the Company to Affiliates of the Company;

           (5)  loans or advances to employees or consultants in the ordinary course of business of the Company or any Restricted Subsidiary;

           (6)  transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are on terms no less favorable than those that would have been obtained in a comparable transaction with an unrelated party or on terms that are approved by the Company's Board of Directors;

           (7)  any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

           (8)  Restricted Payments permitted by the Indenture;

           (9)  Permitted Investments; provided that such Permitted Investments comply with the first paragraph of clause (a) above;

         (10)  payments to Donald Wallace in connection with the Noncompetition Agreement as in effect on the Issue Date;

         (11)  transactions effected as part of a Qualified Receivables Transaction; and

         (12)  management or advisory fees to BRS Group or its affiliates in accordance with the terms of the Management Agreement as in effect on the Issue Date or as the same may be modified or amended; provided, however, that such modification or amendment cannot provide for an increase in the amount of fees payable thereunder.

        Guarantees by Restricted Subsidiaries.    Each Domestic Restricted Subsidiary of the Company other than an Immaterial Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee on a senior basis all obligations of the Company under the Notes within 10 business days of the date it was created or acquired or the date on which it was no longer an Immaterial Subsidiary.

        Conduct of Business.    The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, ancillary or reasonably related to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date or a reasonable extension thereof.

        Payments for Consent.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

        Reports to Holders.    The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish the Holders of Notes:

           (1)  all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

           (2)  all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations.

        In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

        The following events are defined in the Indenture as "Events of Default":

           (1)  the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

           (2)  the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

           (3)  a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

           (4)  the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company (other than a Receivables Entity), or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $10.0 million or more at any time;

           (5)  one or more judgments in an aggregate amount in excess of $10.0 million (excluding any amounts required to be paid under applicable insurance policies) shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

           (6)  certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; or

           (7)  any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

        If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable.

        If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

        The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

           (1)  if the rescission would not conflict with any judgment or decree;

           (2)  if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

           (3)  to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

           (4)  if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

           (5)  in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

        Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the

Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

           (1)  the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

           (2)  the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

           (3)  the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

           (4)  the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

           (1)  the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an Independent Financial Advisor, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

           (2)  in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

            (b)   since the date of the Indenture, there has been a change in the applicable federal income tax law,

  in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

           (3)  in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

           (4)  no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

           (5)  such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

           (6)  the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

           (7)  the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

        Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

           (1)  either:

            (a)   all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)   all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

           (2)  the Company has paid all other sums payable under the Indenture by the Company; and

           (3)  the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

        From time to time, the Company, the Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

           (1)  reduce the amount of Notes whose Holders must consent to an amendment;

           (2)  reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

           (3)  reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

           (4)  make any Notes payable in money other than that stated in the Notes;

           (5)  make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

           (6)  after the Company's obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

           (7)  modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the Holders; or

           (8)  release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

        Notwithstanding the preceding, without the consent of any Holder, the Company, the Guarantors and the Trustee may amend or supplement the indenture, the notes or the Guarantees:

           (1)  to cure any ambiguity, defect or inconsistency;

           (2)  to provide for uncertificated notes in addition to or in place of certificated notes;

           (3)  to provide for the assumption of the Company's or a Guarantor's obligations to holders of notes and Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company's or such Guarantor's assets, as applicable;

           (4)  to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

           (5)  to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

           (6)  to conform the text of the indenture, the Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Guarantees or the notes;

           (7)  to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

           (8)  to allow any Guarantor to execute a supplemental indenture and/or a Guarantee with respect to the Notes.

Governing Law

        The Indenture will provide that it, the Notes and any Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

        The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

        The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

        "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

        "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing. Notwithstanding the foregoing, no Person (other than the Company or any Subsidiary of the Company) in whom a Receivables Entity makes an Investment in connection with a Qualified Receivables Transaction shall be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

        "Asset Acquisition" means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, (2) any designation of an Unrestricted Subsidiary as a Restricted Subsidiary or (3) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value outside the ordinary course of business by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that asset sales or other dispositions shall not include: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $2.5 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Merger, Consolidation and Sale of Assets;" (c) any Restricted Payment permitted by the "Limitation on Restricted Payments" covenants or that constitutes a Permitted Investment; (d) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof; (e) foreclosures on assets; (f) the licensing of intellectual property; (g) disposals or replacements of obsolete or worn out equipment; (h) any sale or other disposition of Receivables and Related Assets pursuant to a Qualified Receivables Transaction; and (i) transfers of Receivables and Related Assets (for a fractional undivided interest therein) by a Receivables Entity pursuant to a Qualified Receivables Transaction.

        "Board of Directors" means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof.

        "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Borrowing Base" means, as of any date, an amount equal to the sum of:

           (a)  80% of the aggregate book value of all accounts receivable of the Company and its Restricted Subsidiaries not sold to a Receivables Entity; plus

           (b)  65% of the aggregate book value of all inventory owned by the Company and its Domestic Restricted Subsidiaries (other than inventory designated by the Company as being included in the Floor Plan Borrowing Base);

all calculated on a consolidated basis and in accordance with GAAP.

        "BRS Group" means Bruckmann, Rosser, Sherrill & Co., and its Affiliates.

        "Capital Stock" means:

           (1)  with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

           (2)  with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

        "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP

        "Cash Equivalents" means:

           (1)  marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

           (2)  marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Group ("S&P") or Moody's Investors Service, Inc. ("Moody's");

           (3)  commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-l from S&P or at least P-l from Moody's;

           (4)  certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any lender party to the Credit Agreement or any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

           (5)  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

           (6)  investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

        "Change of Control" means the occurrence of one or more of the following events:

           (1)  any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section B(d) of the Exchange Act (a "Group") (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders;

           (2)  the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company or Holdings, as the case may be, (whether or not otherwise in compliance with the provisions of the Indenture);

           (3)  any Person or Group (other than the Permitted Holders and any entity formed for the purpose of owning Capital Stock of the Company) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or

           (4)  the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved or by the Permitted Holders.

        "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

        "Comparable Treasury Issue" means the United States treasury security selected by an Independent Investment Bank as having a maturity comparable to the term from the redemption date to May 15, 2008, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the term from the redemption date to May 15, 2008. "Independent Investment Bank" means one of the Reference Treasury Dealers appointed by the Company.

        "Comparable Treasury Price" means, with respect to any redemption date:

           (1)  the average of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the most recently published statistical release designated "H.15(519)" (or any successor release) published by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," or

           (2)  if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date.

        "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of:

           (1)  Consolidated Net Income; and

           (2)  to the extent Consolidated Net Income has been reduced thereby,

            (a)   all income taxes of such Person and its Restricted Subsidiaries, paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business);

            (b)   Consolidated Interest Expense; and

            (c)   Consolidated Noncash Charges less any non-cash items increasing Consolidated Net Income for such period other than the accrual of revenue in the ordinary course of business and reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Noncash Charges, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

           (1)  the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

           (2)  any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

        Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

           (1)  interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

           (2)  notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

           (1)  Consolidated Interest Expense; plus

           (2)  the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person and, to the extent permitted under the Indenture, its Restricted Subsidiaries (other than dividends paid in Qualified Capital Stock and other than dividends paid by a Restricted Subsidiary of such Person to such Person or to a Restricted Subsidiary of such Person) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication:

           (1)  the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP including without limitation: (a) any amortization of debt discount; (b) the net costs under Interest Swap Obligations; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation (but excluding the amortization or write-off of deferred financing costs); and

           (2)  the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

           (1)  after-tax gains or losses from Asset Sales (without regard to the $2.5 million limitation set forth in the definition thereof) or abandonment's or reserves relating thereto or the disposition of any securities or the extinguishment of any Indebtedness;

           (2)  after-tax items classified as extraordinary or nonrecurring gains or losses or benefits or costs;

           (3)  the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person;

           (4)  the net income (or loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

           (5)  the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person (and any net loss of such Person that is not a Restricted Subsidiary shall be included only to the extent funded in cash by the specified Person or a Restricted Subsidiary thereof);

           (6)  any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

           (7)  any depreciation, amortization, non-cash impairment or other non-cash charges or expenses recorded as a result of the application of purchase accounting in accordance with Accounting Principles Board Opinion Nos. 16 and 17 or SFAS Nos. 141 and 142;

           (8)  non-cash compensation incurred in connection with any issuance of Capital Stock to any employee of such Person or any of its Restricted Subsidiaries;

           (9)  income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

         (10)  in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

        "Consolidated Noncash Charges" means with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

        "Credit Agreement" means the Loan and Security Agreement, dated as of May 14, 2004, between the Company and Wells Fargo Foothill, Inc., together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including one or more credit agreements, loan agreements, indentures or similar agreements extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

        "Credit Facilities" means one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or debt securities, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (including increases in principal amount).

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

        "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

        "Designated Noncash Consideration" means any non-cash consideration received by The Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Noncash Consideration pursuant to an Officers' Certificate executed by the Chief Financial Officer of

The Company. Such Officers' Certificate shall state the basis of such valuation. A particular item of Designated Noncash Consideration shall no longer be considered to be outstanding to the extent it has been sold or liquidated.

        "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Capital Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Capital Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Limitation on Restricted Payments." The amount of Disqualified Capital Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Capital Stock, exclusive of accrued dividends.

        "Domestic Restricted Subsidiary" means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or any territory or possession of the United States.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

        "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

        "Floor Plan Borrowing Base" means, as of any date, an amount equal to the sum of:

            (a)   100% of the manufacturer's invoice (including freight) of all new inventory owned by the Company and its Restricted Subsidiaries; plus

            (b)   85% of the wholesale value of all used inventory (as determined in accordance with National Automotive Dealers Associate RV Industry Appraisal Guide or to the extent such publication is not available, any other comparable source) owned by the Company and its Restricted Subsidiaries in the case of used inventory that is less than seven years old; plus

            (c)   60% of the wholesale value of all used inventory (as determined in accordance with National Automotive Dealers Associate RV Industry Appraisal Guide or to the extent such publication is not available, any other comparable source) owned by the Company and its Restricted Subsidiaries in the case of used inventory that is seven years old or more than seven years old; all calculated on a consolidated basis and in accordance with GAAP and after giving effect to any incurrence of Indebtedness and the use of proceeds therefrom.

        "Floor Plan Credit Facility" means the Amended and Restated Floor Plan Credit Facility dated as of July 31,2002 by and among the Company, Bank of America, N.A. (as successor by merger to Banc of America Specialty Finance, Inc.) and KeyBank National Association, as such agreement may be amended, supplemented or otherwise modified from time to time replaced or refinanced (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder).

        "Foreign Restricted Subsidiary" means any Restricted Subsidiary of the Company that is not a Domestic Restricted Subsidiary.

        "Free Cash Flow" means, with respect to the Company, for any period, the Consolidated EBITDA for such period minus the sum of:

           (1)  Consolidated Interest Expense for such period to the extent paid in cash in such period,

           (2)  an amount equal to 50% of the aggregate of the amount of capital expenditures of the Company and the Restricted Subsidiaries for such period and the prior six month period, in each case determined on a consolidated basis in accordance with GAAP (other than capital expenditures financed with the proceeds of long term Indebtedness raised specifically to finance, in whole or in part, such capital expenditures), and

           (3)  all income taxes of the Company and the Restricted Subsidiaries paid or accrued in accordance with GAAP for such period.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

        "Guarantee" means a guarantee of the Notes by a Guarantor.

        "Guarantor" means each of the Company's Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

           (1)  interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

           (2)  other agreements or arrangements designed to manage interest rates or interest rate risk; provided, however, that in the case of clauses (1) and (2) such agreements are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on its outstanding Indebtedness to the extent the notional principal amount of such agreement does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such agreement relates; and

           (3)  other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices, provided, that in the case of agreements or arrangements related to Indebtedness, such agreements or arrangements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder, in each case reasonably related to the business of the Company and its Subsidiaries and not for speculative purposes.

        "Holdings" means LD Holdings, Inc., a Delaware corporation.

        "Immaterial Subsidiary" means, as of any date, any Restricted Subsidiary of the Company whose total assets, as of that date, are less than $500,000 and whose total revenues for the most recent fiscal year do not exceed $500,000.

        "Indebtedness" means with respect to any Person, without duplication:

           (1)  all Obligations of such Person for borrowed money;

           (2)  all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

           (3)  all Capitalized Lease Obligations of such Person;

           (4)  all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities);

           (5)  all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

           (6)  guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

           (7)  all Obligations of any other Person of the type referred to in clauses (1) through which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

           (8)  all Obligations under currency agreements and interest swap agreements of such Person; and

           (9)  all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

        For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

        "Independent Financial Advisor" means a firm (1) which is not an affiliate of the Company; and (2) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

        "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

        "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, a majority of the outstanding voting Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

        "Issue Date" means the date of original issuance of the Notes.

        "Leverage Ratio" means as of any date of determination, the ratio of (x) the aggregate amount of Indebtedness (less Indebtedness incurred pursuant to the Floor Plan Credit Facility and less cash) of the Company on such date of determination to (y) the EBITDA of the Company during the four fiscal quarters ending prior to the date of determination of the Leverage Ratio for which financial statements are available. "EBITDA" shall be calculated on a pro forma basis in the same manner as "EBITDA" is calculated on a pro forma basis for purposes of the Consolidated Fixed Charge Coverage Ratio less interest expense incurred in connection with the Floor Plan Credit Facility.

        "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

        "Management Agreement" means the Management Agreement by and among the Company, Holdings and the BRS Group and/or their affiliates as in effect on the Issue Date.

        "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

           (1)  reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

           (2)  taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

           (3)  repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale; and

           (4)  appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

        "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Pari Passu Indebtedness" means any Indebtedness of the Company or any Guarantor that ranks pari passu in right of payment with the Notes or the Guarantee of such Guarantor, as applicable.

        "Permitted Holder(s)" means BRS Group and its Affiliates.

        "Permitted Indebtedness" means, without duplication, each of the following:

           (1)  Indebtedness under the Notes issued on the Issue Date in an aggregate principal amount not to exceed $152.0 million, the Indenture and the Guarantees;

           (2)  Indebtedness incurred pursuant to Credit Facilities in an aggregate principal amount at any time outstanding under this clause (2) not to exceed the greater of (a) $15.0 million and (b) the Borrowing Base, less in the case of clause (a) the amount of all required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder with the Net Cash Proceeds from Asset Sales;

           (3)  other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

           (4)  Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the acquisition or disposition of any business, assets or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that (a) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary in accordance with GAAP, other than in the footnotes in the case of a contingent obligation and (b) with respect to any such disposition, the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

           (5)  Indebtedness under Hedging Obligations;

           (6)  Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture; provided that if as of any date any Person other than the Company or a Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

           (7)  Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien other than a Lien permitted under the Indenture; provided that (a) any Indebtedness of the Company to any Restricted Subsidiary of the Company that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (7) by the Company;

           (8)  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of occurrence;

           (9)  Indebtedness of the Company or any of its Restricted Subsidiaries in respect of performance bonds, bankers' acceptances, workers' compensation claims, surety or appeal bonds,

  payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

         (10)  Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries or any refinancings thereof not to exceed the greater of (i) $15.0 million or (ii) 7.5% of Total Consolidated Tangible Assets at any one time outstanding under this clause (10);

         (11)  Refinancing Indebtedness;

         (12)  Indebtedness represented by guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture;

         (13)  Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets;

         (14)  Indebtedness incurred pursuant to the Floor Plan Credit Facility in an aggregate principal amount under this clause (14) not to exceed the greater of (i) $85.0 million and (ii) the Floor Plan Borrowing Base;

         (15)  the incurrence by a Receivables Entity of Indebtedness in a Qualified Receivables Transaction that is not recourse to the Company or any Restricted Subsidiary of the Company (except for Standard Securitization Undertakings);

         (16)  Indebtedness of Foreign Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million; and

         (17)  additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at anyone time outstanding (which amount may, but need not, be incurred in whole or in part under Credit Facilities).

        For purposes of determining compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (17) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant; provided that all Indebtedness outstanding under the Credit Agreement up to the maximum amount permitted under clause (2) above shall be deemed to have been incurred pursuant to clause (2) and all Indebtedness outstanding under the Floor Plan Credit Facility up to the maximum amount permitted under clause (14) above shall be deemed to have been incurred pursuant to clause (14). In addition, the Company may, at any time, change the classification of an item of Indebtedness (or any portion thereof) to any other clause above or to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant provided that the Company would be permitted to incur such item of Indebtedness (or portion thereof) pursuant to such other clause or the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, as the case may be, at such time of reclassification. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the "Limitations on Incurrence of Additional Indebtedness" covenant.

        "Permitted Investments" means:

           (1)  Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Restricted Subsidiary of the Company;

           (2)  Investments in the Company by any Restricted Subsidiary of the Company;

           (3)  Investments in cash and Cash Equivalents;

           (4)  loans and advances to employees, directors and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $2.0 million at anyone time outstanding;

           (5)  Hedging Obligations;

           (6)  additional Investments not to exceed $5.0 million at anyone time outstanding;

           (7)  Investments in trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

           (8)  Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant;

           (9)  receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business, and endorsements for collection or deposit in the ordinary course of business;

         (10)  Investments in any Person that is not the Company or a Restricted Subsidiary on the Issue Date, which Investments are outstanding on Issue Date;

         (11)  Investments represented by guarantees that are otherwise permitted under the Indenture;

         (12)  Investments the payment for which is Qualified Capital Stock of the Company; and

         (13)  any Investment by the Company or a Restricted Subsidiary of the Company in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction; provided that any Investment in a Receivables Entity is in the form of a Purchase Money Note that the Receivables Entity or such other Person is required to pay as soon as practicable or equity interests.

        "Permitted Liens" means the following types of Liens:

           (1)  Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

           (2)  statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

           (3)  Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any

  Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

           (4)  judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

           (5)  easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

           (6)  any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or asset which is not leased property subject to such Capitalized Lease Obligation;

           (7)  Liens securing Purchase Money Indebtedness; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of the Company or any Restricted Subsidiary of the Company other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition;

           (8)  Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

           (9)  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

         (10)  Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

         (11)  Liens securing Hedging Obligations which Hedging Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

         (12)  Liens securing Indebtedness under Currency Agreements;

         (13)  Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that:

            (a)   such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

            (b)   such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

         (14)  Liens on assets of a Restricted Subsidiary of the Company that is not a Guarantor to secure Indebtedness of such Restricted Subsidiary or other Restricted Subsidiaries that are not Guarantors that is otherwise permitted under the Indenture;

         (15)  leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

         (16)  banker's Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

         (17)  Liens arising from filing Uniform Commercial Code financing statements regarding leases;

         (18)  Liens on inventory, and inventory related receivables, documents, and proceeds and products thereof, securing Indebtedness under the Floor Plan Credit Facility;

         (19)  Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods;

         (20)  Liens on Receivables and Related Assets to reflect sales of receivables pursuant to a Qualified Receivables Transaction; and

         (21)  Liens securing Indebtedness incurred pursuant to clauses (2) and (15) of the definition of "Permitted Indebtedness."

        "Permitted Payments to Parent" means, without duplication as to amounts:

           (1)  payments to Holdings (or any other direct or indirect parent of the Company) to permit Holdings (or any other direct or indirect parent of the Company) to pay accounting, legal and administrative expenses and general operating costs relating to the operation of the Company when due, in an aggregate amount not to exceed $750,000 (or $1.5 million following an initial public offering) per annum; and

           (2)  for so long as the Company is a member of a group filing a consolidated or combined tax return with Holdings (or any other direct or indirect parent of the Company) or is an entity not taxed as a corporation, payments to Holdings (or any other direct or indirect parent of the Company) in respect of an allocable portion of the tax liabilities of such group that is attributable to the Company and its Subsidiaries or payments to direct or indirect equity holders to permit them to pay tax liabilities in respect of income of the Company and its Subsidiaries ("Tax Payments"). The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of the Company and such Subsidiaries from other taxable years and (ii) the net amount of the relevant tax that Holdings (or any other direct or indirect parent of the Company) actually owes to the appropriate taxing authority.

        "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

        "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

        "Prevailing Market Price" shall mean the average of the daily average bid and asked prices for the Notes for each trading day during the ten trading day period prior to the Applicable Filing Date as reported by FT Interactive from Advantage Data, Inc. (or if not reported by FT Interactive, a similar service) expressed as a percentage of principal amount, provided that in no event shall Prevailing

Market Price be less than 103.00% or exceed 107.00%, in all cases plus accrued and unpaid interest to the date of purchase.

        "Purchase Money Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment whether though the direct purchase of assets or the purchase of Capital Stock of a Person owning such assets.

        "Purchase Money Note" means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Receivables Transaction to a Receivables Entity, which note is intended to be repaid from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

        "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

        "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any or its Subsidiaries may sell, conveyor otherwise transfer to (a) a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

        "Receivables and Related Assets" means any account receivable (whether now existing or arising thereafter) of the Company or any Restricted Subsidiary, and any assets related thereto including all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

        "Receivables Entity" means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts Receivables and Related Assets) which engages in no activities other than in connection with the financing of accounts receivable, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Entity:

           (1)  no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

            (i)    is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

            (ii)   is recourse to or obligates the Company or any Subsidiary of the Company (other than the Receivables Entity, if applicable) in any way other than pursuant to Standard Securitization Undertakings; or

            (iii)  subjects any property or asset of the Company or any Subsidiary of the Company (other than the Receivables Entity, if applicable), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

           (2)  with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and

           (3)  to which neither the Company nor any Subsidiary of the Company (other than the Receivables Entity, if applicable) has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results other than through the contribution of additional Receivables, related security and collections thereto and proceeds of the foregoing.

        Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

        "Reference Treasury Dealer" means each of Deutsche Bank Securities Inc., Jefferies & Company, Inc., Wells Fargo Securities, LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

        "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clauses (2), (4), (5), (6), (7), (8), (9), (10), (12), (13), (14), (15), (16) or (17) of the definition of Permitted Indebtedness), in each case that does not:

           (1)  result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any interest and premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing); or

           (2)  create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than or equal to the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity no later than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of the Company (and is not otherwise guaranteed by a Restricted Subsidiary of the Company), then such Refinancing Indebtedness shall be Indebtedness solely of the Company or of a Guarantor and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes or any Guarantee, then such

  Refinancing Indebtedness shall be subordinate to the Notes or such Guarantee, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

        "Significant Subsidiary", with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are reasonably customary in an accounts receivable transaction.

        "Subordinated Indebtedness" means Indebtedness of the Company or any Guarantor that is subordinated or junior in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be.

        "Subsidiary", with respect to any Person, means:

           (1)  any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

           (2)  any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

        "Total Consolidated Tangible Assets" of any Person means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (to the extent included in said aggregate amount of assets) and other like intangibles, as shown on the balance sheet of such Person for the most recently ended fiscal quarter for which financial statements are available, determined on a consolidated basis in accordance with GAAP. Total Consolidated Tangible Assets shall be determined as of the time of the occurrence of the event(s) giving rise to the requirement to determine Total Consolidated Tangible Assets and after giving effect to such event(s).

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the yield to maturity of the Comparable Treasury Issue, compounded semi-annually, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Unrestricted Subsidiary" of any Person means:

           (1)  any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

           (2)  any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

           (1)  the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant; and

           (2)  each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries other than the Capital Stock of such Unrestricted Subsidiary.

        For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with the "Limitation on Restricted Payments" covenant, the portion of the fair market value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company, shall be deemed to be an Investment. Such designation will be permitted only if such Investment would be permitted at such time under the "Limitation on Restricted Payments" covenant.

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

        "Wholly Owned Restricted Subsidiary" of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

        "Wholly Owned Subsidiary" of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

BOOK-ENTRY; DELIVERY AND FORM

The Global Notes

        The certificates representing the New Notes will be issued in fully registered form. Except as described below, the New Notes will be initially represented by one or more global notes in fully registered form without interest coupons. The global notes will be deposited with, or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

        Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, which we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC, ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC, with respect to interests of DTC participants, and the records of DTC participants, with respect to other owners of beneficial interests in the global note.

Book-Entry Procedures for the Global Notes

        The descriptions of the operations and procedures of DTC set forth below are controlled by that settlement system and may be changed at any time. We undertake no obligation to update you regarding changes in these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

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  a banking organization within the meaning of the New York State Banking Law;

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  a member of the Federal Reserve System;

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  a clearing corporation within the meaning of the Uniform Commercial Code; and

  •
  a clearing agency registered under Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own (securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC

        We expect that pursuant to procedures established by DTC:

  •
  Upon issuance of the global notes, DTC we will credit the respective principal amounts of the New Notes represented by the global notes to the accounts of persons who have accounts with DTC. Ownership of beneficial interest in the global notes will be limited to persons who have accounts with DTC, who are referred to as participants, or persons who hold interests through participants.

  •
  Ownership of the beneficial interests in the New Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of participants, and the records of participants and the indirect participants, with respect to the interests of persons other than participants.

        The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the New Notes represented by a global note to these persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests though participants, the ability of a person having an interest in New Notes represented by a global note to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

        So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the New Notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

  •
  will not be entitled to have notes represented by the global note registered in their names;

  •
  will not receive or be entitled to receive physical, certificated New Notes and

  •
  will not be considered the owners or holders of the New Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

        As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of New Notes under the indenture, and, if the investor is not a participant or an\ indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest. We understand that under existing industry practice, in the event that we request any action of holders of New Notes, or a holder of the notes that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take action and the participants would authorize holders of the notes owning through the participants to take action or would otherwise act upon the instruction of those holders of the New Notes. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those New Notes.

        Payments of principal, premium and interest with respect to the notes represented by a global note will be made by the trustee to DTC's nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

        Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

        Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Certificated New Notes

        New notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related New Notes only if:

  •
  DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days,

  •
  DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days,

  •
  we, at our option, notify the trustee that we elect to cause the issuance of certificated New Notes; or

  •
  certain other events provided in the indenture should occur.

        Neither we nor the trustee will be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related New Notes and each such person may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, inducting with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice as of the date hereof. The Internal Revenue Service may take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the following statements and conditions. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders, whose tax consequences could be different from the following statements and conditions. Some holders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, may be subject to special rules not discussed below. We recommend that each holder consult his own tax advisor as to the particular tax consequences of exchanging such holder's Old Notes for New Notes, including the applicability and effect of any state, local or non-U.S. tax law.

        The exchange of the Old Notes for New Notes pursuant to the exchange offer should not be treated as an "exchange" for federal income tax purposes because the New Notes should not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder should be treated as a continuation of the Old Notes in the hands of such holder. As a result, there should be no federal income tax consequences to holders exchanging Old Notes for New Notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new securities. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new securities received in exchange for securities where those securities were acquired as a result of market-making activities or other trading activities. We and the subsidiary guarantors have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until February 2, 2004, all dealers effecting transactions in the new securities may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of new securities by broker-dealers. New securities received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new securities or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new securities. Any broker-dealer that resells new securities that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new securities may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of new securities and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date, we and the subsidiary guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the securities) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters in connection with the offering of the New Notes will be passed upon for us by Kirkland & Ellis LLP, New York, New York and Johnson, Pope, Bokor, Ruppel & Burns, LLP.

EXPERTS

        The balance sheets of Lazy Days' R.V. Center, Inc. as of December 31, 2003 and 2002, and the statements of operations, changes in stockholders' equity (deficiency) and cash flows for the years ended December 31, 2003, 2002 and 2001 included in this prospectus, have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as stated in their report appearing herein.

AVAILABLE INFORMATION

        Under the terms of the indenture, we agree that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, we will furnish to the trustee and the holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes our financial condition and results of operations and our consolidated subsidiaries, if any, and with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, we will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. Information filed with the Commission may be read and copied by the public at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http:/ /www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. In addition, we have agreed that, for so long as any Notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A (d) (4) under the Securities Act.

        Under the indenture governing the Notes we are required to file with the trustee annual, quarterly and other reports after we file these reports with the Securities and Exchange Commission. Annual reports delivered to the trustee and the holders of New Notes will contain financial information that has been examined and reported upon, with an opinion expressed by an independent public accountant. We will also furnish such other reports as may be required by law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lazy Days' R.V. Center, Inc.
Seffner, Florida

        We have audited the accompanying balance sheets of Lazy Days' R.V. Center, Inc., a wholly owned subsidiary of LD Holdings, Inc., as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lazy Days' R.V. Center, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC
Ft. Lauderdale, Florida
March 5, 2004, except for Notes 7 and 14 for which the dates are March 26, 2004 and April 27, 2004, respectively

LAZY DAYS' R.V. CENTER, INC., a wholly owned
subsidiary of LD Holdings, Inc.

BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
ASSETS
Current assets
Cash	$8,575,911	$4,621,442
Receivables, net of allowance for doubtful accounts of $321,834 in 2003 and $234,253 in 2002	15,079,603	14,793,714
Inventories	69,872,724	74,086,607
Prepaid expenses and other	1,771,222	1,706,381
Deferred income taxes	2,351,747	—

Total current assets	97,651,207	95,208,144
Property and equipment, net	23,938,987	23,851,597
Loan and other costs, net	3,121,872	4,188,949
Restricted cash	624,349	124,203
Deferred income taxes	5,985,928	—
Deposits and other non-current assets	189,754	154,598

Total assets	$131,512,097	$123,527,491

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)
Current liabilities
Floor plan notes payable	$52,045,981	$56,184,745
Current maturities of long-term debt	18,018,916	16,795,036
Current maturities of ESOP distribution notes	342,066	137,497
Accounts payable	14,805,504	14,769,848
Reserve for chargebacks	993,000	1,015,000
Customer deposits	801,954	1,099,457
Income taxes payable	1,632,557	2,300,000

Total current liabilities	88,639,978	92,301,583
Long-term debt, less current maturities	39,796,635	57,815,551
ESOP distribution notes, less current maturities	888,702	412,488
Reserve for chargebacks	776,000	553,000
Deferred rent	1,699,850	1,319,250
Deferred compensation	3,622,929	4,090,228
Other	33,644	—

Total liabilities	135,457,738	156,492,100

Commitments and contingencies (Notes 6 and 11)
ESOP guarantee purchase obligation of parent	18,606,448	19,455,945

Redeemable preferred stock of parent—Class A, $.01 par value, redemption value $1 per share: 155,000,000 shares authorized; 81,013,368 and 71,979,327 shares issued and outstanding in 2003 and 2002, respectively	81,013,368	71,979,327

Stockholder's equity (deficiency):
Common stock, $.01 par value: 100 shares authorized and issued	1	1
Unearned ESOP shares of parent	(114,129,813)	(123,219,471)
Paid in capital	(16,823,287)	(3,198,080)
Retained earnings	27,387,642	2,017,669

Total stockholder's deficiency	(103,565,457)	(124,399,881)

Total liabilities and stockholder's deficiency	$131,512,097	$123,527,491

See accompanying notes to financial statements.

LAZY DAYS' R.V. CENTER, INC., a wholly owned
subsidiary of LD Holdings, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Revenues
New vehicle	$416,164,861	$384,041,313	$307,870,593
Used vehicle	278,592,113	245,485,495	207,882,955
Parts, service and other	38,371,515	32,916,776	29,402,918
Finance and insurance	22,510,708	18,683,571	16,837,722

	755,639,197	681,127,155	561,994,188

Cost of revenues
New vehicle	377,695,470	349,094,829	281,118,572
Used vehicle	253,147,071	220,181,815	186,863,062
Parts, service and other	15,842,339	12,882,554	14,668,773

	646,684,880	582,159,198	482,650,407

Gross profit	108,954,317	98,967,957	79,343,781
Selling, general and administrative expenses	73,265,114	71,532,833	54,101,111
Interest expense	5,777,119	19,237,357	27,681,838

Income (loss) before income taxes	29,912,084	8,197,767	(2,439,168)
Income tax expense	4,542,111	4,492,655	2,440,401

Net income (loss)	$25,369,973	$3,705,112	$(4,879,569)

Earnings (loss) per common share:
Basic	$60.75	$9.60	$(21.74)
Diluted	13.62	1.77	*
Weighted-average number shares used in the computation of earnings (loss) per common share:
Basic	417,620	340,326	258,604
Diluted	1,863,156	2,093,947	1,838,094

*
Not presented herein since effect is antidilutive.

See accompanying notes to financial statements.

LAZY DAYS' R.V. CENTER, INC., a wholly owned
subsidiary of LD Holdings, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

Years ended December 31, 2003, 2002 and 2001

	Common Stock						Total Stockholders' Equity (Deficiency)
			Paid-in Capital	Unearned ESOP Shares	Retained Earnings	Treasury Stock
	Shares	Amount
Balances, January 1, 2001	100	$1	$(6,416,511)	$(134,638,496)	$6,472,522	$(234,234)	$(134,816,718)
Net loss	—	—	—	—	(4,879,569)	—	(4,879,569)
Release of ESOP shares	—	—	(6,485,273)	7,188,276	—	—	703,003
Increase in ESOP guarantee purchase obligation	—	—	—	(532,080)	—	—	(532,080)
Tax benefit of ESOP	—	—	2,440,401	—	—	—	2,440,401
Retirement of treasury stock	—	—	(105,573)	—	—	234,234	128,661
Accumulated dividends on preferred stock	—	—	—	—	(741,566)	—	(741,566)

Balances, December 31, 2001	100	1	(10,566,956)	(127,982,300)	851,387	—	(137,697,868)
Net income	—	—	—	—	3,705,112	—	3,705,112
Release of ESOP shares	—	—	(7,047,225)	7,762,933	—	—	715,708
Increase in ESOP guarantee purchase obligation	—	—	—	(3,000,104)	—	—	(3,000,104)
Tax benefit of ESOP	—	—	2,651,871	—	—	—	2,651,871
Company restructuring (Note 2)	—	—	15,096,365	—	(2,100,964)	—	12,995,401
Accumulated dividends on preferred stock	—	—	(3,332,135)	—	(437,866)	—	(3,770,001)

Balances, December 31, 2002	100	1	(3,198,080)	(123,219,471)	2,017,669	—	(124,399,881)
Net income	—	—	—	—	25,369,973	—	25,369,973
Release of ESOP shares	—	—	(7,318,644)	8,240,161	—	—	921,517
Reduction in ESOP guarantee purchase obligation	—	—	—	849,497	—	—	849,497
Tax benefit of ESOP	—	—	2,823,167	—	—	—	2,823,167
Acquisition of parent treasury stock	—	—	(95,689)	—	—	—	(95,689)
Accumulated dividends on preferred stock	—	—	(9,034,041)	—	—	—	(9,034,041)

Balances, December 31, 2003	100	$1	$(16,823,287)	$(114,129,813)	$27,387,642	$—	$(103,565,457)

See accompanying notes to financial statements.

LAZY DAYS' R.V. CENTER, INC., a wholly owned
subsidiary of LD Holdings, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities
Net income (loss)	$25,369,973	$3,705,112	$(4,879,569)
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation of property and equipment	2,171,254	2,293,734	2,515,562
Amortization of loan and other costs	1,067,076	1,648,103	1,621,070
Amortization of discount on long-term debt	—	1,045,392	1,792,100
(Gain) loss on sale of property and equipment	(7,285)	—	31,790
Interest capitalized on senior subordinated debt	—	9,494,996	4,596,241
Provision (credit) for doubtful accounts	118,439	(32,474)	147,000
Reserve for chargebacks	201,000	298,000	70,000
ESOP compensation expense	921,517	715,708	703,000
Tax benefit of ESOP	2,823,167	2,651,871	2,440,401
Deferred income taxes	(8,337,675)	—	—
Change in assets and liabilities
Receivables	(404,328)	746,588	(3,258,262)
Inventories	4,213,883	(9,832,234)	(5,883,124)
Prepaid expenses and other	(64,841)	(460,139)	(304,333)
Refundable income taxes	—	137,737	877,000
Deposits and other non-current assets	(35,156)	(29,591)	765
Restricted cash	(500,146)	(124,203)	—
Accrued interest	—	—	8,025,693
Accounts payable, other accrued expenses and customer deposits	(228,174)	418,585	4,993,144
Income taxes payable	(667,443)	1,900,000	—
Deferred rent	380,600	380,600	380,600
Deferred compensation	(467,299)	3,117,778	806,450

Net cash from operating activities	26,554,562	18,075,563	14,675,528

Cash flows from investing activities
Proceeds from sale of property and equipment	14,097	59,515	42,210
Purchases of property and equipment	(2,265,484)	(1,610,242)	(685,662)
Loan and other costs	—	(1,540,722)	—
Payment to affiliate	—	(125,726)	(128,748)

Net cash used in investing activities	(2,251,387)	(3,217,175)	(772,200)

See accompanying notes to financial statements.

LAZY DAYS' R.V. CENTER, INC., a wholly owned
subsidiary of LD Holdings, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from financing activities
Net payments under revolving line of credit	$—	$—	$(3,600,281)
Net borrowings (payments) under floor plan	(4,138,764)	2,198,456	(1,350,852)
Repayments of long-term debt	(16,795,036)	(19,656,736)	(3,620,325)
Issuance of ESOP distribution notes	1,022,849	687,481	—
Repayments of ESOP distribution notes	(342,066)	(137,496)	—
Purchase of treasury stock of parent	(95,689)	17,780	(84)

Net cash used in financing activities	(20,348,706)	(16,890,515)	(8,571,542)

Net change in cash	3,954,469	(2,032,127)	5,331,786
Cash at beginning of year	4,621,442	6,653,569	1,321,783

Cash at end of year	$8,575,911	$4,621,442	$6,653,569

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$5,872,727	$30,325,906	$12,508,938
Cash paid (received) during the year for income taxes	10,361,570	130,000	(877,000)
Supplemental disclosure of non-cash investing and financing activities
Shares issued for accumulated dividends on redeemable preferred stock of parent	9,034,041	3,332,135	—
Shares issued for accumulated dividends on preferred stock, Series A	—	437,866	741,566
Retirement of treasury stock	—	—	128,661
In 2002, the Company exchanged $48,009,464 of its senior subordinated debt and $20,637,728 of deferred payments, interest, and fees for $68,647,192 of preferred Class A shares of its parent (Note 2).
In 2002, the Company exchanged $7,500,000 of its preferred stock, Series A, and $2,054,430 of related accumulated preferred dividends payable for $9,554,430 of preferred Class B shares of its parent (Note 2).

See accompanying notes to financial statements.

LAZY DAYS' R.V. CENTER, INC., a wholly owned
subsidiary of LD Holdings, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

NOTE 1—NATURE OF OPERATIONS AND ACCOUNTING POLICIES

        Basis of Presentation:    The financial statements include the accounts of Lazy Days' R.V. Center, Inc. ("Lazy Days" or the "Company"), a wholly owned subsidiary of LD Holdings, Inc. ("LD Holdings") a non-operating holding company. As further described in Note 2, Lazy Days completed a financial restructuring effective August 6, 2002 whereby its common equity was converted via merger into common equity of LD Holdings, Inc., representing the balance of the common equity of the Company. These financial statements include the accounts of Lazy Days and any obligations of LD Holdings that is pushed down to the subsidiary level. These obligations include the ESOP distribution notes, ESOP guarantee purchase obligation, unearned ESOP shares and the redeemable preferred stock, Class A. (See Note 13).

        Business Operations:    The Company sells and services new and used recreational vehicles and related parts and accessories. It also offers to its customers such ancillary services as extended service contracts and overnight campground facilities. The majority of the vehicle receivables are due from financial institutions. The Company also arranges financing for vehicle sales through third-party financing sources.

        Major Suppliers and Dealer Agreements:    The Company purchases substantially all of its new recreational vehicles and replacement parts from various manufacturers. The Company purchases new vehicles from four major suppliers which, including new vehicles purchased under consignment arrangements (See Note 11), represented approximately 92%, 94% and 92% of the total cost of new vehicle revenues for the years ended December 31, 2003, 2002 and 2001, respectively.

        The Company is subject to dealer agreements with each manufacturer. Certain dealer agreements give the manufacturers the right to approve changes in the ownership of the dealership. The manufacturer is entitled to terminate the dealer agreement if the Company is in material breach of their agreement terms.

        Cash:    Cash consists of a normal business checking account with its bank the first $100,000 of which is insured by an agency of the federal government.

        Restricted Cash:    Restricted cash consists of a money market account with its bank which is restricted for the payment of benefits under the Company's Supplemental Phantom Stock Plan (See Note 12).

        Revenue Recognition:    Revenue from the sale of vehicles is recognized on delivery, transfer of title and completion of financing arrangements. Revenue from parts sales and service is recognized on delivery of service or product.

        The Company receives commissions from the sale of insurance and vehicle service contracts to customers. In addition, the Company arranges financing for customers through various financial institutions and receives commissions.

        The Company may be charged back ("chargebacks") for financing fees, insurance or vehicle service contract commissions in the event of early termination of the contracts by the customers. The revenues from financing fees and commissions are recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts.

        Receivables:    The Company sells to customers and arranges third-party financing as is customary in its industry. Interest is not normally charged on receivables. Management establishes an allowance for losses on its accounts based on historic loss experience and current economic conditions. Losses are charged to the allowance when management deems further collection efforts will not produce additional recoveries.

        Inventories:    Vehicle and parts inventories are recorded at the lower of cost or market, with cost determined by the last-in, first-out ("LIFO") method. If the first-in, first-out ("FIFO") method of inventory costing had been used, net income would have increased by approximately $1,456,000 and $660,000 for the years ended December 31, 2003 and 2002, respectively, and net loss for the year ended December 31, 2001 would have been decreased by approximately $1,055,000.

        Property and Equipment:    Property and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense in the period incurred. Betterments and additions are capitalized. Depreciation is provided under accelerated and straight-line methods over estimated useful lives for both financial reporting and income tax purposes. Useful lives range from 15 to 25 years for buildings and improvements and from 3 to 7 years for vehicles and equipment. Upon sale or retirement of items of property and equipment, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss, if any, is reflected in earnings of the period of disposition.

        Evaluation of Impairment of Long-Lived Assets:    In accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Impairment or Disposal of Long-Lived Assets", the Company evaluates the carrying value of long-lived assets whenever significant events or changes in circumstances indicate the carrying value of these assets may be impaired. The Company evaluates potential impairment of long-lived assets by comparing the carrying value of the assets to the expected net future cash flows resulting from the use of the assets. Management believes no material impairment of long-lived assets exists at December 31, 2003 and 2002.

        Loan and Other Costs:    Loan and other costs are amortized on a straight-line basis over the life of the loans ranging from 2 1/2 to 4 1/2 years. With the Company's restructuring on August 6, 2002 (See Note 2), unamortized loan costs totaling $2,933,873 were carried forward, in accordance with EITF 98-14, and $1,540,722 of additional loan costs were capitalized to amortize over the terms of the restated debt agreements. Loan costs are presented net of accumulated amortization of approximately $1,353,000 and $286,000 at December 31, 2003 and 2002, respectively.

        Fair Value of Financial Instruments:    The Company's financial instruments consist of cash, receivables and debt. Fair values of cash and receivables approximate carrying values for these financial instruments since they are relatively short-term in nature. The carrying amount of debt approximates fair value due either to length of maturity or existence of variable interest rates that approximate prevailing market rates.

        Advertising Costs:    Advertising and promotion costs are generally charged to operations in the year incurred and totaled approximately $4,373,000, $4,179,000 and $3,763,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Earnings Per Share:    Earnings (loss) per share for the years ended December 31, 2003, 2002 and 2001 are computed as follows:

	2003	2002	2001
Numerator:
Net income (loss)	$25,369,973	$3,705,112	$(4,879,569)
Deduct: Preferred stock dividends	—	437,866	741,566

Net income (loss) available to common stockholders, for basic earnings (loss) per share	25,369,973	3,267,246	(5,621,135)
Effect of dilutive securities:
Add: Preferred stock dividends	—	437,866	741,566

Net income (loss) available to common stockholders after assumed dilution, for diluted earnings (loss) per share	$25,369,973	$3,705,112	$(4,879,569)

	2003	2002	2001
Denominator:
Weighted-average shares outstanding, for basic earnings (loss) per share	417,620	340,326	258,604
Effect of dilutive securities:
Common stock put options of parent	1,445,536	1,700,153	1,493,621
Convertible preferred securities	—	53,468	85,869

Weighted-average shares, for diluted earnings (loss) per share	1,863,156	2,093,947	1,838,094

Earnings (loss) per share—basic	$60.75	$9.60	$(21.74)
Earnings (loss) per share—diluted	13.62	1.77	*

*
Not presented herein since effect is antidilutive.

        Segment Information:    The Company follows the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Based upon definitions contained in SFAS No. 131, the Company has determined that it operates in one segment and has no international operations. The Company's operating business delivers the same products and services to a common group. The Company's customers are generally individuals. The Company's business generally follows the same management and marketing strategies, and operates in a similar regulatory environment.

        Income Taxes:    Deferred income taxes are determined using the liability method. A valuation allowance, if necessary, is established to reduce net deferred tax assets to an amount that is more likely than not to be realized.

        Use of Estimates in the Preparation of Financial Statements:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the deferred tax valuation allowance, reserve for chargebacks and the allowance for doubtful accounts.

        New Accounting Pronouncements:    In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIEs"), an interpretation of APB No. 50," ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46, as amended in December 2003, is effective for the Company in the first quarter of 2004. The adoption of FIN 46 will not have any effect on the Company's financial position, results of operations or financial disclosures as the Company has no VIEs.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company's adoption of SFAS No. 149 effective July 1, 2003 had no impact on the Company's results of operations, financial position or financial statement disclosures.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. SFAS No. 150 is effective for the Company in the first quarter of 2004. Management anticipates the adoption of this statement will not have a significant effect on the Company's financial statements since convertible preferred securities of the Company's parent and common shares held by the ESOP are not included within the scope of SFAS No. 150.

        In July 2003, the Emerging Issues Task Force of the FASB reached a consensus on Issue 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." Issue 03-10 requires certain consideration offered directly from manufacturers to consumers to be recorded as a reduction of cost of sales. Issue 03-10 will be effective for the Company in the first quarter of 2004. The adoption of Issue 03-10 will not have any significant effect on the Company's financial position, results of operations or cash flows.

        Reclassifications:    Certain amounts in the prior years' financial statements have been reclassified to conform with the 2003 presentation. These reclassifications had no effect on total assets, stockholder's equity (deficiency) or net income (loss) as previously reported.

NOTE 2—RESTRUCTURING

        Effective August 6, 2002, Lazy Days and its parent, LD Holdings, completed a restructuring of its principal debt obligations and equity interests. The principal elements of the restructuring transactions were as follows:

  •
  The common equity of Lazy Days was converted via merger into the Class A Common Stock and Class C Common Stock of LD Holdings, representing the balance of the common equity of LD Holdings. The Class A and Class C Common Stock is held by the Lazy Days' ESOP, an individual stockholder and Alliance Holdings.

  •
  In connection with this merger, The Alliance Holdings, Inc. ESOP, which previously held common equity of Lazy Days along with investments in several other companies, was divided into two separate ESOPs, with 1,387,168 shares of LD Holdings Class A Common Stock and 47,036 shares of Class C Common Stock transferred to a newly formed ESOP for the employees of Lazy Days consisting solely of employees of Lazy Days.

  •
  All of Lazy Days' outstanding subordinated indebtedness, including accrued interest and related warrants, totaling $68.6 million was cancelled and exchanged for newly issued Class A Preferred Stock of LD Holdings.

  •
  The Series A preferred stock of Lazy Days held by Alliance Holdings, Inc. was exchanged for Class B Preferred Stock of LD Holdings, having similar rights and preferences as the original preferred stock.

  •
  Lazy Days entered into an Amended and Restated Senior Credit Agreement with its existing senior lenders, providing for a $78.4 million restated term credit facility and a $3.7 million restated revolving credit facility maturing January 15, 2007 (See Note 8).

  •
  Lazy Days entered into an Amended and Restated Floor Plan Credit Agreement providing for up to $75 million in floor plan financing, maturing January 15, 2005, which restated and superseded its then existing floor plan facility (See Note 7).

  •
  LD Holdings issued three series of warrants for the benefit of an individual stockholder and Alliance Holdings. Each series of warrants enables the holder to receive 10% of the common stock of LD Holdings. Each series of warrants is exercisable only upon the consummation of certain events or upon the common equity value of LD Holdings achieving specified values. The warrants had no value on the date of issuance and thus had no impact on the recording of the debt restructuring.

  •
  The Lazy Days' Phantom Stock Plan and Supplemental Phantom Stock Plan were terminated, with accrued benefits thereunder to be paid to participants over a specified time period and subject to certain conditions.

  •
  LD Holdings, an individual stockholder and Alliance Holdings, Inc. have pledged all of their capital stock and warrants in the Company as collateral related to the borrowings under the Amended and Restated Senior Credit Agreement.

        As a result of these transactions, Lazy Days is now a wholly owned subsidiary of LD Holdings. LD Holdings is in turn owned by the former holders of the Lazy Days' subordinated debt and by the other former owners of the Lazy Days' common equity—the Lazy Days' ESOP, an individual stockholder and Alliance Holdings. Furthermore, the Lazy Days' ESOP, an individual stockholder and Alliance Holdings entered into an Escrow Agreement which stipulates future liquidation priorities among the parties, as defined.

        The recorded effect of the restructuring was the allocation of $13,024,630 of Lazy Days' paid-in capital deficit to LD Holdings' retained earnings. This is the result of the effective distribution of Lazy Days' December 31, 2001 equity deficit, the 2002 Lazy Days preferred dividends prior to the restructuring, the value of the paid-in capital warrants net of related discounts related to the senior subordinated debt exchanged for Class A Preferred Stock, and a prior accrued bank fee all to LD Holdings upon consummation of the restructuring. No gain or loss has been recognized upon this restructuring for financial reporting or income tax purposes.

NOTE 3—RECEIVABLES

        Receivables consist of the following:

	2003	2002
Contracts in transit and vehicle receivables	$9,112,832	$9,556,261
Manufacturer receivables	3,774,843	3,784,078
Finance and other receivables	2,513,762	1,687,628

	15,401,437	15,027,967
Less: Allowance for doubtful accounts	321,834	234,253

	$15,079,603	$14,793,714

        Contracts in transit represent receivables from financial institutions for the portion of the vehicle sales price financed by the Company's customers through financing sources arranged by the Company.

NOTE 4—INVENTORIES

        Inventories consist of the following:

	2003	2002
New recreational vehicles	$52,968,630	$38,232,405
Used recreational vehicles	20,820,388	37,011,457
Parts, accessories and other	1,060,188	1,449,391

	74,849,206	76,693,253
Less: LIFO reserve	4,976,482	2,606,646

	$69,872,724	$74,086,607

NOTE 5—PROPERTY AND EQUIPMENT

        Property and equipment consist of the following:

	2003	2002
Land	$3,000	$4,000
Buildings and improvements	29,219,554	26,829,119
Equipment	6,696,457	5,919,202
Company vehicles	322,849	320,497
Construction in progress	35,551	1,060,719

	36,277,411	34,133,537
Less: Accumulated depreciation and amortization	12,338,424	10,281,940

	$23,938,987	$23,851,597

        Depreciation expense of property and equipment aggregated $2,171,254, $2,293,734 and $2,515,562 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 6—LEASES

        The Company leases the land for its facilities from a related company under an operating lease arrangement which expires in 2022. The lease contains three five-year renewal options upon expiration of the original lease term. The lease requires aggregate monthly payments of approximately $309,000 for the first five years and $350,000 thereafter and provides that the lessee pays all property taxes and insurance. Rent is recognized straight-line over the life of the lease resulting in deferred rent during the earlier years of the lease. The Company is responsible for maintenance and insurance costs and betterments on the facilities.

        The Company also leases various office and dealership equipment under operating leases. These leases have terms ranging from 39 months to 66 months and expire through April 2008.

        As of December 31, 2003, future minimum lease commitments are as follows:

	Related Party	Third Parties
2004	$3,954,000	$210,073
2005	4,200,000	191,839
2006	4,200,000	130,974
2007	4,200,000	35,988
2008	4,200,000	8,700
2009 and thereafter	58,800,000	—

	$79,554,000	$577,574

        Rent expense was approximately $4,552,000, $4,480,000 and $4,496,000 for the years ended December 31, 2003, 2002 and 2001, respectively, including $4,348,370 of related party rental expense in each year.

NOTE 7—FLOOR PLAN NOTES PAYABLE

        The Company has a floor plan financing agreement with a financial institution collateralized by new and used recreational vehicles aggregating up to $75,000,000. The financial institution collateralizes all vehicles purchased under these agreements and all receivables generated from the sale of these vehicles. The interest rate charged (4.2% at December 31, 2003) is based on the prime rate or LIBOR. Principal is due upon the sale of the respective vehicle.

        The Company's floor plan notes payable are subject to certain financial and restrictive covenants including interest charge coverage ratio; debt service coverage ratio; inventory coverage ratio; current ratio; and limitations on lease rentals, certain executive compensation, capital expenditures, accounts payable, additional debt, liens, dividends, distributions, certain restricted investments, and certain other corporate activities, all as defined in the credit agreement. The Company was not in compliance with the current ratio covenant at December 31, 2003 and obtained a waiver on March 26, 2004 from the floor plan lender.

        Interest expense on the floor plan notes payable was approximately $2,566,000, $2,970,000 and $3,620,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 8—LONG-TERM DEBT

        The Company has an available revolving credit facility in the amount of $3,662,726 under which no advances were outstanding at December 31, 2003 and 2002. Interest on outstanding advances under the revolving credit facility are payable monthly based on either the prime rate or LIBOR, adjusted each interest period. The revolving credit facility expires January 15, 2007.

        Long-term debt consists of the following:

	2003	2002
Term note payable to various financial institutions in quarterly principal installments of $1,250,000 in January 2002 and $2,500,000 thereafter plus the amount of "excess cash flow," as defined in the credit agreement, computed annually and payable each January, plus interest (4.7% at December 31, 2003) based on the prime rate or LIBOR adjusted each interest period, as defined in the agreement; maturing in January 2007	$57,815,551	$74,610,587
Current maturities	(18,018,916)	(16,795,036)

	$39,796,635	$57,815,551

        As of December 31, 2003, annual maturities of long-term debt, including an "excess cash flow" payment of $8,018,916 due in January 2004, for each of the next four years are as follows:

2004	$18,018,916
2005	10,000,000
2006	10,000,000
2007	19,796,635

        The Company's long-term debt is subject to certain restrictive covenants including interest charge coverage ratio; debt service coverage ratio; inventory coverage ratio; debt to cash flow ratio; minimum EBITDA; and limitations on lease rentals, certain executive compensation, capital expenditures, additional debt, liens, dividends, distributions, certain restricted investments, and certain other corporate activities, all as defined in the credit agreement. The Company was in compliance with all such covenants at December 31, 2003.

        LD Holdings, an individual stockholder and Alliance Holdings, Inc. have pledged all of their stock and warrants of Lazy Days as collateral for the timely payment of its debt obligations.

        Interest expense and related costs on long-term debt were approximately $3,261,000, $16,267,000 and $24,062,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Total floor plan and long-term debt interest expense was approximately $5,777,000, $19,237,000 and $27,682,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 9—INCOME TAXES

        The components of the Company's income tax expense are as follows:

	For the years ended December 31,
	2003	2002	2001
Current
Federal	$8,745,528	$1,657,499	$—
State	1,311,091	183,285	—

	10,056,619	1,840,784	—

Deferred
Federal	(1,056,175)	(437,041)	(2,473,000)
State	(77,798)	(46,661)	(264,000)
Increase (decrease) in valuation allowance	(7,203,702)	483,702	2,737,000

	(8,337,675)	—	—

Tax benefit of ESOP deductions credited to paid-in capital	2,823,167	2,651,871	2,440,401

	$4,542,111	$4,492,655	$2,440,401

        A reconciliation of the provision (credit) for income taxes calculated using the statutory federal income tax rate (35% in 2003 and 34% in 2002 and 2001) to the Company's income tax expense for the years ended December 31 is as follows:

	2003		2002		2001
Provision (credit) for income taxes at statutory rate	$10,469,229	35.0%	$2,787,241	34.0%	$(829,317)	(34.0)%
Non-deductible expenses	456,745	1.5	671,503	8.2	863,342	35.4
State income taxes, net of federal tax effect	801,640	2.7	90,172	1.1	(174,240)	(7.2)
Other, net	18,199.1		460,037	5.6	(156,384)	(6.4)

	11,745,813	39.3	4,008,953	48.9	(296,599)	(12.2)
Change in valuation allowance	(7,203,702)	(24.1)	483,702	5.9	2,737,000	112.2

Income tax expense	$4,542,111	15.2%	$4,492,655	54.8%	$2,440,401	100.0%

        As a result of the Company's restructuring in 2002 (See Note 2), the Company was unable to utilize tax operating loss carryforwards of approximately $11.2 million generated through 2001.

        Deferred tax assets and deferred tax liabilities were as follows:

	2003	2002
Deferred tax assets:
Inventory and receivable allowances	$185,419	$236,619
Reserve for chargebacks	682,392	590,039
Other accrued liabilities	1,046,373	618,285
Deferred rent	655,717	496,434
Loan and lease costs	361,621	208,005
Depreciation and amortization	245,968	189,837
Deferred compensation	1,397,545	1,539,153
ESOP cost in excess of debt paid	3,971,137	3,251,470
Other, net	71,936	73,860

	8,618,108	7,203,702
Valuation allowance	—	(7,203,702)

	8,618,108	—
Deferred tax liabilities:
Prepaid expenses	(280,433)	—

Net deferred tax assets	$8,337,675	$—

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company provides a valuation allowance to offset portions of deferred tax assets due to uncertainty surrounding the future realization of such deferred tax assets. This valuation allowance is adjusted in the year management determines it is more likely than not that deferred tax assets will or will not be realized. The valuation allowance of $7,203,702 established at December 31, 2002 was fully reversed in 2003 based on management's assessment of the Company's current and future profitability.

        As a matter of course, the Company is regularly audited by various taxing authorities and, from time to time, these audits result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. The Company believes that its tax positions comply with applicable tax law and that it has adequately provided for the likely outcome related to these matters. Included in income taxes payable at December 31, 2003 and 2002 is $2.3 million associated with these matters.

NOTE 10—EMPLOYEE BENEFIT PLANS

        LD Holdings sponsors an employee stock ownership plan ("ESOP") and the Board of Directors determines its contribution annually. All transactions relative to the ESOP are funded by Lazy Days and, as a result, the ESOP obligations have been recorded on the financial statements of Lazy Days. The ESOP borrowed funds from Lazy Days to purchase shares of Class A common stock from the former majority stockholder of Lazy Days on July 19, 1999. These shares are held by the ESOP in the ESOP trust's suspense account and are allocated to individual ESOP participants as the loan is repaid.

The loan obligation of the ESOP of $95,523,365 and $103,763,526 at December 31, 2003 and 2002, respectively, is considered unearned employee ESOP shares and, as such, is recorded as a reduction of the Company's stockholders' equity. The Company's contributions to the ESOP, plus any dividends paid on unallocated shares held by the ESOP, are used to repay the loan principal and interest. Both the loan obligation and the unearned ESOP shares are reduced by the amount of the loan principal repayments made by the ESOP. The ESOP compensation expense totaled $921,517, $715,708 and $703,003 for the years ended December 31, 2003, 2002 and 2001, respectively. The compensation expense is computed based upon the fair value of the ESOP shares committed to be released to participants for the relevant year.

        A summary of the common shares held by the ESOP is as follows:

	2003	2002
Allocated to participants	415,419	349,396
Committed to be released to participants	80,906	76,220
Unallocated	937,894	1,018,800

	1,434,219	1,444,416

        The fair value of unallocated shares within the ESOP is approximately $10.7 million and $9.6 million at December 31, 2003 and 2002, respectively.

        As ESOP participants become entitled to receive a stock distribution from the ESOP (i.e., in the event of retirement, death, total disability or termination of employment), certain participants put their shares to the Company. If the Company's required payment for those shares exceeded a certain amount, the Company issued notes to such participants.

        The ESOP distribution notes consist of the following:

	2003	2002
Notes payable to various individuals in annual installments over five years, bearing interest at 8%, maturing December 2007	$1,230,768	$549,985
Current maturities	342,066	137,497

	$888,702	$412,488

        As of December 31, 2003, ESOP distribution notes mature as follows:

2004	$342,066
2005	342,066
2006	342,066
2007	204,570

        Certain allocated ESOP shares have put rights. The Company's aggregate obligation to repurchase ESOP shares under these put obligations at December 31, 2003 is approximately $18.6 million.

        Effective January 1, 2003, the Company established a profit sharing plan with 401(k) provisions (the "Plan"). The Plan covers substantially all employees. The Plan allows employee contributions to be made on a salary reduction basis under Section 401(k) of the Internal Revenue Code. Under the 401(k) provision, the Company makes discretionary matching contributions equal to 25% of the employees' contribution not to exceed 4% of employee pre-tax deferrals. Company contributions to the Plan for the year ended December 31, 2003 were approximately $197,000.

NOTE 11—COMMITMENTS AND CONTINGENCIES

        The Company purchases and sells new vehicles under various consignment arrangements, including one with a related party. Under the related party arrangement, the consigned inventory, if not previously purchased, is either purchased by the Company after 180 days or returned to the related party. During the term of this agreement, which commenced on December 29, 2001, the Company has purchased virtually all inventory that has been held under consignment. The total consigned inventory, which is not included in the Company's consolidated balance sheets, approximated $14.3 million and $28.1 million at December 31, 2003 and 2002, respectively. Total inventory purchased by the Company under this consignment arrangement totaled approximately $111 million and $112 million for years ended December 31, 2003 and 2002, respectively.

        Employment agreements exist between the Company and the two senior officers, which expire on December 31, 2004. The agreements may continue on terms mutually agreeable to the parties. The agreements detail various matters including but not limited to base compensation and bonus compensation.

        The Company is a party to numerous legal proceedings that arise in the ordinary course of business. The Company has certain insurance coverage and rights of indemnification. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's business, results of operations, financial condition, or cash flows. However, the results of these matters cannot be predicted with certainty and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company's business, results of operations, financial condition, and/or cash flows.

NOTE 12—DEFERRED COMPENSATION

        The Company's Phantom Stock Plan benefits vest to participants over a 60-month period from the termination date or in the event of the death or disability, provided that the participant was actively employed by the Company on the day prior to that event, or upon the 65th birthday of a participant, provided that such was employed by the Company at least ten years. The plan was terminated on August 6, 2002 and the value of all accrued and future benefits thereunder, as calculated based on a formula described in the plan as of December 31, 2001, are to be paid to participants over a specified time and subject to certain conditions. Payments made relative to the plan in 2003 and 2002 as a result of the termination totaled approximately $646,000 and $270,000, respectively.

        The Company's Supplemental Phantom Stock Plan is to be paid after the Class A Preferred shares are redeemed. The Company is required to deposit five percent of this total liability in a separate restricted cash account every quarter for 20 quarters, and all interest earned in this separate account is to be remitted to the beneficiaries of the plan upon payout of the plan benefit. The plan was also terminated on August 6, 2002. Cash restricted for funding the Supplemental Phantom Stock Plan payout, which is subject to the seniority of the long-term debt, totals $624,349 as of December 31, 2003.

        These liabilities are recorded at the present value of the expected fully vested benefits.

        Total deferred compensation under these plans is as follows:

	2003	2002
Phantom stock plan	$1,461,216	$2,016,739
Supplemental phantom stock plan	2,161,713	2,073,489

Total deferred compensation	$3,622,929	$4,090,228

        In 2003, 2002 and 2001, the Company recorded expense of approximately $178,000, $3,388,000 and $806,000, respectively, related to these phantom stock plans.

NOTE 13—LD HOLDINGS

        LD Holdings' balance sheet at December 31, 2003 and 2002 consisted of the following:

	2003	2002
ASSETS	$—	$—

LIABILITIES
Investment in Lazy Days	$3,945,641	$32,964,609

ESOP GUARANTEE PURCHASE OBLIGATION	18,606,448	19,455,945

REDEEMABLE PREFERRED STOCK, CLASS A	81,013,368	71,979,327

STOCKHOLDERS' EQUITY (DEFICIENCY)
Convertible preferred stock, Class B	10,675,448	9,862,465
Common stock, Class A	16,802	16,802
Common stock, Class C	472	472
Unearned ESOP shares	(114,129,813)	(123,219,471)
Paid in capital	(10,347,233)	(5,851,756)
Retained earnings (accumulated deficit)	10,331,775	(5,191,174)
Treasury stock	(112,908)	(17,219)

Total stockholders' deficiency	(103,565,457)	(124,399,881))

Total liabilities and stockholders' deficiency	$—	$—

        The Class A Preferred stock of LD Holdings pays a 12% cumulative dividend, compounded quarterly, and is senior to all other equity. It is convertible into the common equity of LD Holdings, at any time, equal to the number of shares being converted divided by 7.0267751 and votes on an "as converted" basis. The dividends are paid in additional Class A Preferred stock, in arrears, prior to the date on which all debt of the Company has been repaid and in cash, in arrears, thereafter. LD Holdings is required to redeem, at a price of $1 per share, all Class A Preferred stock on the earlier of the following specified dates: (1) August 2, 2007 or (2) the 90th day following the full payment of all debt.

        The Class B Preferred stock of LD Holdings pays an 8% cumulative dividend, compounded quarterly, in additional Class B Preferred stock, in arrears, and is senior to the common equity of LD Holdings. It is convertible into the common equity of LD Holdings equal to the number of shares being converted divided by the current per share fair value of LD Holdings' common stock, at any time or automatically upon the consummation of the sale of LD Holdings or the conversion of 50% of the originally issued Class A Preferred shares, into the common equity of LD Holdings. The Class B Preferred stock votes on the basis of 200% of its "as converted" basis. The dividends are to be paid at the redemption price only after all Company debt has been paid.

NOTE 14—SUBSEQUENT EVENTS

        On April 27, 2004, the Company, LD Holdings, the ESOP and certain other stockholders of LD Holdings entered into a stock purchase agreement with RV Acquisition, Inc. ("RV Acquisition"), a newly formed holding company owned by an affiliate of Bruckmann, Rosser, Sherrill & Co., Inc., pursuant to which RV Acquisition agreed to acquire all of LD Holdings' issued and outstanding common and preferred stock for a cash purchase price of $217.1 million (subject to certain pre-closing adjustments), less amounts applied to repay the Company's existing long-term indebtedness, plus certain fees and expenses.

        In connection with the above sale, the Company anticipates closing an offering for the issuance to qualified institutional investors of $155 million principal amount of its senior notes due in 2012. Concurrent with the closing of this offering, the Company also expects to enter into certain other financing transactions, including (a) the closing of a new $15 million five-year senior secured revolving credit facility, (b) the repayment of all outstanding amounts under its existing long-term credit facility and (c) an amendment and extension of its existing floor plan credit facility providing availability of up to $85 million.

Lazy Days' R.V. Center, Inc., a wholly owned
subsidiary of LD Holdings, Inc.

Condensed Balance Sheet (Unaudited)

June 30, 2004

ASSETS
Current assets
Cash	$4,334,300
Receivables, net	16,740,359
Inventories	68,882,730
Refundable income taxes	4,077,404
Other current assets	4,447,255

Total current assets	98,482,048
Property and equipment, net	33,424,872
Loan and other costs, net	7,208,679
Goodwill	105,338,631
Intangible assets, net	84,541,562
Other assets	4,425,816

Total assets	$333,421,608

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Floor plan notes payable	$55,677,853
Revolving line of credit	3,000,000
Accounts payable	13,801,420
Other current liabilities	1,958,784

Total current liabilities	74,438,057
Long-term debt	150,107,244
Deferred income taxes	35,599,570
Other	2,823,820

Total liabilities	262,968,691

Stockholder's equity:
Common stock	1
Paid in capital	67,000,000
Retained earnings	3,452,916

Total stockholder's equity	70,452,917

Total liabilities and stockholder's equity	$333,421,608

See accompanying notes to condensed financial statements.

Lazy Days' R.V. Center, Inc., a wholly owned
subsidiary of LD Holdings, Inc.

Condensed Statements of Income (Unaudited)

	Six Months Ended
	June 30, 2004	June 30, 2003
Revenues
New vehicle	$275,600,558	$232,845,817
Pre-owned vehicle	150,911,354	155,348,048
Parts, service and other	22,348,493	21,212,637
Finance and insurance	13,165,269	13,034,371

	462,025,674	422,440,873

Cost of revenues
New vehicle	250,741,571	210,947,020
Pre-owned vehicle	133,714,726	140,355,797
Parts, service and other	8,521,841	8,944,748

	392,978,138	360,247,565

Gross profit	69,047,536	62,193,308
Selling, general and administrative expenses	48,472,546	37,745,558
Interest expense	4,253,195	3,303,438

Income before income taxes	16,321,795	21,144,312
Income tax expense	5,474,950	3,213,935

Net income	$10,846,845	$17,930,377

Earnings per common share:
Basic	$29.47	$43.02
Diluted	7.53	7.83
Weighted-average number of shares used in the computation of earnings per common share:
Basic	368,099	416,829
Diluted	1,440,337	2,290,583

See accompanying notes to condensed financial statements.

Lazy Days' R.V. Center, Inc., a wholly owned
subsidiary of LD Holdings, Inc.

Condensed Statements of Cash Flows (Unaudited)

	Six Months Ended
	June 30, 2004	June 30, 2003
Cash flows from operating activities
Net income	$10,846,845	$17,930,377
Adjustments to reconcile net income to net cash from operating activities
Depreciation of property and equipment	1,134,444	1,070,122
Amortization of intangible assets	758,438	—
Amortization and write-off of loan and other costs	3,095,252	550,189
Amortization of discount on long-term debt	30,044	—
Deferred income taxes	(306,680)	—
(Gain) loss on sale of property and equipment	(3,013)	6,098
Change in assets and liabilities
Receivables	(1,660,756)	(1,633,340)
Inventories	5,996,476	1,844,047
Accounts payable	(1,004,084)	(3,872,083)
Deferred compensation	(3,622,929)	—
Other assets and liabilities	(4,458,555)	2,870,679

Net cash from operating activities	10,805,482	18,766,089

Cash flows from investing activities
Proceeds from sale of property and equipment	4,396	10,947
Purchases of property and equipment	(171,712)	(748,156)
Loan and other costs	(7,174,786)	—
Advances to parent	(106,628,556)	(2,455,708)

Net cash from investing activities	(113,970,658)	(3,192,917)

Cash flows from financing activities
Net borrowings (payments) under floor plan	3,631,872	(1,178,686)
Net borrowings under revolving line of credit	3,000,000	—
Borrowings on long-term debt	150,077,200	—
Repayments of long-term debt	(57,785,507)	(11,791,446)

Net cash from financing activities	98,923,565	(12,970,132)

Net change in cash	(4,241,611)	2,603,040
Cash at beginning of period	8,575,911	4,621,442

Cash at end of period	$4,334,300	$7,224,482

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$2,120,213	$2,743,512
Cash paid during the period for income taxes	10,123,408	6,850,000
Non-cash investing and financing activities
In conjunction with a business acquisition
Liabilities were assumed as follows:
Fair value of assets acquired	$325,115,634	$—
Liabilities assumed	108,038,434	—

See accompanying notes to condensed financial statements.

Lazy Days' R.V. Center, Inc., a wholly owned
subsidiary of LD Holdings, Inc.

Notes to Condensed Financial Statements (Unaudited)

NOTE 1—BASIS OF PRESENTATION AND OPINION OF MANAGEMENT

        The accompanying unaudited interim condensed financial statements include the accounts of Lazy Days' R.V. Center, Inc. (the "Company" or "Lazy Days"), a wholly owned subsidiary of LD Holdings, Inc. ("LD Holdings"), a non-operating holding company, and have been prepared in accordance with the instructions to Article 10 of Regulation S-X and therefore do not include all of the information and financial statement disclosures necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, the information furnished herein includes all adjustments necessary to reflect a fair statement of the interim periods reported. All adjustments are of a normal and recurring nature.

NOTE 2—ACQUISITION

        On May 14, 2004, RV Acquisition, Inc. ("RV Acquisition"), a newly formed holding company owned by an affiliate of Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS") and certain original shareholders of LD Holdings, purchased all of the issued and outstanding shares of LD Holdings for a total purchase price of $217.1 million. The acquisition has been accounted for as a purchase and, accordingly, the acquired assets and liabilities assumed have been recorded at their estimated fair values at the date of acquisition and approximate the following:

Cash	$6,438,002
Other current assets	82,988,043
Property, plant and equipment	33,547,745
Other assets	4,328,427
Loan and other costs	7,174,786
Intangible assets	85,300,000
Goodwill	105,338,631
Current liabilities	(66,688,430)
Other liabilities	(5,443,754)
Deferred income taxes	(35,906,250)

$217,077,200

        In connection with the acquisition, the Company entered into a management services agreement with BRS and a shareholder of LD Holdings, whereby the parties agreed to provide general management services to the Company, as defined. In exchange for these services, the Company agreed to pay the parties an annual management fee equal to the greater of: 1.75% of the Company's annual EBITDA, as defined, or $500,000. Management fee expense for the six-month period ended June 30, 2004 was $42,446.

NOTE 3—RECEIVABLES

        Receivables at June 30, 2004 consist of the following:

Contracts in transit and vehicle receivables	$9,161,270
Manufacturer receivables	6,145,517
Finance and other receivables	1,744,300

17,051,087
Less: Allowance for doubtful accounts	310,728

$16,740,359

        Contracts in transit represent receivables from financial institutions for the portion of the vehicle sales price financed by the Company's customers through financing sources arranged by the Company.

NOTE 4—INVENTORIES

        Inventories at June 30, 2004 consist of the following:

New recreational vehicles	$43,345,438
Pre-owned recreational vehicles	24,504,704
Parts, accessories and other	1,032,588

$68,882,730

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS

        Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite life are not amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

        Intangible assets (all acquired in connection with the acquisition described in Note 2) and the related accumulated amortization as of June 30, 2004 are summarized as follows:

	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:
Manufacturer relationships	$26,700,000	$83,438
Non-compete agreement	9,000,000	225,000
Customer database	3,600,000	450,000

	39,300,000	758,438
Unamortizable intangible assets:
Trade names and trademarks	46,000,000	—

	$85,300,000	$758,438

        Amortizable intangible assets are being amortized using the straight-line method over 40 years for manufacturer relationships, five years for the non-compete agreement and one year for the customer database. The weighted-average amortization period for all amortizable intangible assets acquired during 2004 is 28.4 years. Trade names and trademarks are considered to have indefinite useful lives and are not being amortized.

        Amortization expense for the six-month period ended June 30, 2004 was $758,438. Estimated amortization expense for the six-month period ending December 31, 2004 and for each of the subsequent five years ending December 31 is: 2004 (six months)—$3,033,750, 2005—$3,817,500, 2006—$2,467,500, 2007—$2,467,500, 2008—$2,467,500 and 2009—$1,342,500.

NOTE 6—REVOLVING LINE OF CREDIT

        Effective May 14, 2004, the Company entered into a five-year, senior secured revolving line of credit facility. The facility provides for borrowings up to $15 million, as defined, which includes a $10 million sub-facility for the issuance of letters of credit. Outstanding advances under the revolving line of credit were $3,000,000 at June 30, 2004. The Company also had outstanding letters of credit amounting to $2,500,000 at June 30, 2004. Interest on outstanding advances is payable monthly at the lender's prime rate plus 1.00% or LIBOR rate plus 3.50% depending on the pricing option selected by the Company. The Company must also pay an annual fee of .50% on the unused portion of the line of credit.

        Borrowings under the revolving line of credit are collateralized by substantially all of the Company's assets.

NOTE 7—LONG-TERM DEBT

        Effective May 14, 2004, the Company issued $152 million of unsecured, senior notes in conjunction with the acquisition of LD Holdings (see Note 2). The notes mature May 15, 2012 and bear interest at an annual rate of 11.75% payable each November 15 and May 15, commencing November 15, 2004, to the registered holders at the close of business on November 1 and May 1 immediately preceding the interest payment date. The notes are subordinated to all secured debt of the Company and are subject to certain restrictive covenants.

NOTE 8—EARNINGS PER SHARE

        Earnings per share for the six months ended June 30, 2004 and 2003 are computed as follows:

	Six Months Ended June 30,
	2004	2003
Numerator:
Net income	$10,846,845	$17,930,377

Denominator:
Weighted-average shares outstanding, for basic earnings per share	368,099	416,829
Effect of dilutive securities:
Common stock put options of parent	1,072,238	1,873,754

Weighted-average shares, for diluted earnings per share	1,440,337	2,290,583

Earnings per share—basic	$29.47	$43.02
Earnings per share—diluted	7.53	7.83

NOTE 9—LD HOLDINGS AND RV ACQUISITION

        The balance sheet of LD Holdings, a wholly owned subsidiary of RV Acquisition, consisted of the following at June 30, 2004:

ASSETS
Investment in Lazy Days	$70,452,917

STOCKHOLDER'S EQUITY
Common stock, Class A	$100
Paid in capital	48,592,635
Retained earnings	21,860,182

Total stockholder's equity	$70,452,917

        The Class A Preferred stock of LD Holdings, which was redeemed on May 14, 2004, paid a 12% cumulative dividend, compounded quarterly, and was senior to all other equity. It was convertible into the common equity of LD Holdings, at any time, equal to the number of shares being converted divided by 7.0267751 and voted on an "as converted" basis. The dividends were paid in additional Class A Preferred stock, in arrears, prior to the date on which all debt of the Company has been repaid and in cash, in arrears, thereafter. LD Holdings was required to redeem, at a price of $1 per share, all Class A Preferred stock on the earlier of the following specified dates: (1) August 2, 2007 or (2) the 90th day following the full payment of all debt.

        The Class B Preferred stock of LD Holdings, which was also redeemed on May 14, 2004, paid an 8% cumulative dividend, compounded quarterly, in additional Class B Preferred stock, in arrears, and was senior to the common equity of LD Holdings. It was convertible into the common equity of LD Holdings equal to the number of shares being converted divided by the current per share fair value of LD Holdings' common stock, at any time or automatically upon the consummation of the sale of LD Holdings or the conversion of 50% of the originally issued Class A Preferred shares, into the common equity of LD Holdings. The Class B Preferred stock voted on the basis of 200% of its "as converted" basis. The dividends are to be paid at the redemption price only after all Company debt has been paid.

        The balance sheet of RV Acquisition consisted of the following at June 30, 2004:

ASSETS
Investment in LD Holdings	$70,452,917

STOCKHOLDERS' EQUITY
Preferred stock, Series A	$62,000,000
Common stock, $.01 par value	50,000
Paid in capital	4,950,000
Retained earnings	3,452,917

Total stockholders' equity	$70,452,917

        The Series A Preferred Stock of RV Acquisition accrues dividends at a rate of 14% per annum, compounded semi-annually. Dividends on the Series A Preferred Stock are not required to be paid in cash and accrue whether or not declared and whether or not there are profits, surplus or other funds legally available for payment of the dividend. Upon a sale of the Company, the holders of Series A Preferred Stock have the right to request RV Acquisition to redeem their shares at a price equal to the initial purchase price plus any accrued and unpaid dividends thereon. Similarly, BRS LP (as holder of the majority of the Series A Preferred Stock) has the right, upon certain change of control transactions, to have such transactions treated as a liquidation event, as a result of which all shares of Series A Preferred Stock will be redeemed at a price equal to the initial purchase price plus any accrued and unpaid dividends thereon.

$137,000,000

LAZY DAYS' R.V. CENTER, INC.

Exchange Offer for
11 3/4% Secured Notes due 2012

PROSPECTUS

November 4, 2004

        We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.

        This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

        The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

        Until February 2, 2004, all dealers that effect transactions in these securities, whether or not participating in the exchange offer may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
MARKET AND INDUSTRY DATA
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
THE EXCHANGE OFFER
CAPITALIZATION
THE REFINANCING TRANSACTIONS
UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
LAZY DAYS' R.V. CENTER, INC., a wholly owned subsidiary of LD Holdings, Inc. UNAUDITED PRO FORMA STATEMENT OF OPERATIONS For the Six Months Ended June 30, 2004 (dollars in thousands)
LAZY DAYS' R.V. CENTER, INC., a wholly owned subsidiary of LD Holdings, Inc. NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS For the Six Months Ended June 30, 2004 (dollars in thousands)
LAZY DAYS' R.V. CENTER, INC., a wholly owned subsidiary of LD Holdings, Inc. UNAUDITED PRO FORMA STATEMENT OF OPERATIONS For the Year Ended December 31, 2003 (dollars in thousands)
LAZY DAYS' R.V. CENTER, INC., a wholly owned subsidiary of LD Holdings, Inc. NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS For the Year Ended December 31, 2003 (dollars in thousands)
SELECTED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF THE NEW NOTES
BOOK-ENTRY; DELIVERY AND FORM
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
LAZY DAYS' R.V. CENTER, INC., a wholly owned subsidiary of LD Holdings, Inc. BALANCE SHEETS December 31, 2003 and 2002
LAZY DAYS' R.V. CENTER, INC., a wholly owned subsidiary of LD Holdings, Inc. STATEMENTS OF OPERATIONS Years ended December 31, 2003, 2002 and 2001
LAZY DAYS' R.V. CENTER, INC., a wholly owned subsidiary of LD Holdings, Inc. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) Years ended December 31, 2003, 2002 and 2001
LAZY DAYS' R.V. CENTER, INC., a wholly owned subsidiary of LD Holdings, Inc. STATEMENTS OF CASH FLOWS Years ended December 31, 2003, 2002 and 2001
LAZY DAYS' R.V. CENTER, INC., a wholly owned subsidiary of LD Holdings, Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2003, 2002 and 2001
LAZY DAYS' R.V. CENTER, INC., a wholly owned subsidiary of LD Holdings, Inc. NOTES TO FINANCIAL STATEMENTS December 31, 2003, 2002 and 2001
Lazy Days' R.V. Center, Inc., a wholly owned subsidiary of LD Holdings, Inc. Condensed Balance Sheet (Unaudited) June 30, 2004
Lazy Days' R.V. Center, Inc., a wholly owned subsidiary of LD Holdings, Inc. Condensed Statements of Income (Unaudited)
Lazy Days' R.V. Center, Inc., a wholly owned subsidiary of LD Holdings, Inc. Condensed Statements of Cash Flows (Unaudited)
Lazy Days' R.V. Center, Inc., a wholly owned subsidiary of LD Holdings, Inc. Notes to Condensed Financial Statements (Unaudited)